

CapitaLand Limited
168 Robinson Road #30-01 Capital Tower Singapore 068912
Tel: 65 6823 3200 Fax: 65 6820 2202 Website: www.capitaland.com

82-4507

6 August 2002

Via Courier



The U.S. Securities And Exchange Commission
450 Fifth Street, N.W., Room 3099
Office of International Corporate Finance
Mail Stop 3-2
Washington, D.C. 20549

Attn: Mr Elliot Staffin

Dear Sirs

CAPITALAND LIMITED
- AMERICAN DEPOSITORY RECEIPTS PROGRAM
(EXEMPTION NUMBER: 82-4507)

1 In compliance with the reporting exemption granted under Rule 12g3-2(b), we enclose copies of the announcements and press releases issued by CapitaLand Limited from 1 July 2002 till 31 July 2002, for your information and file record please.

2 Please do not hesitate to contact the undersigned @ Tel: 68233513 or Fax: 68233516 if you need further assistance.

Yours faithfully

Jessica Lum
Secretariat Manager

Encs.

c.c. VP Lim Mei Yi – cover letter only.

s/sec/adr/adrltr-july.doc

List of Information Made Public, Filed with the Singapore Exchanges Securities Trading Limited (SESTL) or Distributed to Security Holders by CapitaLand Limited

Name of Report or Announcement	Date Made Public, Filed or Distributed	Source of Requirement
Request for Suspension in Trading of Shares	1 July 2002	SESTL Listing Manual
CapitaLand Announces Launch of Initial Public Offer of CapitaMall Trust	1 July 2002	SESTL Listing Manual
Request for Lifting of Suspension in Trading of Shares	1 July 2002	SESTL Listing Manual
News Release by CapitaLand's Subsidiary, CapitaMall Trust Management Limited – "Initial Public Offering for Singapore's First Property Trust, CapitaMall Trust"	1 July 2002	For Public Relations Purposes
Announcement by CapitaLand's Subsidiary, The Ascott Group Limited – "Serviced Residences in The United Kingdom – Phase II Completion"	1 July 2002	For Public Relations Purposes
Announcement by CapitaLand's Subsidiary, Australand Holdings Limited – "Unsecured Notes Issue"	1 July 2002	For Public Relations Purposes
Announcement by CapitaLand's Subsidiary, The Ascott Group Limited – "Completion of Sale of Costa Sands, East Coast & Costa Sand, Pasir Ris"	2 July 2002	For Public Relations Purposes
Announcement issued by DBS Bank For and On Behalf of CapitaLand's Subsidiary, Leonie Court Pte Ltd – "Voluntary Unconditional Cash Offer for Hind Hotels International Limited – Level of Offer Acceptances as at 3 July 2002"	3 July 2002	For Public Relations Purposes
Announcement of Property Sale to Employee	8 July 2002	SESTL Listing Manual
Announcement by CapitaLand's Subsidiary, The Ascott Group Limited – "Return of Capital by Subsidiary".	9 July 2002	For Public Relations Purposes

Name of Report or Announcement	Date Made Public, Filed or Distributed	Source of Requirement
Announcement Issued by DBS Bank For and On Behalf of CapitaLand's Subsidiary, CapitaMall Trust Management Limited, on The Initial Public Offering of CapitaMall Trust	11 July 2002	For Public Relations Purposes
Disposal of Stake in Beijing Enctech Electronic Technology Co Ltd	12 July 2002	SESTL Listing Manual
Increase in Share Capital in Landart Pte Ltd	12 July 2002	SESTL Listing Manual
Announcement by CapitaLand's Subsidiary, Hind Hotels International Limited – "Proforma Half Year Financial Statement"	12 July 2002	For Public Relations Purposes
Announcements by CapitaLand's Subsidiary, Hind Hotels International Limited – "Voluntary Unconditional Cash Offer by The Development Bank of Singapore Ltd For and On Behalf of Leonie Court Pte Ltd"	12 July 2002	For Public Relations Purposes
Announcement Issued by DBS Bank For and On Behalf of CapitaLand's Subsidiary, CapitaMall Trust Management Limited, on The Initial Public Offering of CapitaMall Trust	12 July 2002	For Public Relations Purposes
Announcement of Property Sales to Employees	15 July 2002	SESTL Listing Manual
Announcement by CapitaLand's Subsidiary, Hind Hotels International Limited – "Voluntary Unconditional Cash Offer by The Development Bank of Singapore Ltd For and On Behalf of Leonie Court Pte Ltd"	15 July 2002	For Public Relations Purposes
Announcement Issued by DBS Bank For and On Behalf of CapitaLand's Subsidiary, CapitaMall Trust Management Limited, on The Initial Public Offering of CapitaMall Trust	16 July 2002	For Public Relations Purposes
Announcement by CapitaLand's Subsidiary, Raffles Holdings Limited – "Date of Release of Half-Year Financial Results Announcement"	16 July 2002	For Public Relations Purposes
News Release by CapitaLand's Subsidiary, Raffles International Limited – "Raffles International Leads with Innovative Guest Service"	17 July 2002	For Public Relations Purposes

Name of Report or Announcement	Date Made Public, Filed or Distributed	Source of Requirement
Announcement Issued by DBS Bank For and On Behalf of CapitaLand's Subsidiary, Leonie Court Pte Ltd – "Voluntary Unconditional Cash Offer For Hind Hotels International Limited"	18 July 2002	For Public Relations Purposes
Announcement and Press Release by CapitaLand's Subsidiary, Raffles Holdings Limited – "Half Year Financial Statement"	19 July 2002	For Public Relations Purposes
News Release by CapitaLand's Subsidiary, The Ascott Group Limited – "Ascott Launches Its First Serviced Residence in Japan"	22 July 2002	For Public Relations Purposes
Announcement by CapitaLand's Subsidiary, Hind Hotels International Limited – "Voluntary Unconditional Cash Offer by The Development Bank of Singapore Ltd For and On Behalf of Leonie Court Pte Ltd"	23 July 2002	For Public Relations Purposes
Announcement Issued by The Development Bank of Singapore Ltd For and On Behalf of CapitaLand's Subsidiary, Leonie Court Pte Ltd – "Voluntary Unconditional Cash Offer for Hind Hotels International Limited – Notice of Compulsory Acquisition"	23 July 2002	For Public Relations Purposes
Co-operative Joint Venture Agreement	24 July 2002	SESTL Listing Manual
Announcement by CapitaLand's Subsidiary, Australand Holdings Limited – "Half Yearly Report for 6 Months Ending 30 June 2002; Investor Presentations"	25 July 2002	For Public Relations Purposes
Announcement and News Release by CapitaLand Subsidiary, The Ascott Group Limited – "Half Year Financial Statement"	25 July 2002	For Public Relations Purposes
Announcement by CapitaLand's Subsidiary, The Ascott Group Limited – "Completion of Sale of the Entire Share Capital of Hua Li Holdings Pte Ltd"	25 July 2002	For Public Relations Purposes
News Release – CapitaLand Turns In Net Profit Of $98.6 Million In The First Six Months Of 2002 *Improves gearing ratio from 0.90 to 0.85* *Anticipates a full year profit in 2002*	26 July 2002	For Public Relations Purposes
CapitaLand Limited 2002 Half Year Financial Statement Announcement	26 July 2002	SESTL Listing Manual

Name of Report or Announcement	Date Made Public, Filed or Distributed	Source of Requirement
Announcement – CapitaLand Limited's Unaudited Results for The 6 Months Ended 30 June 2002 – Slides for Media and Analyst Briefing	26 July 2002	For Public Relations Purposes
AIG Tower – A New Icon in Hong Kong's Spectacular Skyline	29 July 2002	For Public Relations Purposes
Announcement by CapitaLand's Subsidiary, The Ascott Group Limited – "Reply to SGX Queries dated 29 July 2002 on the Announcement of The Group's Half-Year Financial Statement Ended 30 June 2002"	30 July 2002	For Public Relations Purposes
Announcement Issued by The Development Bank of Singapore Ltd, For and On Behalf of CapitaLand's Subsidiary, Leonie Court Pte Ltd – "Voluntary Unconditional Cash Offer for Hind Hotels International Limited – Level of Acceptances as at The Close of The Offer"	31 July 2002	For Public Relations Purposes
Announcement by CapitaLand's Subsidiary, Hind Hotels International Limited – "Voluntary Unconditional Cash Offer by The Development Bank of Singapore Ltd For and On Behalf of Leonie Court Pte Ltd – Close of the Offer"	31 July 2002	For Public Relations Purposes

/s/sec/adr/adr(82-4507)-July.doc
5 Aug 2002



CapitaLand Limited
168 Robinson Road #30-01 Capital Tower Singapore 068912
Tel: 65 6823 3200 Fax: 65 6820 2202 Website: www.capitaland.com

1 July 2002

Singapore Exchange Securities Trading Limited
2 Shenton Way
#19-00 SGX Centre 1
Singapore 068804

Attention: The Listing Manager

Dear Sirs

REQUEST FOR SUSPENSION IN TRADING OF SHARES

CapitaLand Limited (the "Company") wishes to request for a suspension in the trading of the Company's shares with immediate effect, pending the release of an announcement.

Yours faithfully

Jessica Lum
Assistant Company Secretary

S:\SGXAnnc\Shares\susp-annc.doc

CapitaLand

CapitaLand Limited
168 Robinson Road #30-01 Capital Tower Singapore 068912
Tel : 65 6823 3200 Fax : 65 6820 2202

CapitaLand Announces Launch of Initial Public Offer of CapitaMall Trust

The Board of Directors of CapitaLand Limited ("CapitaLand") wishes to announce that its wholly-owned subsidiary, CapitaMall Trust Management Limited ("CMTML" or the "Manager"), as manager of the CapitaMall Trust ("CMT"), has registered a prospectus ("Prospectus") on June 28, 2002 for an initial public offering of 213 million units in CMT ("Offer").

CMT will have an aggregate of 738 million units outstanding after the Offer. CMT owns three major Singapore shopping malls – Tampines Mall, Junction 8 Shopping Centre and Funan The IT Mall.

The Offer opened to institutional and retail investors at 9 a.m. on 1 July 2002 and will close at 11 a.m. on 11 July 2002. The price of each unit under the Offer, within the issue price range of S$0.90 to S$0.96, will be determined on 11 July 2002. Trading on Singapore Securities Exchange Trading Limited ("SGX-ST") on a ready basis is expected on 17 July 2002.

The Offer is fully underwritten by The Development Bank of Singapore Ltd ("DBS Bank") and sub-underwritten by Oversea-Chinese Banking Corporation Limited ("OCBC") and United Overseas Bank Limited ("UOB"). The Lead Manager and Bookrunner of the Offer is DBS Bank. The Financial Adviser to CapitaLand Limited is CapitaLand Financial Limited. The Financial Adviser to CMT is Goldman Sachs (Singapore) Pte.

In conjunction with the Offer, Pyramex Investments Pte Ltd, a wholly-owned subsidiary of CapitaLand, has also granted to DBS Bank an over-allotment option of 31.95 million units in CMT ("Over-allotment Option") to cover allotment of units under the Offer.

Investors who are successfully allocated an aggregate of at least 30 million units in a single application as principal will receive a discount of S$0.015 to the issue price for each unit. Based on the issue price range of S$0.90 to S$0.96, the issue price discount to net asset value is 1.3% to 7.5%.

CMT Distribution Yields:

Based on the issue price range of S$0.90 to S$0.96, the annualized forecast pre-tax distribution yield for 2002 and the projected pre-tax distribution yield for 2003 are as follows:

Price	2002 * (Forecast)	2003 * (Projected)
S$0.90	7.53%	7.73%
S$0.96	7.06%	7.25%

Distributions to CMT unitholders will be paid out twice a year with the first distribution to be paid sometime in January/February 2003 for the period from the date of issue of the units under the Offer to 31 December 2002.

CMT Investors:

Separate from the Offer, CMT has successfully secured several cornerstone investors in CMT. These cornerstone investors have entered into sale and purchase agreements with CapitaLand Investments Pte Ltd ("CIPL"), a wholly-owned subsidiary of CapitaLand, to purchase an aggregate of 182 million units held by CIPL. They are NTUC Fairprice Co-operative Ltd (65 million units), ING REI Investment (Asia) B.V. (37 million units), BT Funds Management Limited (30 million units) and PGGM (50 million units). NTUC Fairprice Co-operative Ltd, an existing cornerstone investor which holds its investment in CMT through its wholly-owned subsidiary Fairprice Investment Pte Ltd, has increased its holdings by 65 million units, bringing its total holdings to 130 million units.

With respect to the 65 million units currently held by Fairprice Investment, CapitaLand Commercial Limited ("CCL"), a wholly owned subsidiary of CapitaLand, has granted Fairprice Investment a put option whereby Fairprice Investment is entitled to require CCL to purchase Fairprice Investment's 65 million units at the price of S$1.00 per unit during the period between 181 days and 360 days after the listing of CMT on the SGX-ST.

On 19 June 2002, pursuant to an agreement dated 26 December 2001 entered into between CIPL, Quek Shin & Sons Pte Ltd and the Manager, CIPL exercised a call option requiring Quek Shin & Sons to sell to CIPL 30 million units in CMT held by Quek Shin & Sons at that time at the price of S$1.00 per unit. This sale was completed on 21 June 2002.

Upon listing of CMT on the SGX-ST, investors unit holdings are expected to be as set out below (assuming the Over-allotment Option is not exercised):

Investors	**Units Owned Before Offering**		**Units Owned After Offering**		
	(million)	**(%)**	**(million)**	**(%)**	**(%)**
CapitaLand Investments Pte Ltd	455	63.2	78	10.6	} 37.7%#
Pyramex Investments Pte Ltd	200	27.8	200	27.1	
Fairprice Investment Pte Ltd	65	9	65	8.8	
NTUC Fairprice Co-operative Ltd	-	-	65	8.8	
ING REI Investments (Asia) B.V.§	-	-	37	5.0	
BT Funds Management Limited §	-	-	30	4.0	
PGGM §	-	-	50	6.8	
Public	-	-	213	28.9	
Total CMT units	720	100.0	738	100.0	

 # Total units effectively owned by CapitaLand Limited after the Offer is 278 million or 37.7%
§ These investors may hold their units through their nominees

Strategic Benefits of the CMT Listing to CapitaLand:

At the time of the merger, CapitaLand outlined a comprehensive and detailed list of strategic objectives and goals designed to transform the company and enhance shareholder value. The listing of CMT is another step forward in executing the CapitaLand Group's strategy of increasing the proportion of its income derived from third party management fees, lightening the CapitaLand Group's balance sheet, improving Return on Equity and reducing gearing. In addition, the listing creates a new asset class in Singapore. CMT will provide an important new business platform from which the CapitaLand Group can achieve its strategic goals.

Financial Impact of the CMT Listing on CapitaLand:

Assuming the CapitaLand Group retains a 37.7% stake in CMT, the impact on the 2002 financial performance of the CapitaLand Group is anticipated to be as follows:

	Issue Price ($)						
	0.96	**0.95**	**0.94**	**0.93**	**0.92**	**0.91**	**0.90**
Proceeds to CapitaLand ($m)	329	325	322	318	314	310	307
Net gain from divestment ($m)	94.0	89.6	85.2	80.7	76.3	71.9	67.5
Impact on EPS (cents)	3.7	3.6	3.4	3.2	3.0	2.9	2.7
Impact on NTA ($)	-	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)
Improvement to net gearing [1]	0.07	0.06	0.06	0.06	0.06	0.06	0.06
[1] ***with respect to 31 Mar 02 net gearing***							

CapitaLand's Use of Proceeds:

Initially, CapitaLand will use the proceeds it receives from the listing to pay down debt. This will improve gearing and reduce finance costs. In the near to medium-term, CapitaLand will deploy capital in investments that generate adequate returns.

CMT Prospectus:

Additional details of the Offer are contained in the Prospectus, which may be obtained from any branch of DBS Bank (including POSB).

By Order of the Board

Jessica Lum
Assistant Company Secretary
1 July 2002

This press release does not constitute an offer of the units in CMT. The offer will be made in, or accompanied by, a copy of the Prospectus. Anyone wishing to acquire the units in CMT will need to make an application in the manner set out in the Prospectus.

***All forecasts and return projections are based on an issue price per Unit of CMT in the range of $0.90 to $0.96 (the actual issue price to be determined by the listing date) invested in the initial public offer period and on the Manager's assumptions as explained in the Prospectus. Based on an issue price of $0.90 per Unit, a 7.53% yield is forecast for the year ending 31 December, 2002 and a 7.73% yield is projected for the year ending 31 December, 2003. Based on an issue price of $0.96 per Unit, a 7.06% yield is forecast for the year ending 31 December, 2002 and a 7.25% yield is projected for the year ending 31 December, 2003. Such yields will vary accordingly for investors who purchase Units in the secondary market at a market price higher or lower than the issue price determined for the initial public offer. The major assumptions are certain expected levels of property rental income and property expenses over the relevant periods, which are considered by the Manager to be appropriate and reasonable as at the date of the Prospectus. The forecast and projected financial performance of CMT is not guaranteed and there is no certainty that any of it can be achieved. Investors should read the Prospectus for details of the forecasts and projections and consider the assumptions used and make their own assessment of the future performance of CMT.**

CMT is a real estate investment trust. The manager of CMT is CapitaMall Trust Management Limited. The Manager's principal investment strategy is to invest in real estate in Singapore which is income producing and which is used, or substantially used for retail purposes.

The Prospectus for CMT is available and a copy may be obtained from any branch of DBS/POSB.

A potential investor should read the Prospectus before deciding whether to subscribe for or purchase Units in CMT. The value of Units and income accruing to the Units, if any, may fall or rise. Past performance of the Manager or CMT is not necessarily indicative of its future performance. Investors have no right to request the Manager to redeem or purchase their Units while the Units are listed. It is intended that Unitholders may only deal in their Units through trading on the SGX-ST. Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units. Units in CMT are not obligations of, deposits in, or guaranteed by, CMTML or CapitaLand or any of its affiliates. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested. Investors are advised to read the section headed "Risk Factors" in the Prospectus for further details.

† The definition of who is a qualifying Singapore tax resident investor and what amounts to taxable income are explained in the Prospectus. In order to enjoy tax transparency, a qualifying Singapore tax resident must disclose his Singapore tax residence status in a prescribed form provided by the manager of CMT. In addition, a Unitholder must hold Units in his own name and not through nominees. Further, the Units must not be held jointly.

The information contained herein is not for publication or distribution in the United States of America. The securities referred to herein have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States unless registered or an exemption from registration is available.



CapitaLand Limited
168 Robinson Road #30-01 Capital Tower Singapore 068912
Tel: 65 6823 3200 Fax: 65 6820 2202 Website: www.capitaland.com

1 July 2002

Singapore Exchange Securities Trading Limited
2 Shenton Way
#19-00 SGX Centre 1
Singapore 068804

Attention: The Listing Manager

Dear Sirs

REQUEST FOR LIFTING OF SUSPENSION IN TRADING OF SHARES

CapitaLand Limited (the "Company") wishes to request that the suspension in the trading of the Company's shares be lifted with immediate effect.

Yours faithfully

Jessica Lum
Assistant Company Secretary

S:\SGXAnnc\Shares\liftg-susp-annc.doc



CapitaLand Limited
168 Robinson Road #30-01 Capital Tower Singapore 068912
Tel: 65 6823 3200 Fax: 65 6820 2202 Website: www.capitaland.com

NEWS RELEASE BY CAPITALAND'S SUBSIDIARY, CAPITAMALL TRUST MANAGEMENT LIMITED – "INITIAL PUBLIC OFFERING FOR SINGAPORE'S FIRST PROPERTY TRUST, CAPITAMALL TRUST"

CapitaLand Limited's subsidiary, CapitaMall Trust Management Limited ("CMTML"), has today issued a news release on the above matter. Attached CMTML's news release is for information.

Jessica Lum
Assistant Company Secretary
1 July 2002

s: ses/sgx-annc/cmt – CLpiggyback.doc
1 July 2002
JLMS/june



NEWS RELEASE

1 July 2002
For Immediate Release

INITIAL PUBLIC OFFERING FOR SINGAPORE'S FIRST PROPERTY TRUST, CAPITAMALL TRUST

213 Million Units to be Offered to the Public and Institutional Investors

Forecast Distribution Yields above 7%* for 2002 and 2003

CapitaMall Trust portfolio comprises Tampines Mall, Junction 8 and Funan The IT Mall

Singapore, 1 July 2002 – CapitaMall Trust Management Limited ("CMTML" or the "Manager"), the manager of CapitaMall Trust ("CMT") and an indirect wholly-owned subsidiary of CapitaLand Limited ("CapitaLand"), is pleased to announce that it is launching an initial public offering ("Offer") of 213 million units in CMT, Singapore's first listed real estate investment trust, today. The total number of units in CMT after the Offer is 738 million. CMT owns three major Singapore shopping malls: Tampines Mall, Junction 8 Shopping Centre and Funan The IT Mall.

The Offer is opened to retail and institutional investors concurrently today. The Offer closes at 11 a.m. on 11 July 2002 and the price of each unit (within the price range of S$0.90 to S$0.96) will be determined on the same day. Trading on a "ready" basis on Singapore Securities Exchange Trading Limited ("SGX-ST") is expected on 17 July 2002.

The Lead Manager, Underwriter and Bookrunner is DBS Bank. The Offer is fully underwritten by DBS Bank. The sub-underwriters are OCBC and UOB. The financial adviser to CapitaLand Limited is CapitaLand Financial Limited. The financial adviser to CMT is Goldman Sachs (Singapore) Pte.

In conjunction with the Offer, Pyramex Investments Pte Ltd, a wholly-owned subsidiary of CapitaLand, has also granted to DBS Bank an over-allotment option of 31.95 million units in CMT ("Over-allotment Option") to cover allotment of units under the Offer.

Investors who are successfully allocated at least 30 million units in a single application as principal will receive a discount of S$0.015 to the issue price for each unit.

Based on the minimum and maximum subscription price of the issue price range of S$0.90 to S$0.96 per unit respectively, the annualised forecast pre-tax distribution yields for 2002 and projected pre-tax distribution yields for 2003 are as follows:

Price	2002 * (Forecast)	2003 * (Projected)
S$0.90	7.53%	7.73%
S$0.96	7.06%	7.25%

At this price range, the discount to Net Asset Value ("NAV") ranges from 1.3% to 7.5%.

CMT is required to distribute 100% of its taxable income to unitholders. Investors who are qualifying Singapore tax residents (except non-Singapore citizens) will receive their income distributions without having tax deducted at source, for which they must subsequently pay income tax at the applicable individual or corporate tax rate.

Cornerstone Investors

Aside from the Offer, CMT has secured four prominent cornerstone investors, which have entered into sale and purchase agreements with CapitaLand Investments Pte Ltd ("CIPL"), an indirect wholly owned subsidiary of CapitaLand, to purchase an aggregate of 182 million units held by CIPL. They are ING REI Investment (Asia) BV (37 million units) and PGGM (50 million units) from The Netherlands; BT Funds Management Limited (30 million units) from Australia; and NTUC Fairprice Co-operative Ltd ("NTUC Fairprice") from Singapore (65 million units). (See Annex A for details on the cornerstone investors).

NTUC Fairprice, which owned 65 million units in the CMT prior to the Offer through its wholly-owned subsidiary Fairprice Investment Pte Ltd ("Fairprice Investment"), has decided to retain its existing holding and has subscribed for another 65 million units. NTUC Fairprice will thus have a total of 130 million units after this offering. With respect to the 65 million units currently held by Fairprice Investment, CapitaLand Commercial Limited ("CCL"), a wholly owned subsidiary of CapitaLand, has granted Fairprice Investment an "extension" of the "put option" whereby Fairprice Investment is entitled to require CCL to purchase Fairprice Investment's 65 million units at the original purchase price of S$1.00 per unit. The exercise period is between 181 days and 360 days after the listing of CMT on the SGX-ST.

On 19 June 2002, pursuant to an agreement dated 26 December 2001 entered into between CIPL, Quek Shin & Sons Pte Ltd (an earlier investor) and CMTML, CIPL exercised a call option requiring Quek Shin & Sons to sell to CIPL 30 million units in CMT held by Quek Shin & Sons at that time at the price of S$1.00 per unit. This sale was completed on 21 June 2002.

Upon completion of the Offer and the purchase of the units by the cornerstone investors, on the assumption that the Over-allotment Option is not exercised, unitholders and their direct unit holdings are expected to be as set out below.

Investors	Units Owned Before Offering		Units Owned After Offering		
	(million)	(%)	(million)	(%)	(%)
CapitaLand Investments Pte Ltd	455	63.2	78	10.6	} 37.7%#
Pyramex Investments Pte Ltd	200	27.8	200	27.1	
Fairprice Investment Pte Ltd	65	9	65	8.8	
NTUC Fairprice Co-operative Ltd	-	-	65	8.8	
ING REI Investments (Asia) B.V.§	-	-	37	5.0	
BT Funds Management Limited §	-	-	30	4.0	
PGGM §	-	-	50	6.8	
Public	-	-	213	28.9	
Total CMT units	720	100.0	738	100.0	

 # Total units effectively owned by CapitaLand Limited after the Offer is 278 million or 37.7%
§ These investors may hold their units through their nominees

If the Over-allotment Option is fully exercised, CapitaLand Limited's effective holdings will be 246 million units or 33% of the total of 738 million units in CMT after the Offer.

Impact of the CMT Listing on CapitaLand Limited

The listing of the CMT will further the CapitaLand Group's strategy of increasing the proportion of its income derived from third party management fees, lightening the Group's balance sheet, improving return on equity and reducing gearing. The listed real estate investment trust will serve as an important new business platform for CapitaLand in the execution of its strategy.

Assuming CapitaLand retains a 37.7% stake in CMT, the impact on the 2002 financial performance of the Group is anticipated to be as follows:

	Issue Price ($)						
	0.96	**0.95**	**0.94**	**0.93**	**0.92**	**0.91**	**0.90**
Proceeds to CapitaLand ($m)	329	325	322	318	314	310	307
Net gain from divestment ($m)	94.0	89.6	85.2	80.7	76.3	71.9	67.5
Impact on EPS (cents)	3.7	3.6	3.4	3.2	3.0	2.9	2.7
Impact on NTA ($)	-	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)
Improvement to net gearing ¶	0.07	0.06	0.06	0.06	0.06	0.06	0.06
¶ with respect to 31 Mar 02 net gearing							

Initially, CapitaLand will use the proceeds it receives from the listing to reduce debt which will improve gearing and lower finance costs.

"Today's launch of CapitaMall Trust is an important milestone not only for the CapitaLand group, but also in the development of Singapore's capital and real estate markets. We have now created the first REIT in Singapore, which represents a new product that enables investors to benefit from stable income and attractive distribution yields. This launch is the genesis of a property trust management platform within CapitaLand to grow the REIT industry in Singapore. It also strengthens the breadth of the company's operations from an asset platform to an IP (Intellectual Property) platform, leveraging on our domain knowledge in real estate and real estate financing," said Mr Liew Mun Leong, President and Group CEO of CapitaLand Limited and Deputy Chairman of CMTML.

He added, "In this launch everybody wins, including CapitaLand's shareholders, CMT unitholders, and the financial market. This transaction would result in a net gain from divestment of some $68 to $94 million for CapitaLand. It also affirms CapitaLand's ability to deliver on its strategy of achieving more fee-based income."

CMT Prospectus

Additional details of the offering are contained in the prospectus relating to the Offer ("Prospectus") which was lodged with the Registrar of Companies and Businesses on 28 June 2002 and is available at DBS/POSB branches. Applications for CMT units can be made at any ATM of DBS/POSB, OCBC or UOB or www.dbs.com if you are an internet banking customer.

Visit www.capitamall.com or call 1800-2227333 for more details.

About CapitaLand

CapitaLand is one of the largest listed property companies in Asia. Headquartered in Singapore, the multi-national company has property, hospitality and property-related products and services spanning more than 50 cities around the world.

Its diversified business interests cover commercial and industrial buildings, residential properties, serviced residences, hotels, property funds, real estate financials and property services. The Company leverages on its significant asset base and market knowledge to develop fee-based businesses.

For enquiries, please contact:

Media Contact

Basskaran Nair
Communications, CapitaLand Limited
Tel: +65 823 3554, Email: basskaran.nair@capitaland.com.sg

Julie Ong
Corporate Communications, CapitaLand Commercial Limited
Tel: +65 239 6751, Email: julie.ong@capitalandcommercial.com

Analysts Contact

George Tanasijevich,
Equity Markets, CapitaLand Limited
Tel: +65 823 3535, Email: george.tanasi@capitaland.com.sg

This press release does not constitute an offer of the units in CMT. The offer will be made in, or accompanied by, a copy of the Prospectus. Anyone wishing to acquire the units in CMT will need to make an application in the manner set out in the Prospectus.

***All forecasts and return projections are based on an issue price per Unit of CMT in the range of $0.90 to $0.96 (the actual issue price to be determined by the listing date) invested in the initial public offer period and on the Manager's assumptions as explained in the Prospectus. Based on an issue price of $0.90 per Unit, a 7.53% yield is forecast for the year ending 31 December, 2002 and a 7.73% yield is projected for the year ending 31 December, 2003. Based on an issue price of $0.96 per Unit, a 7.06% yield is forecast for the year ending 31 December, 2002 and a 7.25% yield is projected for the year ending 31 December, 2003. Such yields will vary accordingly for investors who purchase Units in the secondary market at a market price higher or lower than the issue price determined for the initial public offer. The major assumptions are certain expected levels of property rental income and property expenses over the relevant periods, which are considered by the Manager to be appropriate and reasonable as at the date of the Prospectus. The forecast and projected financial performance of CMT is not guaranteed and there is no certainty that any of it can be achieved. Investors should read the Prospectus for details of the forecasts and projections and consider the assumptions used and make their own assessment of the future performance of CMT.**

CMT is a real estate investment trust. The manager of CMT is CapitaMall Trust Management Limited. The Manager's principal investment strategy is to invest in real estate in Singapore which is income producing and which is used, or substantially used for retail purposes.

The Prospectus for CMT is available and a copy may be obtained from any branch of DBS/POSB.

A potential investor should read the Prospectus before deciding whether to subscribe for or purchase Units in CMT. The value of Units and income accruing to the Units, if any, may fall or rise. Past performance of the Manager or CMT is not necessarily indicative of its future performance. Investors have no right to request the Manager to redeem or purchase their Units while the Units are listed. It is intended that Unitholders may only deal in their Units through trading on the SGX-ST. Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units. Units in CMT are not obligations of, deposits in, or guaranteed by, CMTML or CapitaLand or any of its affiliates. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested. Investors are advised to read the section headed "Risk Factors" in the Prospectus for further details.

† The definition of who is a qualifying Singapore tax resident investor and what amounts to taxable income are explained in the Prospectus. In order to enjoy tax transparency, a qualifying Singapore tax resident must disclose his Singapore tax residence status in a prescribed form provided by the manager of CMT. In addition, a Unitholder must hold Units in his own name and not through nominees. Further, the Units must not be held jointly.

The information contained herein is not for publication or distribution in the United States of America. The securities referred to herein have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States unless registered or an exemption from registration is available.

Annex A

Cornerstone Investors

The Cornerstone investors are NTUC Fairprice, ING REI Investment (Asia) B.V., BT Funds Management Limited and PGGM.

NTUC Fairprice is one of Singapore's leading supermarket retailers with an extensive network of stores in Singapore.

ING REI Investment (Asia) B.V. is a wholly-owned subsidiary of ING REI Investment II B.V. Both these companies belong to the ING Group N.V. ING REI Investment (Asia) B.V. is part of the ING Real Estate group and has as its principal business the investment in real estate and/or real estate property funds.

BT Funds Management Limited is a member of the Principal Financial Group and is a globally active investment manager based in Australia.

PGGM, a pension fund for employees in the health care and social welfare sectors, was established in 1969 in the Netherlands. The pension fund invests largely in fixed income, equities, private equity, maximum fixed income, real estate and commodities, both in the Netherlands and elsewhere.

CapitaLand

CapitaLand Limited
168 Robinson Road #30-01 Capital Tower Singapore 068912
Tel: 65 6823 3200 Fax: 65 6820 2202 Website: www.capitaland.com

ANNOUNCEMENT BY CAPITALAND'S SUBSIDIARY, THE ASCOTT GROUP LIMITED – "SERVICED RESIDENCES IN THE UNITED KINGDOM – PHASE II COMPLETION"

CapitaLand Limited's subsidiary, The Ascott Group Limited ("Ascott"), had on 28 June 2002 issued an announcement on the above matter. Attached Ascott's announcement is for information.

Jessica Lum
Assistant Company Secretary
1 July 2002

s: ses/sgx-annc/ascott/piggyback – CL annc.doc
1 July 2002
JLMS/june

THE ASCOTT GROUP LIMITED

ANNOUNCEMENT

Serviced Residences in the United Kingdom – Phase II Completion

Further to the announcement of 20 November 2001, the Board of Directors of The Ascott Group Limited (the "Company") wishes to announce that its indirect 50% owned associated company, Ascott Dilmun Holdings Limited ("Ascott Dilmun") has completed the acquisition of the following companies :-

1. Crown Dilmun (Porchester) Limited
   The entire issued share capital of Crown Dilmun (Porchester) Limited, comprising 2 shares of £1.00 each, was transferred from Dilmun Property (C.I.) Limited to Ascott Dilmun on 28 June 2002.

2. Porchester Apartments Limited
   Porchester Apartments Limited, a wholly owned subsidiary of Crown Dilmun (Porchester) Limited, owns a 40-unit serviced residence building in Bayswater, London known as Somerset Kensington Gardens.

3. Somerset Kensington Gardens Operating Limited
   The entire issued share capital of Somerset Kensington Gardens Operating Limited, comprising one share of £1.00 , was transferred from Hackwood Secretaries Limited to Ascott Dilmun on 28 June 2002.

Following the aforesaid acquisition of shares, Crown Dilmun (Porchester) Limited, Porchester Apartments Limited and Somerset Kensington Gardens Operating Limited are now associated companies of the Company.

By Order of the Board
Chia Lee Meng
Company Secretary
28 June 2002

82-4507



CapitaLand Limited
168 Robinson Road #30-01 Capital Tower Singapore 068912
Tel: 65 6823 3200 Fax: 65 6820 2202 Website: www.capitaland.com

ANNOUNCEMENT BY CAPITALAND'S SUBSIDIARY, AUSTRALAND HOLDINGS LIMITED – "UNSECURED NOTES ISSUE"

CapitaLand Limited's subsidiary, Australand Holdings Limited ("AHL"), has today issued an announcement on the above matter. Attached AHL's announcement is for information.

Lim Mei Yi
Company Secretary
1 July 2002

s: ses/sgx-annc/australand/piggyback – CL annc.doc
1 Jul 2002
JLMS/june



1 July 2002

The Manager
Company Announcements
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir

AUSTRALAND HOLDINGS LIMITED
UNSECURED NOTES ISSUE

Australand Holdings Limited is pleased to announce that its $50m unsecured notes issue has closed today oversubscribed.

Accordingly, 500,000 $100 unsecured notes were issued pursuant to the Information Memorandum dated 6 June 2002 with the interest rate payable on the notes being calculated at 8.47% pa payable six monthly in arrears on 31 December and 30 June.

Grange Securities Limited was arranger and underwriter to the issue.

For further information about this announcement please contact:-

Brendan Crotty, Managing Director, or
Michael Newsom, General Counsel
Australand Holdings Limited
Tel: (02) 9767 2000

Yours faithfully

Michael G A Smith
COMPANY SECRETARY

AUSTRALAND HOLDINGS LIMITED ABN 12 008 443 696

Sydney (Head Office)
Level 3
1C Homebush Bay Drive
Rhodes NSW 2138
Locked Bag 2106
North Ryde NSW 1670
DX 8419 Ryde
Telephone: 02 9767 2000
Facsimile: 02 9767 2900

Melbourne
Level 5
658 Church Street
Richmond VIC 3121
Telephone: 03 9426 1000
Facsimile: 03 9426 1050

Brisbane
32 Logan Road
Woolloongabba QLD 4102
PO Box 1365
Coorparoo QLD 4151
Telephone: 07 3391 7466
Facsimile: 07 3891 1389

Perth
Level 2
47 Colin Street
West Perth WA 6005
Telephone: 08 9486 4500
Facsimile: 08 9486 4200

82-4507



CapitaLand Limited
168 Robinson Road #30-01 Capital Tower Singapore 068912
Tel: 65 6823 3200 Fax: 65 6820 2202 Website: www.capitaland.com

ANNOUNCEMENT BY CAPITALAND'S SUBSIDIARY, THE ASCOTT GROUP LIMITED – "COMPLETION OF SALE OF COSTA SANDS, EAST COAST & COSTA SAND, PASIR RIS"

CapitaLand Limited's subsidiary, The Ascott Group Limited ("Ascott"), had on 1 July 2002 issued an announcement on the above matter. Attached Ascott's announcement is for information.

Jessica Lum
Assistant Company Secretary
2 July 2002

s: ses/sgx-annc/ascott/piggyback – CL annc.doc
2 July 2002
JLMS/june

THE ASCOTT GROUP LIMITED

ANNOUNCEMENT

Completion of Sale of Costa Sands, East Coast & Costa Sand, Pasir Ris

Following the Announcement by the Company on 19 June 2002 on the sale by its indirect wholly owned subsidiary, The Ascott Heritage Pte Ltd, of Costa Sand, East Coast and Costa Sand, Pasir Ris, together with the Plant and Equipment thereon, the Board of Directors of the Company wishes to announce that the sale has been completed today.

Resorts Concept Pte Ltd has, on completion, paid The Ascott Heritage Pte Ltd the balance purchase price for the transaction. The total purchase consideration for Costa Sands, East Coast and Costa Sands, Pasir Ris, together with the Plant and Equipment was S$5.65 million and S$5.20 million respectively.

By Order of the Board
Chia Lee Meng
Company Secretary
1 July 2002



CapitaLand Limited
168 Robinson Road #30-01 Capital Tower Singapore 068912
Tel: 65 6823 3200 Fax: 65 6820 2202 Website: www.capitaland.com

ANNOUNCEMENT ISSUED BY DBS BANK FOR AND ON BEHALF OF CAPITALAND'S SUBSIDIARY, LEONIE COURT PTE LTD – "VOLUNTARY UNCONDITIONAL CASH OFFER FOR HIND HOTELS INTERNATIONAL LIMITED – LEVEL OF OFFER ACCEPTANCES AS AT 3 JULY 2002"

Attached announcement issued today by DBS Bank, on behalf of Leonie Court Pte Ltd, CapitaLand Limited's indirect wholly-owned subsidiary, on the above matter, is for information.

Lim Mei Yi
Company Secretary
3 July 2002

s: ses/sgx-annc/hind/acceptance level.doc
3 July 2002
JLMS/june

Voluntary Unconditional Cash Offer for Hind Hotels International Limited – Level of Offer Acceptances as at 3 July 2002

All capitalised terms used and not defined herein shall have the meanings given to them in the offer document dated 24 June 2002 issued by DBS Bank, for and on behalf of Leonie Court Pte Ltd (the "Offeror").

DBS Bank wishes to announce for and on behalf of the Offeror that as at 5.00 p.m. on 3 July 2002 (being one week after the despatch of the Offer Document), the Offeror has received valid acceptances amounting to **1,110,242 Offer Shares**, representing **1.68%** of the issued share capital of Hind Hotels International Limited ("Hind Hotels").

Prior to the announcement of the Offer on 5 June 2002 (the "Offer Announcement Date"), the Offeror owned 5,000 Shares representing 0.01% of the issued share capital of Hind Hotels.

As at the Offer Announcement Date, CRLR and CQA owned 59,190,264 Shares and 223,000 Shares respectively, amounting to an aggregate of 59,413,264 Shares representing 90.02% of the issued share capital of Hind Hotels.

On 27 June 2002, CQA acquired 139,000 Shares representing 0.21% of the issued share capital of Hind Hotels. Accordingly, as at the date of this announcement, CRLR and CQA hold in aggregate 59,552,264 Shares representing 90.23% of the issued share capital of Hind Hotels.

CRLR and CQA have indicated their intention to accept the Offer (subject to receipt of relevant regulatory approvals and consents) in respect of their holdings of the 59,552,264 Shares, in which event the Offeror will receive acceptances representing 90.24% of the Offer Shares.

The Offeror is a wholly-owned subsidiary of CapitaLand. CRLR and CQA are wholly-owned subsidiaries of CapitaLand Residential Limited, which is in turn a wholly-owned subsidiary of CapitaLand.

Save as disclosed above, from the Offer Announcement Date to the date of this announcement, neither the Offeror nor any party deemed to be acting in concert with it has acquired or agreed to acquire any Shares, except pursuant to the Offer.

Taking into account the valid acceptances received up to 5.00 p.m. on 3 July 2002, the Offeror and parties deemed to be acting in concert with it will now own, control or have agreed to acquire **60,667,506 Shares**, representing approximately **91.92%** of the issued share capital of Hind Hotels.

Acceptances should be received by 3.30 p.m. on 24 July 2002 or such later date(s) as may be announced from time to time by on behalf of the Offeror.

The Directors of the Offeror (including those who may have delegated detailed supervision of this announcement) have taken all reasonable care to ensure that the facts stated herein are fair and accurate and no material facts have been omitted from this announcement and they jointly and severally accept responsibility accordingly.

Issued by
The Development Bank of Singapore Ltd

For and on behalf of
Leonie Court Pte Ltd

3 July 2002



CapitaLand Limited
168 Robinson Road #30-01 Capital Tower Singapore 068912
Tel: 65 6823 3200 Fax: 65 6820 2202 Website: www.capitaland.com

ANNOUNCEMENT OF PROPERTY SALE TO EMPLOYEE

1 The Board of Directors of CapitaLand Limited wishes to announce that its Australian subsidiary, Australand Holdings Ltd ("AHL"), has sold a property developed by AHL to one of its employees. The sale took place prior to 1 July 2002 and is thus required to be announced under Clause 1006(4) of the old Listing Manual of the Singapore Exchange Securities Trading Limited.

2 The Audit Committee has reviewed and approved the sale. The Audit Committee is of the view that the number and terms of the sale are considered to be fair and reasonable, and in the best interest of CapitaLand and its minority shareholders.

By Order of the Board

Jessica Lum
Assistant Company Secretary
8 July 2002

s : sec/sgx annc/clause 1006(4)/ahl-June2002(revised).doc
JLMS/june



CapitaLand Limited
168 Robinson Road #30-01 Capital Tower Singapore 068912
Tel: 65 6823 3200 Fax: 65 6820 2202 Website: www.capitaland.com

ANNOUNCEMENT BY CAPITALAND'S SUBSIDIARY, THE ASCOTT GROUP LIMITED – "RETURN OF CAPITAL BY SUBSIDIARY"

CapitaLand Limited's subsidiary, The Ascott Group Limited ("Ascott"), has today issued an announcement on the above matter. Attached Ascott's announcement is for information.

Jessica Lum
Assistant Company Secretary
9 July 2002

s: ses/sgx-annc/ascott/LVR.doc
9 Jul 2002
JLMS/june

THE ASCOTT GROUP LIMITED

ANNOUNCEMENT

RETURN OF CAPITAL BY SUBSIDIARY

The Board of Directors of the Company wishes to announce that Lavender View Regency Pty Limited ("LVR"), a 50.1% subsidiary of The Ascott Holdings Limited incorporated in Australia, has returned approximately 21.71% of its capital to its shareholders by reducing the total issued and paid up capital to the extent of A$2,500,000 from A$11,515,150 to A$9,015,150.

After the capital reductions, the shareholding structure of LVR is as follow :-

Name of shareholder	No. of ordinary shares of A$1 each held by shareholder before capital reduction	No. of ordinary shares of A$1 each held by shareholder after capital reduction	Percentage of shareholding
The Ascott Holdings Limited ("TAHL")	5,769,090	4,516,590	50.1%
Region Development Pte Ltd	1,140,000	892,500	9.9%
Lee Development Pte Ltd	2,303,030	1,803,030	20%
Evest International Corporation	1,151,515	901,515	10%
West River Investment Limited	1,151,515	901,515	10%
Total	**11,515,150**	**9,015,150**	**100.000%**

TAHL is a wholly-owned subsidiary of the Company incorporated in Singapore.

By order of the Board

Chia Lee Meng
Company Secretary
9 July 2002



CapitaLand Limited
168 Robinson Road #30-01 Capital Tower Singapore 068912
Tel: 65 6823 3200 Fax: 65 6820 2202 Website: www.capitaland.com

ANNOUNCEMENT ISSUED BY DBS BANK FOR AND ON BEHALF OF CAPITALAND'S SUBSIDIARY, CAPITAMALL TRUST MANAGEMENT LIMITED, ON THE INITIAL PUBLIC OFFERING OF CAPITAMALL TRUST

Attached announcement issued today by The Development Bank of Singapore Ltd, on behalf of CapitaMall Trust Management Limited, CapitaLand Limited's indirect wholly-owned subsidiary, on the above matter, is for information.

Lim Mei Yi
Company Secretary
11 July 2002

s: ses/sgx-annc/Cmt/Price annc.doc
JLMS/tln

MASNET No. 75 OF 11.07.2002
Announcement No. 75


DBSBANK

DBS GROUP HOLDINGS LTD

OFFER FOR SUBSCRIPTION (THE "OFFERING") BY CAPITAMALL TRUST MANAGEMENT LIMITED (THE "MANAGER") IN RESPECT OF 213, 000, 000 UNITS ("NEW UNITS") REPRESENTING UNDIVIDED INTERESTS IN CAPITAMALL TRUST ("UNITS") COMPRISING:

I. AN INSTITUTIONAL OFFERING (THE "INSTITUTIONAL OFFERING") OF NEW UNITS; AND

II. A PUBLIC OFFERING (THE "PUBLIC OFFERING") OF NEW UNITS, OF WHICH 21, 300, 000 NEW UNITS (THE "RESERVED UNITS") WILL BE RESERVED FOR SUBSCRIPTION BY THE DIRECTORS AND EMPLOYEES OF CAPITALAND LIMITED AND ITS SUBSIDIARIES (THE "CAPITALAND GROUP") AND THE EMPLOYEES OF SINGAPORE TECHNOLOGIES PTE LTD AND ITS SUBSIDIARIES (THE "ST GROUP"),

SUBJECT TO AN OVER-ALLOTMENT OPTION OF UP TO 31, 950, 000 UNITS.

THIS ANNOUNCEMENT IS FOR INFORMATION PURPOSES ONLY AND DOES NOT CONSTITUTE AN INVITATION OR OFFER TO ACQUIRE, PURCHASE OR SUBSCRIBE FOR SECURITIES.

ISSUE PRICE

The Offering closed at 11.00 a.m. on July 11, 2002.

The issue price of the Units under the Offering (the "Issue Price") has been fixed at **S$0.96** per Unit.

APPLICATIONS AND INDICATIONS OF INTEREST RECEIVED

At the close of the Application List at 11.00 a.m. on July 11, 2002, applications pursuant to the Public Offering and indications of interest pursuant to the Institutional Offering were received for a total of 1,068,711,000 Units (including applications for 10,899,000 Reserved Units) which represent approximately 5.0 times the 213,000,000 New Units available for subscription.

Demand from retail investors (including indications of interest from retail investors applying through institutions and brokerage firms) amounted to approximately 415.7 million Units representing approximately 39% of the total demand. Institutional investors therefore accounted for approximately 61% of the total demand.

ALLOCATION BETWEEN THE INSTITUTIONAL OFFERING AND THE PUBLIC

OFFERING

Taking into consideration the total number of Units applied for and the indications of interest received, and to ensure a reasonable spread of Unitholders, the Underwriter intends to over-allot an additional 31,950,000 Units. As a result, the Underwriter has decided, in consultation with the Manager, that an aggregate of 244,950,000 Units will be allocated to be sold as follows:

I. 204,051,000 Units pursuant to the Institutional Offering; and

II. 40,899,000 Units pursuant to the Public Offering, including 10,899,000 Reserved Units which will be allocated for subscription by the directors and employees of the CapitaLand Group and the employees of the ST Group.

Allocations under the Institutional Offering will include allocations of approximately 105 million Units to individual retail investors applying through institutions, such as private banking customers of those institutions, and individuals applying through brokerage firms.

The basis of allotment of Units under the Public Offering will be announced via MASNET on July 12, 2002.

OVER-ALLOTMENT OPTION

The Underwriter has been granted an over-allotment option by Pyramex Investments Pte Ltd, exercisable in full or in part within 30 days after the commencement of trading in the Units on the SGX-ST, to purchase up to an aggregate of 31,950,000 Units at the Issue Price, solely to cover over-allotment of Units. An announcement will be made if and when the said over-allotment option is exercised.

Issued by
The Development Bank of Singapore Ltd

For and on behalf of
CapitaMall Trust Management Limited

July 11, 2002

Submitted by Low Han Keat, Vice President on 11/07/2002 to the SGX



CapitaLand Limited
168 Robinson Road #30-01 Capital Tower Singapore 068912
Tel: 65 6823 3200 Fax: 65 6820 2202 Website: www.capitaland.com

DISPOSAL OF STAKE IN BEIJING ENCTECH ELECTRONIC TECHNOLOGY CO LTD

The Board of Directors of CapitaLand Limited ("CapitaLand") wishes to announce that its indirect subsidiary, Quantum Systems Pte Ltd ("Quantum Systems"), has disposed its 100% interest in Beijing Enctech Electronic Technology Co Ltd ("Beijing Enctech"), a company incorporated in the People's Republic of China, for a total consideration of RMB100,000 (equivalent to S$22,130).

Quantum Systems is 98% owned by CapitaLand Commercial Limited, a wholly-owned subsidiary of CapitaLand. With the divestment, Beijing Enctech has ceased to be a subsidiary of CapitaLand.

The divestment is not expected to have a material impact on the net tangible assets or earnings per share of CapitaLand for the current financial year ending 31 December 2002.

None of the Directors or substantial shareholders of CapitaLand has any interest, direct or indirect, in the divestment.

By Order of the Board

Lim Mei Yi
Company Secretary
12 July 2002

S:sgx annc/divestment sale/beijingenctech
(JLMS/tln)



CapitaLand Limited
168 Robinson Road #30-01 Capital Tower Singapore 068912
Tel: 65 6823 3200 Fax: 65 6820 2202 Website: www.capitaland.com

INCREASE IN SHARE CAPITAL IN LANDART PTE LTD

The Board of Directors of CapitaLand Limited ("CapitaLand") wishes to announce that its indirect 51% owned subsidiary, LandArt Pte Ltd ("LandArt"), which is involved in the provision of landscape services, has increased its paid-up ordinary share capital from $800,000 to $1 million comprising 1 million ordinary shares of par value $1 each.

CapitaLand's interest in LandArt is held through RESMA Property Services Pte Ltd ("RESMA"), a wholly-owned subsidiary of ESMACO Pte Ltd, which in turn is 51% owned by PREMAS International Limited, another wholly-owned indirect subsidiary of CapitaLand.

RESMA has subscribed for 200,000 ordinary shares of par value $1 each in LandArt. CapitaLand's indirect interest in LandArt remains unchanged at 51% after the increase.

By Order of the Board



Lim Mei Yi
Company Secretary
12 July 2002

S : sec/sgx amc/shares/LandArt.doc
27June2002 (JLMS/lln/juno)



CapitaLand Limited
168 Robinson Road #30-01 Capital Tower Singapore 068912
Tel: 65 6823 3200 Fax: 65 6820 2202 Website: www.capitaland.com

ANNOUNCEMENT BY CAPITALAND LIMITED'S SUBSIDIARY, HIND HOTELS INTERNATIONAL LIMITED – "PROFORMA HALF YEAR FINANCIAL STATEMENT"

CapitaLand Limited's subsidiary, Hind Hotels International Limited ("Hind"), had on 10 July 2002 announced its unaudited results for the half year ended 30 June 2002.

For details, please refer to the announcement posted by Hind on the SGX website www.sgx.com.sg.

Lim Mei Yi
Company Secretary
12 July 2002

s: ses/sgx-annc/hind/halfyr2002 - cl annc.doc
11 Jul 2002 (JLMS/june)

82-4507

UNAUDITED INTERIM RESULTS OF HIND HOTELS INTERNATIONAL LIMITED FOR THE SIX (6) MONTHS ENDED 30 JUNE 2002

Proforma half year financial statement on results for the six months ended 30 June 2002.

These figures have not been audited.

		Company		
		S$'000		%
		6 months ended 30 June 2002	6 months ended 30 June 2001	Increase/ (Decrease)
1.(a)	Turnover	0	0	0
1.(b)	Cost of sales or classification as followed in the most recent audited annual financial statements	0	0	0
1.(c)	Gross profit/(loss)	0	0	0
1.(d)	Investment income	0	0	0
1.(e)	Other income including interest income	5	27	(81)
2.(a)	Operating loss before income tax, minority interests, extraordinary items, interest on borrowings, depreciation and amortisation, foreign exchange gain/(loss) and exceptional items	(765)	(656)	17
2.(b)(i)	Interest on borrowings	0	0	0
2.(b)(ii)	Depreciation and amortisation	0	0	0
2.(b)(iii)	Foreign exchange gain/(loss)	0	0	0
2.(c)	Exceptional items (provide separate disclosure of items)	0	0	0

		Company		
		S$'000		%
		6 months ended 30 June 2002	6 months ended 30 June 2001	Increase/ (Decrease)
2.(d)	Operating loss before income tax, minority interests and extraordinary items but after interest on borrowings, depreciation and amortisation, foreign exchange gain/(loss) and exceptional items	(765)	(656)	17
2.(e)	Income derived from associated companies (With separate disclosure of any items included therein which are exceptional because of size & incidence)	0	0	0
2.(f)	Operating loss before income tax	(765)	(656)	17
2.(g)	Less income tax (Indicate basis of computation)	211	154	37
2.(g)(i)	Operating loss after tax before deducting minority interests	(554)	(502)	10
2.(g)(ii)	Less minority interests	0	0	0
2.(h)	Operating loss after tax attributable to members of the company	(554)	(502)	10
2.(i)(i)	Extraordinary items (provide separate disclosure of items)	0	0	0
2.(i)(ii)	Less minority interests	0	0	0
2.(i)(iii)	Extraordinary items attributable to members	0	0	0

of the company

	Company		
	S$'000		%
	6 months ended 30 June 2002	6 months ended 30 June 2001	Increase/ (Decrease)
2.(i)(iv) Transfer to/from Exchange Reserve	0	0	0
2.(i)(v) Transfer to Capital Reserve	0	0	0
2.(i)(vi) Transfer to Reserve Fund	0	0	0
2.(j) Operating loss after tax and extraordinary items attributable to members of the company	(554)	(502)	10

		6 months ended 30 June 2002	6 months ended 30 June 2001
3.(a)	Operating loss [2(g)(i) above] as a percentage of turnover [1(a) above]	NM	NM
3.(b)	Operating loss [2(h) above] as a percentage of issued capital and reserves at end of the period	(1.5%)	(1.3%)
3.(c)	Loss per ordinary share for the period based on 2(h) above after deducting any provision for preference dividends :-		
	(i) Based on weighted average number of ordinary shares in issue	(0.84) cents	(0.76) cents
	(ii) On a fully diluted basis	(0.84) cents	(0.76) cents
3.(d)	Net tangible asset backing per ordinary share based on existing issued share capital as at the end of the period reported on	56 cents	57 cents

3.(e) To provide an analysis of expenses based on their function within the group for the current and previous corresponding period

	6 months ended 30 June 2002	6 months ended 30 June 2001
	S$'000	S$'000
Property & related expenses	535	633
General & administrative expenses	235	50

Property & related expenses for the 6 months ended 30 June 2001 has been restated from Nil to $633,000, to take into account property tax, which was capitalised as part of the costs of property development during the announcement of the half year results ended 30 June 2001 but expensed off to the profit and loss account in the second half of the financial year ended 31 December 2001. The change in treatment was made to align it with the policy of the holding company.

The decrease in property & related expenses was mainly due to a decrease in property tax which resulted from a decrease in the property tax rate from 12% in the prior period to 10% in the current period.

The higher general & administrative expenses in the current period under review was mainly because it includes $180,000 accrual for professional fees and other costs relating to the preparation of a circular to shareholders in response to a voluntary unconditional cash offer by Leonie Court announced on 5 June 2002 (See 8.) There were no such fees in the prior period.

4. Item 4 is not applicable to interim results

5.(a) Amount of any adjustment for under or overprovision of tax in respect of prior years

An adjustment of $114,000 was made for overprovision of income tax charge upon the finalisation of the Company's tax matters for prior years up to the financial year ended 31 December 1998.
Adjustments made for deferred tax due to the adoption of SAS 12 (2001) Income Taxes are described in Note 2 of 10.(d).

5.(b) Amount of any pre-acquisition profits
There were no pre-acquisition profits included in the profit of the Company.

5.(c) Amount of profits on any sale of investments and/or properties
Nil

5.(d) Any other comments relating to Paragraph 5
None.

82-4504

6. Segmental Results

(a) Business Segment

	Investment	Hotel operations	Property development	Total
	$'000	$'000	$'000	$'000
Revenue and Expenses				
6 months ended 30 June 2002				
Turnover	0	0	0	0
Other income	5	0	0	5
Property & related expenses	0	0	(535)	(535)
Segment results	5	0	(535)	(530)
Unallocated expenses				(235)
Loss from ordinary activities before taxation				(765)
Taxation				211
Net loss for the year				(554)
6 months ended 30 June 2001				
Turnover	0	0	0	0
Other income	27	0	0	27
Property & related expenses	0	0	(633)	(633)
Segment results	27	0	(633)	(606)
Unallocated expenses				(50)
Loss from ordinary activities before taxation				(656)
Taxation				154
Net loss for the year				(502)

(b) Geographical Segment

The Company does not have any operation outside of Singapore.

82-4507

7.(a) Review of the performance of the company and its principal subsidiaries

The Company has ceased hotel operations with the closure of the hotel in September 1999. Hence there was no turnover during the period under review.

The operating loss before tax for the prior period has been restated from $23,000 to $656,000, to take into account property tax of $633,000, which was capitalised as part of the costs of development during the announcement of the half year results ended 30 June 2001, but expensed off to the profit and loss account in the second half of the financial year ended 31 December 2001. The change in treatment was made to align it with the policy of the holding company.

Income consisting mainly of interest income from fixed deposits reduced from $27,000 in the prior period to $5,000 due to a decrease in cash and fixed deposits, resulting from payments for property tax and costs incurred in respect of the property under development.

The Company incurred a pre-tax loss of $765,000 for the period under review, compared to a pre-tax loss of $656,000 in the prior period. The higher loss in the current period under review is mainly because it includes $180,000 accrual for professional fees and other costs relating to the preparation of a circular to shareholders in response to a voluntary unconditional cash offer by Leonie Court announced on 5 June 2002 (See 8.) There were no such fees in the prior period.

This is partially offset by a decrease in property tax which resulted from a decrease in the property tax rate from 12% in the prior period to 10% in the current period.

7.(b) Where a forecast, or a prospect statement, has been previously disclosed to shareholders, the issuer must explain any variance between the forecast or prospect statement and the actual results

No forecast, or prospect statement had been previously disclosed to shareholders.

7.(c) A statement by the Directors of the Company whether any item or event of a material or unusual nature, which would have affected materially the results of operations of the Group and Company, has occurred between the date to which the report refers and the date on which the report is issued. If none, to give a negative statement.

Except as disclosed in this report, the Directors are not aware of the occurrence of any item or event of a material or unusual nature which would have affected materially the results of operations of the Company between 30 June 2002 and the date of this report.

8. A commentary at the date of this announcement of the competitive conditions of the industry in which the company operates and any known factors or events that may affect the company in the next reporting period

The Company intends to redevelop the Jalan Rumbia site, located in a prime location, into an up-market condominium for sale. The demolition of the existing structures on the site was completed in September 2000. Planning work is underway to ensure that the product is appropriate for the target market. We will continue to monitor prevailing market conditions to determine the appropriate timing for the launch of the project and based on current conditions and the progress of the site, the Company will not launch the development before the end of 2002.

The validity of the Provisional Permission, expiring on 22 July 2002, was extended by Urban Redevelopment Authority, for another 6 months expiring on 22 January 2003.

Voluntary Unconditional Cash Offer

On 5 June 2002, the Development Bank of Singapore Ltd announced for and on behalf of Leonie Court Pte Ltd ("Leonie Court"), a wholly-owned subsidiary of CapitaLand Limited ("CapitaLand") that Leonie Court intends to make a voluntary unconditional cash offer to acquire all the Company's issued ordinary shares of $1.00 each at an offer price of $1.75 in cash per share.

CRL Realty Pte Ltd and Clarke Quay Adventure Pte Ltd, wholly-owned subsidiaries of CapitaLand, have indicated their intention to accept the offer (subject to receipt of relevant regulatory approvals and consents) in respect of their aggregate holdings of 59,552,264 shares representing 90.23% of the issued share capital of the Company.

Offer document dated 24 June 2002 containing full details of the voluntary unconditional cash offer by Leonie Court was dispatched on 26 June 2002 to the shareholders. The shareholders will be receiving from the directors of the Company, a circular containing, inter alia, (i) recommendations of the independent directors of the Company in respect of the Offer ("Independent Directors") and (ii) the advice of Credit Agricole Indosuez Merchant Bank Asia Ltd ("CAIMBAL"), the financial adviser to the Independent Directors on the Offer.

Leonie Court has indicated that it will exercise its right of compulsory acquisition under section 215 (1) of the Companies Act, Chapter 50 in the event that it is entitled to do so and that it will be seeking a delisting of the Company from the Singapore Exchange Securities Trading Limited.

82-4507

9. <u>Dividend</u>

(a) Any dividend declared for the present financial period?

Nil.

(a) Present Period

Name of Dividend	}	Nil
Dividend Type	}	
Dividend Rate	}	
Par value of shares	}	
Tax Rate	}	

(b) Any dividend declared for the previous corresponding period?

Nil.

(b) Previous Corresponding Period

Name of Dividend	}	Nil
Dividend Type	}	
Dividend Rate	}	
Par value of shares	}	
Tax Rate	}	

(c) Total Annual Dividend (if applicable)

Nil

(d) Date payable

NA

(e) Books closure date
NA

(f) Any other comments relating to Paragraph 9
None

82-4504

10.(a) Balance Sheet

	As at 30 June 2002	As at 31 December 2001
	$'000	$'000
Non-current asset		
Deferred tax asset (See 10.(d) Note 2)	388	291
Current assets		
Development property	34,911	34,838
Other receivables	14	35
Cash and cash equivalents (See 10.(d) Note 1)	2,613	3,264
	37,538	38,137
Less :		
Current liabilities		
Trade and other payables	378	212
Provision for taxation	593	707
	971	919
Net current assets	36,567	37,218
Net assets	36,955	37,509
Represented by:-		
Capital and Reserve		
Share capital – ordinary shares only	66,000	66,000
Accumulated losses	(29,045)	(28,491)
	36,955	37,509

10.(b) Cash flow statement

	6 months ended 30 June 2002 S$'000	6 months ended 30 June 2001 S$'000
Operating Activities		
Loss from ordinary activities before taxation	(765)	(656)
Decrease/(increase) in working capital		
Development property	(73)	(222)
Other receivables	21	9
Trade and other payables	166	17
Changes in working capital	114	(196)
Tax paid	0	(387)
Cash flows used in operating activities & Net decrease in cash and cash equivalents	(651)	(1,239)
Cash & cash equivalents at beginning of year	2,927	4,872
Cash & cash equivalents at end of year	2,276	3,633

(See 10.(d) Note 1)

10.(c) Statement of changes in equity

	Share capital S$'000	Accumulated loss S$'000	Total S$'000
At 1 January 2001	66,000	(27,562)	38,438
Net loss for the six months ended 30 June 2001			
- as previously reported	0	(23)	(23)
- adjustment (See 10.(d) Note 3)	0	(633)	(633)
- adjustment (See 10.(d) Note 2)	0	154	154
Restated loss for the six months ended 30 June 2001	0	(502)	(502)
At 30 June 2001	66,000	(28,064)	37,936

	Share capital S$'000	Accumulated loss S$'000	Total S$'000
At 1 January 2001	66,000	(27,562)	38,438
Net loss for the year, as previously reported	0	(1,220)	(1,220)
Adjustment (See 10.(d) Note 2)	0	291	291
Restated loss for the year	0	(929)	(929)
At 31 December 2001	66,000	(28,491)	37,509

	Share capital S$'000	Accumulated loss S$'000	Total S$'000
At 1 January 2002, as restated	66,000	(28,491)	37,509
Net loss for six months ended 30 June 2002	0	(554)	(554)
At 30 June 2002	66,000	(29,045)	36,955

10.(d) Explanatory notes that are material to an understanding of the information provided in 10.(a), (b) and (c) above.

Note 1 The cash and cash equivalents in the Cash Flow Statement as at 30 June 2002 and 30 June 2001 exclude a fixed deposit of $337,000 pledged as security for a bank guarantee issued by a local bank in favour of Controller of Residential Property for an application to change the use of land to condominium housing development.

Note 2 Certain figures have been restated to take into account the requirements of the revised SAS 12 (2001) Income Taxes, which is effective for financial statements beginning on or after 1 April 2001. Under the revised standard, deferred tax assets should be recognized when it is probable that sufficient taxable profit will be available against which the deferred tax assets can be utilized.

The change has been accounted for retrospectively and resulted in the recognition of a deferred tax asset of $154,000 and $291,000 as at 30 June 2001 and 31 December 2001 respectively, which had not been recognised previously. This adjustment has contributed to a decrease in the net loss after tax for the half year ended 30 June 2001 and the financial year ended 31 December 2001 of $154,000 and $291,000 respectively. This contributed to a corresponding decrease in the accumulated losses. The net tangible asset backing per ordinary share as at 31 December 2001 has increased from 56 cents to 57 cents. The net tangible asset backing per ordinary share as at 30 June 2001 has been restated from 58 cents to 57 cents, due to the adjustments described in Notes 2 and 3.

Note 3 This adjustment relates to property tax of $633,000, which was capitalized as part of the costs of property development during the announcement of the half year results ended 30 June 2001, but expensed off to the profit and loss account in the second half of the financial year ended 31 December 2001. The change in treatment was made to align it with the policy of the holding company.

Note 4 During the six months ended 30 June 2002, the Company incurred accounting fee of $9,000 (2001:$9,000) payable to a related company.

11. Details of any changes in the company's issued share capital

There were no changes in the Company's issued share capital during the six months ended 30 June 2002.

12. The group's borrowings and debt securities as at the end of the financial period reported on, and comparative figures as at the end of the most recently announced financial statements

(a) Amount repayable in one year or less, or on demand
Nil

(b) Amount repayable after one year
Nil

(c) Any other comments relating to Paragraph 12
None

13. A statement that the same accounting policies and methods of computation are followed in the financial statements as compared with the most recent audited financial statements. Where there have been any changes or departure from the accounting policies and methods of computation, including those required by an accounting standard, this should be disclosed together with the reasons for the change and the effect of the change

The half-year financial statements have been prepared on a condensed basis in accordance with Singapore Statements of Accounting Standard ("SAS") 30 - Interim Financial Reporting, issued by the Institute of Certified Public Accountants of Singapore. They do not include the full disclosures of the type normally included in a complete set of financial statements, and are to be read in conjunction with the last issued financial statements as at 31 December 2001.

Except for the adoption of SAS 12 (2001) Income Taxes, the same accounting policies and methods of computation were followed as compared with the most recent audited financial statements as at 31 December 2001. Changes resulting from the adoption of SAS 12 (2001) Income Taxes are stated in Note 2 of 10(d).



CapitaLand Limited
168 Robinson Road #30-01 Capital Tower Singapore 068912
Tel: 65 6823 3200 Fax: 65 6820 2202 Website: www.capitaland.com

ANNOUNCEMENTS BY CAPITALAND'S SUBSIDIARY, HIND HOTELS INTERNATIONAL LIMITED – "VOLUNTARY UNCONDITIONAL CASH OFFER BY THE DEVELOPMENT BANK OF SINGAPORE LTD FOR AND ON BEHALF OF LEONIE COURT PTE LTD"

CapitaLand Limited's subsidiary, Hind Hotels International Limited ("Hind"), had on 10 July 2002 issued two announcements on the despatch of circular relating to the voluntary unconditional cash offer by Leonie Court Pte Ltd to acquire all the issued ordinary shares of $1.00 each in the capital of Hind. Attached Hind's announcements are for information.



Lim Mei Yi
Company Secretary
12 July 2002

s: ses/sgx-annc/hind/despatch(offereecircular) - CL annc.doc
11 Jul 2002
JLMS/june

82-4507

HIND HOTELS INTERNATIONAL LIMITED

VOLUNTARY UNCONDITIONAL CASH OFFER BY THE DEVELOPMENT BANK OF SINGAPORE LTD FOR AND ON BEHALF OF LEONIE COURT PTE LTD

Further to the announcement made by Hind Hotels International Limited (the "Company") on 6 June 2002 in relation to the voluntary unconditional cash offer (the "Offer") by The Development Bank of Singapore Ltd on behalf of Leonie Court Pte Ltd (the "Offeror"), a wholly-owned subsidiary of CapitaLand Limited, for all the issued ordinary shares of S$1.00 each in the capital of the Company other than those already owned by the Offeror (the "Offer Shares") at an offer price of S$1.75 in cash for each Offer Share, the Board of Directors of the Company wishes to announce that the Company has today despatched a circular (the "Circular") to the shareholders of the Company (the "Shareholders") in relation to the Offer by the Offeror.

The Circular contains the advice of Crédit Agricole Indosuez Merchant Bank Asia Ltd, the financial adviser to the independent directors of the Company in respect of the Offer ("Independent Directors") as well as the recommendation of the Independent Directors and information for the Shareholders' consideration, in compliance with Rule 24 of the Singapore Code on Take-overs and Mergers, as revised with effect from 1 January 2002.

Shareholders who have not received the Circular within two (2) days following the date of despatch may obtain a copy from:

The Company Secretary
Hind Hotels International Limited
8 Shenton Way
#21-01 Temasek Tower
Singapore 068811

A softcopy of the Circular is available on the website of the Singapore Exchange Securities Trading Limited at www.sgx.com. Shareholders should note that the Offeror has given notice that the Offer will close at 3:30 p.m. on 24 July 2002 or such later date(s) as may be announced from time to time by or on behalf of the Offeror. Any acceptances received after 3:30 p.m. on 24 July 2002 or such later date(s) as may be announced from time to time by or on behalf of Offeror will be rejected.

The Directors of the Company (including those who have delegated detailed supervision of this Announcement) have taken all reasonable care to ensure that the facts stated in this Announcement and all opinions expressed herein are fair and accurate and no material facts have been omitted and they jointly and severally accept responsibility accordingly.

By Order of the Board

Lim Mei Yi
Company Secretary

10 July 2002

Submitted by Lim Mei Yi, Company Secretary on 10/07/2002 to the SGX

82-4507

HIND HOTELS INTERNATIONAL LIMITED

VOLUNTARY UNCONDITIONAL CASH OFFER BY THE DEVELOPMENT BANK OF SINGAPORE LTD FOR AND ON BEHALF OF LEONIE COURT PTE LTD

We refer to the Company's announcement made on 10 July 2002, on the dispatch of a circular ("Circular") to the shareholders of the Company (the "Shareholders") in relation to the voluntary unconditional cash offer (the "Offer") by The Development Bank of Singapore Ltd for and on behalf of Leonie Court Pte Ltd (the "Offeror"), a wholly-owned subsidiary of CapitaLand Limited, for all the issued ordinary shares of S$1.00 each in the capital of the Company other than those already owned by the Offeror.

The Board of Directors of the Company wishes to update that the validity of the Provisional Permission for the proposed condominium on the site located at No. 1 Jalan Rumbia, Singapore 239616 has on 26 June 2002, been extended for another 6 months and will expire on 22 January 2003.

The Board of Directors also wishes to inform that

1. In the reproduction of the unaudited interim results of the Company for the six months ended 30 June 2002 contained in Appendix III of the Circular, paragraph 2 of section 8 reads:

   "The Provisional Permission obtained in January 2002, was extended and will lapse on 22 July 2002. It may be renewed after review by management."

2. This paragraph should have read:

   "The validity of the Provisional Permission, expiring on 22 July 2002, was extended by Urban Redevelopment Authority, for another 6 months expiring on 22 January 2003."

   as set out in paragraph 2 of section 8 of the announcement of the Company's interim results released on 10 July 2002 by the Company.

   The reference to the Provisional Permission was also made on certain other pages of the Circular, including pages 18, 75 and 84.

3. An addendum to the Circular highlighting the above will be dispatched to Shareholders shortly.

On 10 July 2002, the Company informed Crédit Agricole Indosuez Merchant Bank Asia Ltd, the financial adviser to the independent directors of the Company in respect of the Offer ("CAIMBAL") and Colliers International Consultancy & Valuation (Singapore) Pte Ltd ("Colliers") of the extension of the Provisional Permission. Colliers has informed the Company that the extension of the Provisional Permission will not affect the valuation certificate and valuation report

of Colliers on the Property (as defined in the Circular). CAIMBAL, on the basis of having reviewed and considered the extension of the Provisional Permission as informed by the Company today and Colliers' confirmation that the extension of the Provisional Permission will not affect the valuation certificate and valuation report of Colliers on the Property (as defined in the Circular), is of the view that its recommendations to the independent directors of the Company in respect of the Offer as set out on pages 40 to 44 of the Circular remain unchanged.

The Directors of the Company (including those who have delegated detailed supervision of this Announcement) have taken all reasonable care to ensure that the facts stated in this Announcement and all opinions expressed herein are fair and accurate and no material facts have been omitted and they jointly and severally accept responsibility accordingly.

By Order of the Board

Lim Mei Yi
Company Secretary
10 July 2002

Submitted by Lim Mei Yi, Company Secretary on 10/07/2002 to the SGX



CapitaLand Limited
168 Robinson Road #30-01 Capital Tower Singapore 068912
Tel: 65 6823 3200 Fax: 65 6820 2202 Website: www.capitaland.com

ANNOUNCEMENT ISSUED BY DBS BANK FOR AND ON BEHALF OF CAPITALAND'S SUBSIDIARY, CAPITAMALL TRUST MANAGEMENT LIMITED, ON THE INITIAL PUBLIC OFFERING OF CAPITAMALL TRUST

Attached announcement issued today by The Development Bank of Singapore Ltd, on behalf of CapitaMall Trust Management Limited, CapitaLand Limited's indirect wholly-owned subsidiary, on the above matter, is for information.

Jessica Lum
Assistant Company Secretary
12 July 2002

s: ses/sgx-annc/Cmt/ballot annc.doc
JLMS/june

MASNET No. 84 OF 12.07.2002
Announcement No. 92



DBS GROUP HOLDINGS LTD

OFFER FOR SUBSCRIPTION (THE "OFFERING") BY CAPITAMALL TRUST MANAGEMENT LIMITED (THE "MANAGER") IN RESPECT OF 213, 000, 000 UNITS ("NEW UNITS") REPRESENTING UNDIVIDED INTERESTS IN CAPITAMALL TRUST ("UNITS") COMPRISING:

I. AN INSTITUTIONAL OFFERING (THE "INSTITUTIONAL OFFERING") OF NEW UNITS; AND

II. A PUBLIC OFFERING (THE "PUBLIC OFFERING") OF NEW UNITS, INCLUDING 10, 899, 000 NEW UNITS (THE "RESERVED UNITS") RESERVED FOR SUBSCRIPTION BY THE DIRECTORS AND EMPLOYEES OF CAPITALAND LIMITED AND ITS SUBSIDIARIES (THE "CAPITALAND GROUP") AND THE EMPLOYEES OF SINGAPORE TECHNOLOGIES PTE LTD AND ITS SUBSIDIARIES (THE "ST GROUP"),

SUBJECT TO AN OVER-ALLOTMENT OPTION OF UP TO 31, 950, 000 UNITS.

The Board of Directors of the Manager is pleased to announce that, at the close of the Application List at 11.00 a.m. on July 11, 2002, there were 6,561 valid applications made by way of application forms, automated teller machines and internet bank websites of the Participating Banks (as defined in the Offering Circular dated June 28, 2002) for the 30,000,000 Units allocated to the Public Offering (excluding the 10,899,000 Reserved Units). In total, these applicants applied for 102,386,000 Units, with application moneys received amounting to approximately $98.3 million.

To allow, among other things, sufficient time for the allocation of New Units to overseas investors to be completed, an announcement of the allocation and spread of investors in respect of the Institutional Offering (including applications for Units through the internet website of DBS TD Waterhouse (Singapore) Pte Ltd ("DBS-TDW")) will be made via MASNET before the commencement of trading in the Units on a "ready" basis on July 17, 2002.

Applications pursuant to the Public Offering and indications of interest pursuant to the Institutional Offering were received for a total of 1,068,711,000 Units (including applications for the 10,899,000 Reserved Units) which represent approximately 5.0 times the 213,000,000 New Units available for subscription pursuant to the Offering.

To ensure a reasonable spread of Unitholders, the Underwriter, in consultation with the Manager, has decided that all applicants who submitted valid applications for the 30,000,000 Units under the Public Offering (excluding the Reserved Units) complying in full with the terms and conditions set out in the Offering Circular dated June 28, 2002 will be allocated a proportion of the Units for which they have applied. The allocations are as follows:-

Range of Units applied for ('000)	No. of Units Allotted per Successful Applicant ('000)	Percentage of Total No. of Units Available under the Public Offering (%)	No. of Successful Applicants
1	1	2.96	887
2 to 4	2	8.43	1,264
5 to 9	3	12.03	1,203
10 to 19	4	22.46	1,684
20 to 49	5	15.12	907
50 to 99	15	19.50	390
100 to 499	25	18.17	218
500 and above	50	1.33	8
			6,561

As a result of this method of allocation, a total of 5,000 Units could not be allocated under the Public Offering and, accordingly, have been made available to satisfy applications made under the Institutional Offering.

As stated in the Offering Circular dated June 28, 2002, a total of 21,300,000 Units were reserved for subscription by the directors and employees of the CapitaLand Group and the employees of the ST Group. The balance of 10,401,000 Reserved Units which were not applied for will be used to satisfy the applications made under the Institutional Offering. Details of the applications received for the 10,899,000 Reserved Units are as follows:-

Range of Reserved Units applied for ('000)	Number of Applicants
1 to 9	185
10 to 49	209
50 to 99	32
100 to 499	20
500 and above	3
	449

The Directors of the Manager were offered Reserved Units and they applied for and their applications were accepted for the following number of Units:-

Directors	Number of Reserved Units Applied for and Accepted ('000)
Mr Hsuan Owyang	-
Mr Liew Mun Leong	500
Mr James Glen Service	-
Mr Pua Seck Guan	75
Mr Hiew Yoon Khong	200
Mr Lui Chong Chee	300
Dr Steven Choo Kian Koon	150
Mr S. Chandra Das	50
	1,275

In addition, directors of CapitaLand Limited who were offered Reserved Units included Mr Jackson Peter Tai and Mr Lucien Wong Yuen Kuai. Mr Jackson Peter Tai is the Vice-Chairman of DBS Group Holdings Limited and the Chief Executive Officer of DBS Bank, the Lead Manager of the Offering. Mr Lucien Wong Yuen Kuai is the Managing Partner of Allen & Gledhill, the legal adviser to the Offering and to the Manager. They applied for and their applications were accepted for the following number of Units:-

	Number of Reserved Units Applied for and Accepted ('000)
Mr Jackson Peter Tai	50
Mr Lucien Wong Yuen Kuai	50

DBS Bank may effect transactions which stabilise or maintain the market prices of the Units for a period of 30 days commencing from the first day of trading of the Units on the Singapore Exchange Securities Trading Limited ("SGX-ST"), subject to compliance with the laws of Singapore. Such stabilisation, if commenced, may be discontinued at any time in accordance with the laws of Singapore.

The Units are expected to commence trading on a "ready" basis on July 17, 2002. There will be NO trading on a "when-issued" basis.

The return of unsuccessful applications using printed Application Forms by ordinary post at the risk of the unsuccessful applicants, together with the full amount of the application moneys (without any interest or any share of revenue or other benefit arising therefrom), will commence today and is expected to be completed within three (3) market days after the close of the Application List. For unsuccessful Electronic Applications, it is expected that the full amount of the application moneys will be refunded (without any interest or any share of revenue or other benefit arising therefrom) by automatically crediting to the applicants' accounts with their Participating Banks, or in the case of applications for Units through the internet website of DBS-TDW, by ordinary post or other means as DBS-TDW may agree with unsuccessful applicants in such cases, at the applicants' own risk, within three (3) market days after the close of the Application List provided that the remittance in respect of such applications which has been presented for payment or other processes has been honoured and the application moneys received in the designated unit issue account.

Unsuccessful applicants using DBS Autobank Cashier's Order Equivalent will have the full amount of their application moneys (without interest or any share of revenue or other benefit arising therefrom) automatically credited to their accounts maintained with DBS Bank.

In respect of partially successfully applications, the balance of the application moneys is expected to be refunded (without any interest or any share of revenue or other benefit arising therefrom) to the applicants, by ordinary post at the applicants' own risk (in the case of applications made using printed Application Forms), or through the crediting of the relevant amount to the applicants' accounts with their Participating Banks (in the case of Electronic Applications for Units under the Public Offering), or by ordinary post at the applicants' own risk or such other means as DBS-TDW may agree (in the case of applications for Units through the internet website of DBS-TDW), within 14 market days after the close of the Application List provided that the remittance in respect of such applications which has been presented for payment or other processes has been honoured and the application moneys received in the designated unit issue account.

The Manager wishes to thank the investors who have applied for the Units pursuant to the Public Offering, the relevant authorities and all who have helped in one way or another in the Offering, for their support and assistance.

DBS Bank and POSB customers may call 1800-111 1111 and 1800-339 6666 respectively to check the provisional results of their IPO applications. Customers will be required to enter their CDP Securities Account Number when utilising the automated service.

Issued by
The Development Bank of Singapore Ltd

For and on behalf of
CapitaMall Trust Management Limited

July 12, 2002

Submitted by Low Han Keat, Vice President on 12/07/2002 to the SGX



CapitaLand Limited
168 Robinson Road #30-01 Capital Tower Singapore 068912
Tel: 65 6823 3200 Fax: 65 6820 2202 Website: www.capitaland.com

ANNOUNCEMENT OF PROPERTY SALES TO EMPLOYEES

1 The Board of Directors of CapitaLand Limited ("CapitaLand") wishes to announce the following:

(a) its Australian subsidiary, Australand Holdings Ltd ("AHL"), has sold a property developed by AHL to one of its employees; and

(b) its China wholly-owned subsidiary, CapitaLand China Holdings Ltd has sold properties developed by its subsidiary, Shanghai Pudong Xinxiang Real Estate Development Co., Ltd, to three of its employees.

2 The above sales took place prior to 1 July 2002 and are thus required to be announced under Clause 1006(4) of the old Listing Manual of the Singapore Exchange Securities Trading Limited.

3 The Audit Committee has reviewed and approved the sales. The Audit Committee is of the view that the number and terms of the sales are considered to be fair and reasonable, and in the best interest of CapitaLand and its minority shareholders.

By Order of the Board

Lim Mei Yi
Company Secretary
15 July 2002

s : sec/sgx annc/clause 1006(4)/ahl-Jul2002.doc
JLMS/june



CapitaLand Limited
168 Robinson Road #30-01 Capital Tower Singapore 068912
Tel: 65 6823 3200 Fax: 65 6820 2202 Website: www.capitaland.com

ANNOUNCEMENT BY CAPITALAND'S SUBSIDIARY, HIND HOTELS INTERNATIONAL LIMITED – "VOLUNTARY UNCONDITIONAL CASH OFFER BY THE DEVELOPMENT BANK OF SINGAPORE LTD FOR AND ON BEHALF OF LEONIE COURT PTE LTD"

CapitaLand Limited's subsidiary, Hind Hotels International Limited ("Hind"), has today issued an announcement on the despatch of a letter to its shareholders as an addendum to the Circular dated 10 July 2002 relating to the voluntary unconditional cash offer by Leonie Court Pte Ltd to acquire all the issued ordinary shares of $1.00 each in the capital of Hind. Attached Hind's announcement is for information.

Lim Mei Yi
Company Secretary
15 July 2002

s: ses/sgx-annc/hind/despatch(addendum) - CL annc.doc
15 Jul 2002
JLMS/june

HIND HOTELS INTERNATIONAL LIMITED

VOLUNTARY UNCONDITIONAL CASH OFFER BY THE DEVELOPMENT BANK OF SINGAPORE LTD FOR AND ON BEHALF OF LEONIE COURT PTE LTD

Further to the announcement made by Hind Hotels International Limited (the "Company") on 10 July 2002 in relation to the extension of the validity of the Provisional Permission for the proposed condominium on the site located at No. 1 Jalan Rumbia, Singapore 239616, the Company wishes to announce that the Company has today despatched a letter from the Board of Directors of the Company to the shareholders of the Company ("Shareholders") as an addendum to the Circular dated 10 July 2002 to the Shareholders in relation to the voluntary unconditional cash offer (the "Offer") by The Development Bank of Singapore Ltd on behalf of Leonie Court Pte Ltd (the "Offeror"), a wholly-owned subsidiary of CapitaLand Limited, for all the issued ordinary shares of S$1.00 each in the capital of the Company other than those already owned by the Offeror.

Shareholders who have not received the addendum within two (2) days following the date of despatch may obtain a copy from:

The Company Secretary
Hind Hotels International Limited
8 Shenton Way
#21-01 Temasek Tower
Singapore 068811

A softcopy of the addendum is available on the website of the Singapore Exchange Securities Trading Limited at www.sgx.com. Shareholders should note that the Offeror has given notice that the Offer will close at 3:30 p.m. on 24 July 2002 or such later date(s) as may be announced from time to time by or on behalf of the Offeror. Any acceptances received after 3:30 p.m. on 24 July 2002 or such later date(s) as may be announced from time to time by or on behalf of Offeror will be rejected.

The Directors of the Company (including those who have delegated detailed supervision of this Announcement) have taken all reasonable care to ensure that the facts stated in this Announcement and all opinions expressed herein are fair and accurate and no material facts have been omitted and they jointly and severally accept responsibility accordingly.

By Order of the Board

Lim Mei Yi
Company Secretary

15 July 2002

Submitted by Lim Mei Yi, Company Secretary on 15/07/2002 to the SGX



CapitaLand Limited
168 Robinson Road #30-01 Capital Tower Singapore 068912
Tel: 65 6823 3200 Fax: 65 6820 2202 Website: www.capitaland.com

ANNOUNCEMENT ISSUED BY DBS BANK FOR AND ON BEHALF OF CAPITALAND'S SUBSIDIARY, CAPITAMALL TRUST MANAGEMENT LIMITED, ON THE INITIAL PUBLIC OFFERING OF CAPITAMALL TRUST

Attached announcement issued today by The Development Bank of Singapore Ltd, on behalf of CapitaMall Trust Management Limited, CapitaLand Limited's indirect wholly-owned subsidiary, on the above matter, is for information.

Jessica Lum
Assistant Company Secretary
16 July 2002

s: ses/sgx-annc/Cmt/institutional offering.doc
JLMS/tln

MASNET No. 56 OF 16.07.2002
Announcement No. 67



DBS GROUP HOLDINGS LTD

OFFER FOR SUBSCRIPTION BY CAPITAMALL TRUST MANAGEMENT LIMITED (THE "MANAGER") IN RESPECT OF 213, 000, 000 UNITS ("NEW UNITS") REPRESENTING UNDIVIDED INTERESTS IN CAPITAMALL TRUST ("UNITS") COMPRISING:

I. AN INSTITUTIONAL OFFERING (THE "INSTITUTIONAL OFFERING") OF NEW UNITS; AND

II. A PUBLIC OFFERING (THE "PUBLIC OFFERING") OF NEW UNITS, INCLUDING 10, 899, 000 NEW UNITS RESERVED FOR SUBSCRIPTION BY THE DIRECTORS AND EMPLOYEES OF CAPITALAND LIMITED AND ITS SUBSIDIARIES AND THE EMPLOYEES OF SINGAPORE TECHNOLOGIES PTE LTD AND ITS SUBSIDIARIES,

SUBJECT TO AN OVER-ALLOTMENT OPTION OF UP TO 31, 950, 000 UNITS.

Further to our announcement of July 12, 2002, the Board of Directors of the Manager is pleased to announce that all 204,051,000 Units allocated to the Institutional Offering (inclusive of the 1,500,000 Units allocated to applicants who made their applications through the internet website of DBS TD Waterhouse (Singapore) Pte Ltd and the 31,950,000 Units over-allotted by The Development Bank of Singapore Ltd) have been validly subscribed for. As a result of the method of allocation under the Public Offering, an additional 5,000 Units which could not be allocated under the Public Offering have been made available under the Institutional Offering and have been validly subscribed for. The spread of placees for the 204,056,000 Units, having aggregated the multiple applications of any single placee, is as follows:-

Range of Units Allocated ('000)	Number of Placees
1 to 9	958
10 to 49	1,079
50 to 99	311
100 to 499	212
500 to 999	53
1,000 and above	37
	2,650

Pursuant to the above basis of allocation, there was no single placee who successfully subscribed for an aggregate of at least 30,000,000 Units, in a single application, as principal. Accordingly, there was no volume discount granted to any single placee.

Issued by
The Development Bank of Singapore Ltd

For and on behalf of
CapitaMall Trust Management Limited

July 16, 2002

Submitted by Low Han Keat, Vice President on 16/07/2002 to the SGX

82-4507



CapitaLand Limited
168 Robinson Road #30-01 Capital Tower Singapore 068912
Tel: 65 6823 3200 Fax: 65 6820 2202 Website: www.capitaland.com

ANNOUNCEMENT BY CAPITALAND'S SUBSIDIARY, RAFFLES HOLDINGS LIMITED – "DATE OF RELEASE OF HALF-YEAR FINANCIAL RESULTS ANNOUNCEMENT"

CapitaLand Limited's subsidiary, Raffles Holdings Limited ("RHL"), has today issued an announcement on the above matter. Attached RHL's announcement is for information.

Jessica Lum
Assistant Company Secretary
16 July 2002

s: ses/sgx-annc/raffles holdings/date-release.doc
16July2002 (JLMS/tln)

02-4504

MASNET No. 53 OF 16.07.2002
Announcement No. 64


Raffles
HOLDINGS

RAFFLES HOLDINGS LIMITED

Date of Release of Half-Year Financial Results Announcement

Raffles Holdings Limited (the "Company") wishes to announce that the Company will release its financial results for the half-year ended 30 June 2002 on Friday, 19 July 2002. A webcast of the results briefing will be available via the Company's website (www.raffelsholdings.com) from 9.00pm on Friday, 19 July 2002.

Submitted by Emily Chin, Company Secretary on 16/07/2002 to the SGX



02 AUG 20 AM 9:09

CapitaLand Limited
168 Robinson Road #30-01 Capital Tower Singapore 068912
Tel: 65 6823 3200 Fax: 65 6820 2202 Website: www.capitaland.com

NEWS RELEASE BY CAPITALAND'S SUBSIDIARY, RAFFLES INTERNATIONAL LIMITED – "RAFFLES INTERNATIONAL LEADS WITH INNOVATIVE GUEST SERVICE"

CapitaLand Limited's subsidiary, Raffles International Limited ("RIL"), has today issued a news release on the above matter. Attached RIL's news release is for information.

Jessica Lum
Assistant Company Secretary
17 July 2002

s: ses/sgx-annc/raffles/RIL leads with innovation guest service.doc
17July02 (JLMS/tln)



NEWS RELEASE

For More Information, please contact:
Ms. Chan Wai Ching
Tel: 65-6430-1132
Email: lyn.chan@raffles.com

RAFFLES INTERNATIONAL LEADS WITH INNOVATIVE GUEST SERVICE

Singapore, 17 July 2002 – Guest service at Raffles International Limited's hotels in Singapore will soon be taken to the next level when a new wireless application to provide their staff with an innovative tool to serve guests even better, is incorporated into its legendary *Raffles* style service.

Guests and employees of Raffles International's Singapore hotels – Raffles Hotel, Raffles The Plaza, and Swissôtel the Stamford – will benefit from the Mobile Enabling Hospitality Suite (MEHS) Solutions, a Pilot And Trial Hotspots (PATH) project in line with the Mobile Workforce Call for Collaboration initiative by the Infocomm Development Authority of Singapore.

A joint project by the consortium of National Computer Systems Pte Ltd (NCS) and Raffles International, this new wireless application will equip staff with the latest models of Personal Digital Assistants (PDAs) or tablets to access hotel property management systems and

specially designed application systems over an 802.11b wireless Local Area Network (LAN) or a general packet Radio Service (GPRS) network. With PDAs on hand, the mobile hotel workforce will be able to handle front desk activities, provide tourist information, book facilities, manage in-room inventory and in-room services, make dining reservations, and ensure guest safety and hotel security, anytime, anyplace.

"While the *Raffles* service has always been renowned for being discreet and warm, this latest facility will ensure that we keep our competitive edge through the use of the latest technology for the hospitality industry," says Mr Simon Yong, Senior Vice President, Technical Services, Raffles International Limited. He adds, "Raffles International is delighted to be in partnership with industry leader NCS as we take our level of service to new heights."

Five subsystems are proposed in this mobile application for Raffles International: mConcierge, mHousekeeping, mSecurity, mSales and mOrdering. The focus is online information retrieval, real-time status update and multimedia messaging. There are updating features on the mOrdering and mHousekeeping systems, while the booking function is available in both the mSales and mConcierge modules. The five sub-systems will further streamline the daily operations of the hotels and will also serve to improve communications among the staff and between staff and guests.

As the largest owner/operator of luxury and international deluxe hotels in Singapore, Raffles International offers the best incubator sites for testing many new technologies on various aspects of hospitality management. Swissôtel The Stamford and Raffles The Plaza, with over 2000 rooms combined, is the single, largest installation site of Opera Property Management

System (PMS) from Micros Fidelio in Singapore. These two hotels, along with Raffles Hotel, have a diverse range of applications in place to support its large base of rooms, food and beverage outlets and services, making these hotels good testing grounds for new technology.

Mr Ng See Sing, General Manager, NCS, shares his views on NCS' strategic partnership with Raffles International: "With the adoption of mobile applications picking up steam, NCS is confident of the potential and power of mobile services. The award of the Workforce Call for Collaboration is a very strong endorsement of the value proposition from Raffles International and our partnership in the development and deployment of mobile solutions. Through this collaboration, Raffles International can empower their workforce to better service their clients and enjoy significant gain in productivity."

This partnership with NCS to enable a mobile workforce underscores Raffles International's commitment to continuous improvement by harnessing the latest cutting-edge technology. In keeping ahead of the growing demands of the business traveller, Raffles International has in the past year, tested and installed wireless broadband internet facilities in its Chicago and Zurich hotels' public areas, including the lobby, conference facilities, restaurants and bars. In June 2000, Raffles International established Hospitalitybex Pte Ltd marketplace, an electronic procurement initiative, enabling the procurement of office supplies and direct purchases while achieving cost savings and improved productivity.

Asia, Australia, Europe, North America and South America. Raffles Holdings is a subsidiary of CapitaLand Limited. Both companies are listed on the Singapore Stock Exchange.

CapitaLand is one of the fastest growing listed property companies in Asia. CapitaLand's diversified big interests cover commercial and industrial buildings, residential, serviced residences, hotels and hospitality, property funds, real estate financials and property services.

Headquartered in Singapore, the multinational company has property, hospitality and property related products and services spanning more than 50 cities.

For More Information, please contact:

Ms Chan Wai Ching

Manager, Marketing Services

Tel: 65-6430-1132

Email: **lyn.chan@raffles.com**

Ms Julee Cooke
Area Director, Marketing Communications
The Americas
Raffles International Hotels and Resorts
Tel: 1 954 447-2510
Email: julee.cooke@raffles.com

About Raffles International

Raffles International Limited, formed in 1989, is a name well respected in the industry for its standards of quality, award-winning concepts and innovative approach towards hotel management.

Raffles International's hotels and resorts are marketed under a two-tiered brand structure. The "Raffles brand" hotels distinguish themselves by the highest standards of products and services available in major cities on an international level. The "Swissôtel" and "Merchant Court" hotels offer quality accommodation and the full range of modern facilities and amenities expected by today's discerning traveller, with an emphasis on quality and comfort. Many hotels in the Raffles International portfolio have been voted top hotels in the world.

These include the legendary Raffles Hotel, Singapore, Raffles Brown's Hotel, London, Raffles Hotel Vier Jahreszeiten, Hamburg, Raffles L'Ermitage Beverly Hills, California and Le Montreux Palace, Montreux. Raffles International also operates one of the largest spa networks in the world – Amrita Spa – which is found in nine locations, including Raffles L'Ermitage Beverly Hills in California and Swissôtel Quito in South America, as well as the SPAcademy, Singapore's premier spa education and skills training institute. The Raffles International Training Centres in Singapore and Phnom Penh offer training programmes for the hospitality and service industry.

About Raffles Holdings and CapitaLand

Raffles International Limited is the hotel management subsidiary of Raffles Holdings Limited. Raffles Holdings Limited's portfolio comprises hotels and resorts in major destinations across

Ms Beatrice Ganter
Director, Marketing Communications
Europe, Middle East and Mediterranean
Raffles International Hotels and Resorts
Tel: (41) 1 893 1045
Email: beatrice.ganter@raffles.com



CapitaLand Limited
168 Robinson Road #30-01 Capital Tower Singapore 068912
Tel: 65 6823 3200 Fax: 65 6820 2202 Website: www.capitaland.com

ANNOUNCEMENT ISSUED BY DBS BANK FOR AND ON BEHALF OF CAPITALAND'S SUBSIDIARY, LEONIE COURT PTE LTD – "VOLUNTARY UNCONDITIONAL CASH OFFER FOR HIND HOTELS INTERNATIONAL LIMITED"

Attached announcement issued on 17 July 2002 by DBS Bank, on behalf of Leonie Court Pte Ltd, CapitaLand Limited's indirect wholly-owned subsidiary, on the above matter, is for information.

Lim Mei Yi
Company Secretary
18 July 2002

s: ses/sgx-annc/hind/shut-off notice.doc
17 July 2002
LMY/june

Voluntary Unconditional Cash Offer for Hind Hotels International Limited –

(1) Announcement that acceptances pursuant to the Offer have crossed the 90% level

(2) Announcement of final closing date being 31 July 2002

All capitalised terms used and not defined herein shall have the meanings given to them in the offer document dated 24 June 2002 issued by DBS Bank, for and on behalf of Leonie Court Pte Ltd (the "Offeror").

Acceptance Level has exceeded 90% of the Offer Shares

DBS Bank wishes to announce for and on behalf of the Offeror that as at 5.00 p.m. on 17 July 2002, the Offeror has received valid acceptances amounting to 63,017,748 Offer Shares, representing 95.48% of the issued share capital of Hind Hotels International Limited ("Hind Hotels") and 95.49% of the Offer Shares. Included in these acceptances are 59,190,264 Offer Shares tendered by CRLR and 362,000 Offer Shares tendered by CQA, representing in aggregate 90.23% of the issued share capital of Hind Hotels. CRLR and CQA are parties acting in concert with the Offeror.

As at the date of the announcement of the Offer on 5 June 2002 (the "Offer Announcement Date"), the Offeror and parties acting in concert with it owned, controlled or had agreed to acquire an aggregate of 59,418,264 Offer Shares, representing 90.03% of the issued share capital of Hind Hotels. Between the Offer Announcement Date and the date of this announcement (both dates inclusive), the Offeror and parties acting in concert with it acquired through open market purchases an aggregate of 139,000 Offer Shares, representing approximately 0.21% of the issued share capital of Hind Hotels. As at the date of this announcement, the Offeror and parties acting in concert with it own, control or have agreed to acquire an aggregate of 59,557,264 Offer Shares, representing 90.24% of the issued share capital of Hind Hotels (excluding valid acceptances of the Offer). Save as disclosed in this announcement, neither the Offeror nor any party acting in concert with it owns, controls, or has agreed to acquire any Offer Shares.

Taking into account the valid acceptances received up to 5.00 p.m. on 17 July 2002, the Offeror and parties deemed to be acting in concert with it will now own, control or have agreed to acquire 63,022,748 Offer Shares, representing 95.49% of the issued share capital of Hind Hotels.

Compulsory Acquisition

As the Offeror has now received valid acceptances representing more than 90% of the Offer Shares pursuant to the Offer, the Offeror is entitled to, and intends to, exercise the right of compulsory acquisition under Section 215(1) of the Act, following the close of the Offer.

Final Closing Date and Shut-Off Notice

In accordance with Rule 22.4 of the Code which requires that shareholders who have not accepted the Offer be notified in writing at least 14 days before the Offer is closed, DBS Bank wishes to announce, for and on behalf of the Offeror, that the Offer period has been extended to 31 July 2002, being 14 days from the date of this announcement.

Accordingly, the Offer shall close at 3.30 p.m. on 31 July 2002 and notice is hereby given that the Offer will not be open for acceptance beyond 3.30 p.m. on 31 July 2002. The Offeror has no intention of extending the Offer beyond that date. Any acceptances received after 3.30 p.m. on 31 July 2002 will be rejected.

Shareholders of Hind Hotels who wish to accept the Offer but have not done so should complete, sign and forward their relevant acceptance form and all other relevant documents as soon as possible so as to reach the Offeror not later than 3.30 p.m. on 31 July 2002.

Responsibility Statement

The Directors of the Offeror (including those who may have delegated detailed supervision of this announcement) have taken all reasonable care to ensure that the facts stated herein are fair and accurate and no material facts have been omitted from this announcement and they jointly and severally accept responsibility accordingly.

Issued by
The Development Bank of Singapore Ltd

For and on behalf of
Leonie Court Pte Ltd

17 July 2002



CapitaLand Limited
168 Robinson Road #30-01 Capital Tower Singapore 068912
Tel: 65 6823 3200 Fax: 65 6820 2202 Website: www.capitaland.com

ANNOUNCEMENT AND PRESS RELEASE BY CAPITALAND'S SUBSIDIARY, RAFFLES HOLDINGS LIMITED – "HALF YEAR FINANCIAL STATEMENT"

CapitaLand Limited's subsidiary, Raffles Holdings Limited ("RHL"), has today announced its unaudited results for the half year ended 30 June 2002.

For details, please refer to the announcement and press release posted by RHL on the SGX website www.sgx.com.sg.

Lim Mei Yi
Company Secretary
19 July 2002

s: sec/sgx-annc/Raffles Holdings/half year results 2002.doc
19 July 2002 (JLMS/tln)

82-4507

MASNET No. 9 OF 19.07.2002
Announcement No. 9



RAFFLES HOLDINGS LIMITED

Half Year Financial Statement

Half year financial statements for the six months ended 30 June 2002.
These figures have not been audited.

		Group			Company		
		S$'000		%	S$'000		%
		30 Jun 2002	30 Jun 2001	Increase/ (Decrease)	30 Jun 2002	30 Jun 2001	Increase/ (Decrease)
1.(a)	Turnover	190,129	179,503	6	16,772	180,162	(91)
1.(b)	Cost of sales or classification as followed in the most recent audited annual financial statements	(92,363)	(56,548)	63	0	0	0
1.(c)	Gross profit/loss	97,766	122,955	(20)	16,772	180,162	(91)
1.(d)	Investment income	0	10	n.m.	0	0	0
1.(e)	Other income including interest income	10,526	4,641	127	7,729	3,879	99
2.(a)	Operating profit before income tax, minority interests, extraordinary items, interest on borrowings, depreciation and amortisation, foreign exchange gain/(loss) and exceptional items	30,569	67,931	(55)	21,459	181,548	(88)
2.(b)(i)	Interest on borrowings	(4,681)	(14,495)	(68)	(8)	(3,283)	(100)
2.(b)(ii)	Depreciation and amortisation	(25,112)	(23,669)	6	(22)	(28)	(21)
2.(b)(iii)	Foreign exchange gain/(loss)	99	55	80	(19)	(1)	1,800
2.(c)	Exceptional items (provide separate disclosure of items)	16,755	331,300	(95)	0	490,176	n.m.

		Group			Company		
		S$'000		%	S$'000		%
		30 Jun 2002	30 Jun 2001	Increase/ (Decrease)	30 Jun 2002	30 Jun 2001	Increase/ (Decrease)
2.(d)	Operating profit before income tax, minority interests and extraordinary items but after interest on borrowings, depreciation and amortisation,foreign exchange gain/(loss) and exceptional items	17,630	361,122	(95)	21,410	668,412	(97)
2.(e)	Income derived from associated companies (With separate disclosure of any items included therein which are exceptional because of size & incidence)	12,705	(2,127)	n.m.	0	0	0
2.(f)	Operating profit before income tax	30,335	358,995	(92)	21,410	668,412	(97)
2.(g)	Less income tax (Indicate basis of computation)	(9,770)	(10,175)	(4)	(5,071)	(46,145)	(89)
2.(g)(i)	Operating profit after tax before deducting minority interests	20,565	348,820	(94)	16,339	622,267	(97)
2.(g)(ii)	Less minority interests	(3,729)	105	n.m.	0	0	0
2.(h)	Operating profit after tax attributable to members of the company	16,836	348,925	(95)	16,339	622,267	(97)
2.(i)(i)	Extraordinary items (provide separate disclosure of items)	0	0	0	0	0	0
2.(i)(ii)	Less minority interests	0	0	0	0	0	0
2.(i)(iii)	Extraordinary items attributable to members of the company	0	0	0	0	0	0

		Group			Company		
		S$'000		%	S$'000		%
		30 Jun 2002	30 Jun 2001	Increase/ (Decrease)	30 Jun 2002	30 Jun 2001	Increase/ (Decrease)
2.(i)(iv)	Transfer to/from Exchange Reserve	0	0	0	0	0	0
2.(i)(v)	Transfer to Capital Reserve	0	0	0	0	0	0
2.(i)(vi)	Transfer to Reserve Fund	0	0	0	0	0	0
2.(j)	Operating profit after tax and extraordinary items attributable to members of the company	16,836	348,925	(95)	16,339	622,267	(97)

n.m. - not meaningful

Explanatory Notes:

a) Turnover
Turnover increased by S$10.6 mil or 6% from S$179.5 mil to S$190.1 mil mainly due to a full 6 months contribution of Swissotel following the acquisition of Swissotel Holding AG and its subsidiaries ("Swissotel") in June 2001. This more than offset the turnover of Tincel Properties Pte Ltd ("Tincel Properties") which was deconsolidated as a result of 55% divestment in June 2001. Please see item 7a(i) for more details.

b) Cost of sales
Cost of sales increased from S$56.5 mil to S$92.4 mil as a result of the consolidation of 6 months (compared with 1-month in 2001) of Swissotel costs and changes in the business costs structure as the Group expanded its core hotel business and partially divested its property investment business (Tincel Properties). Compared with property investment, hotel operations have higher cost of sales, particularly in manpower, but lower property and maintenance costs.

c) Gross profit
Gross profit margin was 51% or S$97.8 mil compared with 68% margin or S$123.0 mil as a result of the changes in cost of sales as explained in (b) above and the equity accounting of 45% (compared with 100% consolidation in 2001) of the earnings of Tincel Properties.

d) Other income including interest income
Other income including interest income increased by S$5.9 mil mainly because of higher interest income on loan to associates.

e) Interest on borrowings
Interest on borrowings decreased by S$9.8 mil from S$14.5 mil to S$4.7 mil due to lower market interest rates and lower loan principal as a result of repayment of loans.

f) Foreign exchange gain / (loss)
This related to recorded monetary balances denominated in foreign currencies that were adjusted to reflect the rates at the balance sheet date. The foreign exchange gain of S$0.1 mil was mainly unrealised and due to the strengthening of Australian Dollars against Singapore dollars.

g) Exceptional items
The exceptional items before minority interest of S$16.8 mil (S$12.8 mil after minority interest) consisted of:

i) a S$8.9 mil (S$4.9 mil after minority interest) partial reversal of provision previously made in the accounts for the financial year ended 31 December 2001 in respect of a piece of land in Shanghai. The partial reversal being the difference between the sale consideration and the net carrying value of the land in the book prior to disposal.

The Group divested the land following a review as it was of the view that the development of a hotel at that site in Shanghai was no longer viable as a result of recent shifts in hotel location preferences and competitive developments since 1997 when the land was purchased. However, Shanghai remains an important gateway city for the Group to extend its hotel network and it will continue to seek alternative opportunities in Shanghai.

ii) a S$7.9 mil partial reversal of a provision that was no longer required as a result of a favourable settlement of obligations under a management contract.

h) Income / (loss) derived from associated companies

Income / (loss) derived from associated companies increased to a S$12.7 mil profit mainly due to equity accounting for the 45% results of Tincel Properties following the 55% divestment in June 2001.

		Group Figures	
		Latest period	Previous corresponding period
3.(a)	Operating profit [2(g)(i) above] as a percentage of turnover [1(a) above]	10.80%	194.30%
3.(b)	Operating profit [2(h) above] as a percentage of issued capital and reserves at end of the period	0.90%	17.20%
3.(c)	Earnings per ordinary share for the period based on 2(h) above after deducting any provision for preference dividends:-		
	(i) Based on weighted average number of ordinary shares in issue cts	0.81	16.78
	(ii) On a fully diluted basis	0.81	16.78
	(To disclose the basis used in arriving at the weighted average number of shares for the purposes of (c)(i) above and to provide details of any adjustments made for the purpose of (c)(ii) above)		
3.(d)	Net tangible asset backing per ordinary share based on existing issued share capital as at the end of the period reported on S$	0.87	0.95

3.(e) To provide an analysis of expenses based on their function within the group for the current and previous corresponding period

	Group			Company		
	S$'000		%	S$'000		%
	30 Jun 2002	30 Jun 2001	Increase / (Decrease)	30 Jun 2002	30 Jun 2001	Increase / (Decrease)
Advertising and Promotion	(13,994)	(7,028)	99	0	0	0
General and Administration	(39,135)	(26,477)	48	(3,042)	(2,493)	22

General and Administration	(39,135)	(26,477)	48	(3,042)	(2,493)	22
Property and Maintenance	(24,594)	(26,170)	(6)	0	0	0
	(77,723)	(59,675)	30	(3,042)	(2,493)	22

Note:

i) Both earnings per share and fully diluted earnings per share in item 3(c) above are calculated based on the weighted average number of ordinary shares in issue of 2,080,000,000 (2001 : 2,080,000,000).

ii) Item 3(e) above represented the key operating expenses of the Group. The Group recorded an operating profit of S$30.6 mil (item 2(a)) after deducting these expenses from it's gross profit (item 1(c)). Compared to the accounts in the 2001 annual report, the above Property and Maintenance expenses excluded depreciation and amortisation amounting to S$25.1 mil (30 June 2001 : S$23.7 mil) which was separately disclosed as item 2(b)(ii) above.

iii) Advertising & Promotion expenses and General & Administration expenses were higher than last year as a result of the consolidation of 6 months (compared with 1-month in 2001) of Swissotel costs and changes in business costs structure as the Group expanded its core hotel business and partially divested its property investment business (Tincel Properties). Compared with property investment, hotel operations also had higher operating expenses, particularly in Advertising & Promotion and General & Administration but lower Property and Maintenance expenses. Advertising and Promotion expenses were partly funded by Sales & Marketing fees that were charged to the various hotels.

02-4507

Item 4 is not applicable to interim results

	Group			Company		
	S$'000		%	S$'000		%
	30 Jun 2002	30 Jun 2001	Increase/ (Decrease)	30 Jun 2002	30 Jun 2001	Increase/ (Decrease)
4.(a) Sales reported for first half year						
4.(b) Operating profit [2(g)(i) above] reported for first half year						
4.(c) Sales reported for second half year						
4.(d) Operating profit [2(g)(i) above] reported for second half year						

5.(a) Amount of any adjustment for under or overprovision of tax in respect of prior years

NIL

5.(b) Amount of any pre-acquisition profits

NIL

5.(c) Amount of profits on any sale of investments and/or properties

Item 5c Table

Sale of investments/properties	$Profit/(Loss)
	$0.00

5.(d) Any other comments relating to Paragraph 5

The income tax expense on the results of the Group for the six months ended 30 June 2002 was higher than the amount of income tax determined by applying the Singapore standard rate of income tax to profit before taxation. This was primarily due to tax losses of certain subsidiaries not being available for offset against taxable income of other subsidiaries.

6. Segmental Results

a) Primary Reporting - Business Segments

S$'000 30-Jun-2002	Hotels & Resorts	Related Commercial Investments	Eliminations	Consolidated
Turnover				
External Sales	190,129	-	-	190,129
Inter-Segment Sales	-	-	-	-
	190,129	-	-	190,129
	Hotels & Resorts	**Related Commercial Investments**	**Unallocated**	**Consolidated**
Results				
Earnings Before Interest, Tax, Depreciation and Amortisation (EBITDA)	42,013	10,106	8,009	60,128
Depreciation and Amortisation	(25,096)	-	(16)	(25,112)
Earnings Before Interest and Tax (EBIT)	16,917	10,106	7,993	35,016
Interest Expense	-	-	(4,681)	(4,681)
Profit Before Tax	16,917	10,106	3,312	30,335
Income Tax Expense				(9,770)
Profit After Tax				20,565
Minority Interests				(3,729)
Net Profit After Tax Attributable to Shareholders				16,836
Other Information				
Segment Assets	1,409,059	-	236,732	1,645,791
Associated Companies	373,326	379,616	-	752,942
Consolidated Total Assets	1,782,385	379,616	236,732	2,398,733
Segment Liabilities	110,919	-	325,591	436,510
Capital Expenditure	22,674	-	-	22,674

S$'000 30-Jun-2001	Hotels & Resorts	Related Commercial Investments	Eliminations	Consolidated
Turnover				
External Sales	147,930	31,573	-	179,503
Inter-Segment Sales	1,408	-	(1,408)	-
	149,338	31,573	(1,408)	179,503

	Hotels & Resorts	Related Commercial Investments	Unallocated	Consolidated
Results				
Earnings Before Interest, Tax, Depreciation and Amortisation (EBITDA)	189,845	205,216	2,098	397,159
Depreciation and Amortisation	(23,443)	(214)	(12)	(23,669)
Earnings Before Interest and Tax (EBIT)	166,402	205,002	2,086	373,490
Interest Expense	-	-	(14,495)	(14,495)
Profit Before Tax	166,402	205,002	(12,409)	358,995
Income Tax Expense				(10,175)
Profit After Tax				348,820
Minority Interests				105
Net Profit After Tax Attributable to Shareholders				348,925
Other Information				
Segment Assets	1,464,760	-	583,988	2,048,748
Associated Companies	428,544	395,160	-	823,704
Consolidated Total Assets	1,893,304	395,160	583,988	2,872,452
Segment Liabilities	159,466	-	559,878	719,344
Capital Expenditure *	307,896	-	-	307,896

* The 30 June 2001 figure included S$296,395,000 of property, plant and equipment acquired along with the acquisition of Swissotel.

82-4507

b) Secondary Reporting - Geographical Segments

	30 Jun 2002	30 Jun 2001
	S$'000	S$'000
Turnover		
Asia-Pacific	67,969	129,791
Europe	103,044	35,367
Americas	19,116	14,345
	190,129	179,503
EBITDA		
Asia-Pacific	34,810	387,743
Europe	16,460	7,321
Americas	8,858	2,095
	60,128	397,159
EBIT		
Asia-Pacific	22,462	369,816
Europe	5,484	3,106
Americas	7,070	568
	35,016	373,490
Total Assets		
Asia-Pacific	1,624,542	1,938,288
Europe	655,262	808,100
Americas	118,929	126,064
	2,398,733	2,872,452
Capital Expenditure *		
Asia-Pacific	5,101	6,306
Europe	16,735	300,488
Americas	838	1,102
	22,674	307,896

* The 30 June 2001 figure included S$296,395,000 of property, plant and equipment acquired along with the acquisition of Swissotel.

82-4507

7.(a) Review of the performance of the company and its principal subsidiaries

Economic growth had continued to be sluggish in the second quarter of 2002 across the markets the Group operated in. As a result, operating conditions in the global lodging industry continued to be challenging in the first half of 2002 as anticipated.

The Group delivered a set of operating results which were reflective of the market conditions. Overall, the Group continued to improve its performance in the second quarter of 2002 by achieving a global revenue per available room ("RevPAR") of S$153. This represented a 18% increase over the first quarter of 2002; and in line with industry, a 9% decrease compared to the second quarter of 2001.

(i) Turnover

	2nd Quarter		6 months ended			
S$' mil	Q2 2002	Q2 2001	30 Jun 2002	30 Jun 2001	Change	%
Hotels & Resorts	98.3	75.6	190.1	147.9	42.2	29%
Related Commercial Investment	-	14.5	-	31.6	(31.6)	n.m.
Total Turnover	**98.3**	**90.1**	**190.1**	**179.5**	**10.6**	**6%**

For the 2nd Quarter (2Q) 2002, the Group achieved an overall turnover of S$98.3 mil, an increase of 9% over the same period last year. Turnover in the Hotels and Resorts segment rose 30% as a result of the consolidation of full 3 month revenue this year following the acquisition of Swissotel in June 2001. This more than offset the deconsolidation of all the turnover from the Related Commercial Investment segment following the 55% divestment of Tincel Properties (which owns Raffles City) in June 2001.

For the six months ended 30 June 2002, the turnover for the Group grew 6% to S$190.1 mil.

82-4507

(ii) Profitability

S$' mil	2nd Quarter Q2 2002	Q2 2001	6 months ended 30 Jun 2002	30 Jun 2001	Change	%
Hotels & Resorts	23.0	167.0	42.0	189.9	(147.9)	(78%)
Related Commercial Investment	5.2	191.7	10.1	205.2	(195.1)	(95%)
Unallocated	4.1	1.7	8.0	2.1	5.9	281%
Earnings before interest, tax, depreciation & amortisation (EBITDA)	**32.3**	**360.4**	**60.1**	**397.2**	**(337.1)**	**(85%)**
Operating Profit before tax, minority interests, and extraordinary items, but after interest on borrowings, depreciation & amortisation, foreign exchange gain / (loss) and exceptional items	**11.3**	**341.7**	**17.6**	**361.1**	**(343.5)**	**(95%)**
Profit after tax and extraordinary items attributable to shareholders	**12.5**	**338.2**	**16.8**	**348.9**	**(332.1)**	**(95%)**
Basic Earnings Per Share (cents)	0.60	16.26	0.81	16.78	(15.97)	(95%)

For 2Q 2002, the Hotels and Resorts Segment recorded EBITDA of S$23.0 mil compared with S$167.0 mil over the same period (2Q 2001) last year. The EBITDA for 2Q 2002 included exceptional items of S$7.9 mil while that of 2Q 2001 included exceptional items of S$153.2 mil. Excluding these exceptional items, the operational EBITDA increased from S$13.8 mil to S$15.1 mil mainly due to the inclusion of the 3 months results of Swissotel in 2Q 2002. For the Related Commercial Investment segment, EBITDA contribution was S$5.2 mil in 2Q 2002. The decline compared with 2Q 2001 was because the Group equity accounted for 45% instead of consolidating 100% earnings from Tincel Properties and the S$178.2 mil exceptional gain in 2Q 2001 EBITDA arising from the Tincel Properties divestment in June 2001. If the exceptional gain was excluded, the operating performance of the Related Commercial Investment segment remained fairly constant over the two periods.

For the six months ended 30 June 2002, the Hotels and Resorts segment recorded lower EBITDA compared with the same period last year as a result of the significant exceptional gain in 2001 and a very weak first quarter in 2002 when the global hotel industry was still severely impacted by the 911 incident. In addition, not all the funds from the Tincel Properties divestment had been fully reinvested to generate replacement income as the Group continues to source for investment opportunities that meet our financial and business objectives. For the same period, EBITDA contributions from the Related Commercial Investment segment also declined as a result of the 55% Tincel Properties divestment and the exceptional gain recorded in 2001.

Overall, profit after tax attributable to shareholders for the six months ended 30 June 2002 was S$16.8 mil and net earnings per share was 0.81 cent. In addition to operating performance, this included exceptional items arising from a S$4.9 mil partial reversal of provision in respect of a piece of land that was no longer suitable for hotel development and a S$7.9 mil partial reversal of a provision that was no longer required as a result of a favourable settlement of obligations under a management contract.

(iii) Review of Operational Performance

The Group regularly collects performance data through informal census and industry databases for the purpose of reviewing the performance of its hotels against their competitive sets.

Asia-Pacific
The Group managed 10 hotels in the Asia-Pacific region, of which five were wholly or majority-owned. Overall, the region achieved a RevPAR of S$96 in the first half of 2002.

In Singapore, operating conditions remained challenging as a result of the slowdown in visitor arrivals from some markets. Despite a drop in occupancy rates, Raffles Hotel retained its premier position in Singapore in terms of RevPAR. The Raffles City hotels (Swissotel The Stamford and Raffles The Plaza) and Swissotel Merchant Court achieved RevPAR performance in line with the industry average and its competitve set respectively. The performance of Tincel Properties remained fairly constant in the period under review.

In Cambodia, both Raffles Grand Hotel d'Angkor and Raffles Hotel Le Royal remained strong market leaders, maintaining RevPAR premiums of more than 50% over their competitive sets.

Merchant Court Hotel, Sydney experienced improvement in RevPAR while Merchant Court Hotel, Bangkok maintained its RevPAR despite launching a 50% increase in room count into the market.

In China, Swissotel Dalian maintained its lead position within its competitive set and Swissotel Beijing improved its RevPAR.

Europe (including Middle East)
The Group managed 14 hotels in this region, of which six were wholly or majority-owned and two were leased properties. Overall, the region turned in a RevPAR of S$147 in the first half of 2002.

In London, Raffles Brown's Hotel and Swissotel The Howard registered RevPARs that were in line with their industry averages.

Raffles Hotel Vier Jahreszeiten in Hamburg and Swissotel Dusseldorf/Neuss led their competitive sets with RevPAR premiums. Swissotel Amsterdam turned in a good performance, with a RevPAR premium above its competitive set average.

In Switzerland, Le Montreux Palace and Swissotel Zurich maintained their lead while Swissotel Basel and Swissotel Geneva maintained their positions within their respective competitive sets.

Swissotel Istanbul maintained its lead with an increased RevPAR premium over its competitive set.

The Americas
The Group managed 8 hotels in the Americas, of which one was wholly-owned. Overall, the region achieved a RevPAR of S$207 in the first half of 2002.

Raffles L'Ermitage in Los Angeles continued to maintain its RevPAR premium compared to its competitive set of luxury hotels. Swissotel New York and Swissotel Boston performed better than their competitive sets in RevPAR terms. While still trading at a RevPAR discount to their competitive sets, Swissotel Chicago and Swissotel Atlanta nevertheless improved their performance in the second quarter and narrowed their RevPAR gap against their respective competitive sets.

In South America, Swissotel Quito and Swissotel Lima continued to maintain their RevPAR premiums within their respective competitive sets.

(iv) Net Tangible Assets

The Net Tangible Asset backing as at 30 June 2002 is S$1,815.5 mil as compared to S$1,856.3 mil as at 31 March 2002. The decrease was mainly due to dividend payment to shareholders of S$64.9 mil which was partially offsetted by the net profit of S$12.5 mil for the quarter and balance sheet translation exchange gain on our foreign assets of S$10.8 mil.

7.(b) Where a forecast, or a prospect statement, has been previously disclosed to shareholders, the issuer must explain any variance between the forecast or prospect statement and the actual results

In its Q1 2002 results announcement, the Group stated that it expected to be profitable for the whole year although the overall profitability is expected to be significantly lower than that of 2001, which included a substantial gain from the partial divestment of Tincel Properties. The current announced results are in line with the prospect statement previously disclosed to the public.

7.(c) A statement by the Directors of the Company whether any item or event of a material or unusual nature, which would have affected materially the results of operations of the Group and Company, has occurred between the date to which the report refers and the date on which the report is issued. If none, to give a negative statement.

In the opinion of the Directors, no item or event of a material or unusual nature has occurred between 30 June 2002 and the date of this report which would materially affect the results of the operations of the Group and of the Company for the financial year ended 30 June 2002.

8. A commentary at the date of this announcement of the competitive conditions of the industry in which the group operates and any known factors or events that may affect the group in the next reporting period

While there were nascent signs of economic growth, there is currently a general lack of clarity in the timing and strength of a global economic recovery. According to International Air Travel Association, total air passenger traffic is projected to contract by 0.5% in 2002 over 2001. This is on top of the 4.6% contraction in 2001. Market conditions for the global lodging industry are therefore expected to remain challenging for the rest of 2002 and any meaningful rebound in the industry is unlikely until 2003.

Going forward, the Group will continue to drive top-line growth with strategic sales and marketing initiatives to increase business in the transient and group leisure, corporate travel and meetings and conferences segments. These initiatives include the development of new global key corporate accounts and marketing agreements with consortia and mega agencies; meetings and conference programs such as "Book It, Bank It", and seasonal promotions such as summer packages. In addition, the Group will further leverage on the internet as a distribution channel with the launch of its new website (www.raffles.com) at the end of July 2002.

The Group will continue to drive synergies afforded by the expanded portfolio and tightly manage its operating costs by careful monitoring and controlling of all key expenses. Cost-containment programmes including hiring freeze, work redesign for job enlargement and re-negotiation with contractors and suppliers will continue to be implemented. New initiatives on food and beverage costs and credit card commissions have also been introduced to rationalise operating costs.

Although the Group expects operating performance to be weak for the rest of 2002 in line with a challenging industry outlook, operating performance for Q3 2002 and the whole of 2002 are

expected to improve over the corresponding periods in 2001. The Group is expected to be profitable for the whole year although the overall profitability is expected to be significantly lower than that of 2001, which included a significant exceptional gain from the partial divestment of Tincel Properties (Private) Limited.

9. Dividend

(a) Any dividend declared for the present financial period? None

(b) Any dividend declared for the previous corresponding period? None

(c) Total Annual Dividend (if applicable)

	Latest Year ()	Previous Year ()
Ordinary		
Preference	0	0
Total:		

(d) Date payable

NIL

(e) Books closure date

NIL

(f) Any other comments relating to Paragraph 9

NIL

10.(a) Balance sheet

S$'000	Group		Company	
	30 Jun 2002	31 Mar 2002	30 Jun 2002	31 Mar 2002
Investment Property	107,000	107,000	-	-
Goodwill	42,009	43,221	-	-
Property, plant and equipment	1,130,502	1,110,273	26	28
Subsidiaries	-	-	1,135,454	1,128,410
Associated Companies	752,942	759,138	371,441	371,441
Other Non-Current Assets	44,852	44,863	233	355
Cash and Cash Equivalents	94,539	178,334	66,618	152,184
Trade Receivables	30,406	30,072	-	-
Short-Term Investments	152,570	125,541	152,000	125,000
Inventories	10,357	10,790	-	-
Other Current Assets	33,556	30,287	21,052	18,093
Current Assets	321,428	375,024	239,670	295,277
Trade and Other Payables	(104,699)	(115,200)	(3,526)	(2,824)
Provision for Income Tax	(17,888)	(18,536)	(7,035)	(7,671)
Borrowings	(101,533)	(155,723)	-	-
Provisions	(5,729)	(6,271)	(4,997)	(6,271)
Current Liabilities	(229,849)	(295,730)	(15,558)	(16,766)
Net Current Assets	91,579	79,294	224,112	278,511
Long-term Loans	(155,234)	(93,764)	-	-
Other Non-Current Liabilities	(51,427)	(48,495)	(22,453)	(22,377)
	1,962,223	2,001,530	1,708,813	1,756,368
Share Capital	1,040,000	1,040,000	1,040,000	1,040,000
Reserves	817,556	859,530	668,813	716,368
	1,857,556	1,899,530	1,708,813	1,756,368
Minority Interests	104,667	102,000	-	-
	1,962,223	2,001,530	1,708,813	1,756,368

02-4507

10.(b) Cash flow statement

S$'000	Group	
	30 Jun 2002	30 Jun 2001
NET CASH GENERATED FROM OPERATING ACTIVITIES	14,292	55,400
Cash flows from investing activities		
Dividends received	12,235	375
Payment of income support	(1,274)	-
Proceeds from divestment of subsidiaries	333	901,406
Purchase of fixed assets and other assets	(19,148)	(11,213)
Purchase of business and subsidiaries	(4,559)	(252,899)
Purchase of short-term investments	(83,768)	-
Payment of settlement of an obligation under a management contract	(4,745)	-
NET CASH (USED) IN / FROM INVESTING ACTIVITIES	(100,926)	637,669
Cash flows from financing activities		
Dividends paid	(64,896)	(31,408)
Interest received	8,372	785
Interest paid	(5,448)	(16,825)
Repayment of term loans	(3,000)	(50,784)
Net proceeds from issue of ordinary shares or units to minority shareholders	-	400
NET CASH USED IN FINANCING ACTIVITIES	(64,972)	(97,832)
Net (decrease) / increase in cash and cash equivalents held	(151,606)	595,237
Cash and cash equivalents at the beginning of the financial period	240,081	14,643
Cash and cash equivalents at end of the financial period	88,475	609,880

02-4507

10.(c) Statement of changes in equity

S$'000	Share Capital	Share premium	Investment Revaluation Reserve	Exchange Fluctuation and Other Reserves	Retained Profits	Total
Balance as at 1 January 2002						
- as previously reported	1,040,000	105,152	276,361	(61,239)	557,008	1,917,282
- effect of adopting SAS 12	-	-	-	-	(15,016)	(15,016)
- as restated	1,040,000	105,152	276,361	(61,239)	541,992	1,902,266
Net currency translation adjustment	-	-	-	3,350	-	3,350
Net gains not recognised in income statement	-	-	-	3,350	-	3,350
Net profit after tax	-	-	-	-	16,836	16,836
Total recognised gains and losses for the financial period	-	-	-	3,350	16,836	20,186
Dividend for 2002	-	-	-	-	(64,896)	(64,896)
Balance as at 30 June 2002	1,040,000	105,152	276,361	(57,889)	493,932	1,857,556
Balance as at 1 January 2001						
- as previously reported	1,040,000	105,152	708,577	(81,314)	354,549	2,126,964
- effect of adopting SAS 12	-	-	-	-	(34,770)	(34,770)
- as restated	1,040,000	105,152	708,577	(81,314)	319,779	2,092,194
Adjustment to goodwill taken to reserves in the prior year	-	-	-	-	2,949	2,949
Revaluation surplus on investment properties	-	-	3,290	-	-	3,290
Net currency translation adjustment	-	-	-	(5,001)	-	(5,001)
Transfer to income statement on disposal of subsidiary	-	-	(381,485)	-	-	(381,485)
Net (losses)/gains not recognised in income statement	-	-	(378,195)	(5,001)	2,949	(380,247)
Net profit after tax	-	-	-	-	348,925	348,925
Total recognised gains and losses for the financial period	-	-	(378,195)	(5,001)	351,874	(31,322)
Dividend for 2001	-	-	-		(31,408)	(31,408)
Balance as at 30 June 2001	1,040,000	105,152	330,382	(86,315)	640,245	2,029,464

10.(d) Explanatory notes that are material to an understanding of the information provided in 10.(a), (b) and (c) above

Balance Sheet

(i) Cash and cash equivalents / Short-term investments
Cash and cash equivalents reduced from S$178.3 mil to S$94.5 mil due mainly to payment of dividends to shareholders and purchase of short-term investments for yield enhancement. This resulted in short-term investments increasing from S$125.5 mil to S$152.6 mil.

(ii) Borrowings / Long-term loans
The Group borrowings repayable in one year or less, or on demand reduced from S$155.7 mil to S$101.5 mil while the Group's borrowings repayable after one year increased from S$93.8 mil to S$155.2 mil. This was mainly due to the refinancing of certain loans on longer tenors to capitalise on the current low interest rate environment and to improve the match between the sources & applications of funds.

Cash Flow Statement

(i) Net cash outflow for the period ended 30 June 2002 was about S$152 mil mainly due to :
(a) payment of dividends to shareholders of S$65 mil.
(b) purchase of short-term investments which were readily convertible to cash of S$84 mil.
In the corresponding period last year, the positive net cash inflow was mainly due to the proceeds from the divestment of Tincel Properties partially offsetted by the acquisition of Swissotel and the repayment of loans.

Statement of Changes in Equity

(i) Exchange Fluctuation and other reserves increased by S$3.4 mil mainly due to exchange gain on the monetary assets of the foreign subsidiaries resulted from the strengthening of Australian Dollars, Swiss Franc and Euro Dollars against Singapore dollars partially offset by the weakening of US Dollars against Singapore Dollars.

11. Details of any changes in the company's issued share capital

There have been no changes to the issued share capital of the Company since 31 March 2002.

Under the Raffles Holdings Share Option Plan, no new options were granted since 31 March 2002.

No shares of the Company were issued during the financial year by virtue of the exercise of Options to take up unissued ordinary shares of the Company. As at 30 June 2002, there were 9,581,100 unissued ordinary shares of S$0.50 each of the Company under Options under the aforesaid Plan.

12. The group's borrowings and debt securities as at the end of the financial period reported on, and comparative figures as at the end of the most recently announced financial statements

(a) Amount repayable in one year or less, or on demand

As at 30/06/2002		As at 31/03/2002	
Secured	Unsecured	Secured	Unsecured

63,218,000	38,315,000	76,972,000	78,751,000

(b) Amount repayable after one year

As at 30/06/2002		As at 31/03/2002	
Secured	Unsecured	Secured	Unsecured
100,234,000	55,000,000	78,764,000	15,000,000

(c) Any other comments relating to Paragraph 12

The Group borrowings repayable in one year or less, or on demand reduced from S$155.7 mil to S$101.5 mil while the Group's borrowings repayable after one year increased from S$93.8 mil to S$155.2 mil. This was mainly due to the refinancing of certain loans on longer tenors to capitalise on the current low interest rate environment and to improve the match between the sources & applications of funds.

13. A statement that the same accounting polices and methods of computation are followed in the financial statements as compared with the most recent audited annual financial statements. Where there have been any changes or departure from the accounting policies and methods of computation, including those required by an accounting standard, this should be disclosed together with the reasons for the change and the effect of the change

The comparative figures for the previous financial period have been adjusted or extended to take into account the requirements of the revised Singapore Statements of Accounting Standard 12 (SAS 12 (2001)) on Income Taxes which the Group implemented in 2002.

The net effect of the adoption of the revised standard on the net profit, the opening revenue reserve and the net tangible asset was as follows:

S$'mil	Increase/(Decrease)	
	Group	Company
Net profit for the period ended 30 June 2001	18.9	-
Opening revenue reserve at 1 January 2001	(34.8)	-
Opening revenue reserve at 1 January 2002	(15.0)	-
Net tangible asset as at 31 December 2001	(30.4)	

BY ORDER OF THE BOARD

Emily Chin
Company Secretary
19 July 2002

MASNET No. 17 OF 19.07.2002
Announcement No. 17


Raffles
HOLDINGS

RAFFLES HOLDINGS LIMITED

Press Release on Financial Statements for the six months ended 30 June 2002

RAFFLES HOLDINGS ACHIEVED NET PROFIT OF S$16.8 MILLION AFTER EXCEPTIONAL ITEM

FINANCIAL HIGHLIGHTS For the six months ended 30 June		
	1H2002	1H2001
Turnover (S$ million)	190.1	179.5
Earnings before interest, taxes, depreciation and amortisation (EBITDA) (S$ million)	60.1	397.2
Profit attributable to shareholders (S$ million)	16.8*	348.9*
Earnings per share (cents)	0.81	16.78

* : Figures included exceptional items amounting to S$12.8 million and S$329.7 million in 1H2002 and 1H2001 respectively.

- **GLOBAL OPERATING CONDITIONS REMAINED CHALLENGING**

- Operating conditions in the global lodging industry continued to be challenging in the first half of 2002. The Group delivered a set of operating results which were reflective of the market conditions.

- Operating performance in 2Q2002 improved over 1Q2002.

- **IMPROVEMENT IN REVPAR OVER THE PRECEDING QUARTER**

- Many of the Group's hotels improved or maintained their performance compared to their competitors.

- The Group achieved an overall revenue per available room (RevPAR) of S$153:

  - 18% increase compared with the first quarter of 2002
  - 9% drop compared with the second quarter of 2001, in line with industry

- **GLOBAL HOTEL INDUSTRY CONDITIONS EXPECTED TO REMAIN CHALLENGING IN 2002**

"Operating conditions are expected to remain challenging for the rest of the year. Nonetheless, the Group will continue to drive top-line growth with strategic sales and marketing initiatives, drive synergies afforded by the expanded portfolio, and tightly manage operating costs."
Richard C. Helfer, President & CEO, Raffles Holdings Limited

For 2002, the industry expects operating conditions to remain soft and any meaningful rebound is unlikely until 2003. However, going forward, the Group's strong balance sheet positions it well to seize business opportunities as they arise and to ride the upturn in the industry."
Cheng Wai Keung, Chairman, Raffles Holdings Limited

****

CORPORATE INFORMATION

Raffles Holdings Limited*(RHLT.SI ; www.rafflesholdings.com)* is a leading hotel chain headquartered in the Asia-Pacific. Raffles International Limited, the hotel management subsidiary of Raffles Holdings, manages hotels and resorts under the *Raffles*, *Swissotel* and*Merchant Court* brands in major destinations around the globe.

Raffles International, formed in 1989, is a name well respected in the industry for its standards of quality, award winning concepts and innovative approach towards hotel management.

Raffles International's hotels and resorts are marketed under a two-tiered brand structure. The *Raffles* brand hotels distinguish themselves by the highest standards of products and services available in major cities on an international level. The *Swissotel* and*Merchant Court* hotels offer quality accommodation and the full range of modern facilities and amenities expected by today's discerning traveller, with an emphasis on quality and comfort. Many hotels in the Raffles International portfolio have been voted top hotels in the world.

Raffles Holdings is a subsidiary of CapitaLand Limited. Both companies are listed on the Singapore Stock Exchange.

For more information, please contact:
Ng Mun Yee
Director, Investor Relations
Raffles Holdings Limited
Tel: (65) 6430 1357
Fax: (65) 6339 2912
E-mail: ng.munyee@raffles.com

Submitted by Emily Chin, Company Secretary on 19/07/2002 to the SGX



CapitaLand Limited
168 Robinson Road #30-01 Capital Tower Singapore 068912
Tel: 65 6823 3200 Fax: 65 6820 2202 Website: www.capitaland.com

NEWS RELEASE BY CAPITALAND'S SUBSIDIARY, THE ASCOTT GROUP LIMITED – "ASCOTT LAUNCHES ITS FIRST SERVICED RESIDENCE IN JAPAN"

CapitaLand Limited's subsidiary, The Ascott Group Limited ("Ascott"), has today issued a news release on the above matter. Attached Ascott's news release is for information.

Lim Mei Yi
Company Secretary
22 July 2002

s: ses/sgx-annc/ascot/japan - CL annc.doc
22 Jul 2002
JLMS/june

"The properties provide the strategic platform for our expansion in Japan. We see increased demand for serviced residences and other expatriate housing as Japan adopts policies that open its economy and attract foreign investors," said Mr Kee.

"As there is limited supply of four and five-star serviced residences in Tokyo, we have the opportunity to redefine the product and achieve market impact quickly."

He added that Ascott will reposition the Japanese properties for the wider international market.

"We will provide the residences with immediate access to our global customer base and sales network. As Somerset residences, they will leverage the strength of our market-leading brands in the Asia Pacific," said Mr Kee.

Somerset Roppongi comprises studio to two-bedroom apartments. Its entrance, reception, and lobby are being renovated, and its apartments will be progressively upgraded to Somerset standards. The residence's staff are being trained on Ascott's operational and service delivery systems.

About The Ascott Group Residences in Japan

A. Serviced Residences

Somerset Roppongi --- 64 units, Roppongi, Tokyo

Located in the trendy and cosmopolitan Roppongi district, the residence is close to restaurants, embassies and entertainment spots. The nearest subway station, Roppongi, is a five-minute walk away. Units range from studio to two-bedroom apartments.

Somerset Higashi-Azabu (opening Q1, 2003) --- 79 units, Higashi-Azabu, Tokyo

Located in Minato ward which is favoured by Tokyo's expatriate community, the residence is close to embassies and restaurants. Its facilities include a gym, swimming pool and residents' lounge. Units range from studio to one-bedroom apartments.

B. Corporate Leasing – 155 Units

Green Park Akasaka, Tokyo

Komazawa Garden House, Tokyo

Nakameguro Residence, Tokyo


THE
ASCOTT
GROUP

THE ASCOTT GROUP LIMITED
N° 8 Shenton Way
#13-01 Temasek Tower
Singapore 068811

Telephone
(65) 6 220 8222

Facsimile
(65) 6 227 2220

Website
www.the-ascott.com

A member of CapitaLand

July 22, 2002
For Immediate Release
Contact:
Ida Lim (65) 6586 7230
Tay Cheng Cheng (65) 6586 7231

News Release

Ascott Launches Its First Serviced Residence In Japan

The Ascott Group, a leading international serviced residence company, has opened its first serviced residence in Japan - Somerset Roppongi, Tokyo.

Located in Tokyo's central business district, the 64-unit residence is a five-minute walk from Roppongi subway station on the Hibiya and Oedo Line.

The group will also open the 79-unit Somerset Higashi-Azabu in the first quarter next year. Located in the prestigious Higashi-Azabu district in Minato ward, the residence is close to embassies and restaurants.

Ascott will also assist in the management of 155 apartments in central Tokyo for corporate leasing.

The group secured the management contracts for the residences following its joint venture with Mitsubishi Estate Co Ltd, one of Japan's largest real estate conglomerates.

The Asia Pacific's largest serviced residence chain, The Ascott Group has more than 8,000 apartments in 20 cities in 11 countries across Asia, Australasia and the UK.

Ascott's CEO, Mr Kee Teck Koon, said that the group's entry into Japan is part of its strategy to become a leading serviced residence operator in gateway cities in North Asia, completing its market dominance in the Asia Pacific.

SINGAPORE
AUCKLAND
BANGKOK
BEIJING
GLASGOW
HANOI
HO CHI MINH CITY
HOBART
JAKARTA
KUALA LUMPUR
KUCHING
LONDON
MANCHESTER
MANILA
MELBOURNE
SHANGHAI
SURABAYA
SYDNEY
TIANJIN
TOKYO

- more -

"The properties provide the strategic platform for our expansion in Japan. We see increased demand for serviced residences and other expatriate housing as Japan adopts policies that open its economy and attract foreign investors," said Mr Kee.

"As there is limited supply of four and five-star serviced residences in Tokyo, we have the opportunity to redefine the product and achieve market impact quickly."

He added that Ascott will reposition the Japanese properties for the wider international market.

"We will provide the residences with immediate access to our global customer base and sales network. As Somerset residences, they will leverage the strength of our market-leading brands in the Asia Pacific," said Mr Kee.

Somerset Roppongi comprises studio to two-bedroom apartments. Its entrance, reception, and lobby are being renovated, and its apartments will be progressively upgraded to Somerset standards. The residence's staff are being trained on Ascott's operational and service delivery systems.

About The Ascott Group Residences in Japan

A. Serviced Residences

Somerset Roppongi --- 64 units, Roppongi, Tokyo

Located in the trendy and cosmopolitan Roppongi district, the residence is close to restaurants, embassies and entertainment spots. The nearest subway station, Roppongi, is a five-minute walk away. Units range from studio to two-bedroom apartments.

Somerset Higashi-Azabu (opening Q1, 2003) --- 79 units, Higashi-Azabu, Tokyo

Located in Minato ward which is favoured by Tokyo's expatriate community, the residence is close to embassies and restaurants. Its facilities include a gym, swimming pool and residents' lounge. Units range from studio to one-bedroom apartments.

B. Corporate Leasing – 155 Units

Green Park Akasaka, Tokyo
Komazawa Garden House, Tokyo
Nakameguro Residence, Tokyo

About Mitsubishi Estate Co. Ltd

Mitsubishi Estate is one of Japan's largest real estate conglomerates, with US$20.5 billion (S$36.8 billion) in assets, mainly in Tokyo. The group's businesses include property leasing and management, residential development and sales, architectural design, real estate brokerage, hotel and leisure operations. Mitsubishi Estate has overseas operations in the US and UK.

About The Ascott Group

The Ascott Group is a leading international serviced residence company. It manages a portfolio of over 8,000 serviced residence units in 20 cities in 11 countries across Asia, Australasia and the United Kingdom.

In its drive for international leadership in the serviced residence industry, the Group today commands pole positions in many gateway cities such as Singapore, London, Beijing, Shanghai, Jakarta, Hanoi, Ho Chi Minh City, Sydney and Melbourne.

The Ascott Group pioneered the Asia Pacific's first branded luxury serviced residence in 1984. Today, it boasts an 18-year industry track record and serviced residence brands that are market leaders in the Asia Pacific.

The Group's luxury The Ascott brand projects an elegant lifestyle appealing to top executives. The Somerset brand offers stylish, contemporary living for senior to upper management executives.

Headquartered in Singapore, The Ascott Group's shares trade as 'Ascott' on the Singapore Exchange. It is the serviced residence arm of CapitaLand Limited, Southeast Asia's largest listed property company.

Issued by : **The Ascott Group Limited** Website: www.the-ascott.com
8 Shenton Way, #13-01 Temasek Tower, Singapore 068811

Date : July 22, 2002

For more information, please contact:
Ida Lim, Vice President, Investor Relations & Corporate Communications
Tel: (65) 6586 7230 Hp: (65) 9628-8339 Fax: (65) 6586 7202
Email: ida.lim@the-ascott.com

Tay Cheng Cheng, Assistant Manager
Tel: (65) 6586 7231 Hp: (65) 9010 0627 Fax: (65) 6586 7202
Email: tay.chengcheng@the-ascott.com

- End -



CapitaLand Limited
168 Robinson Road #30-01 Capital Tower Singapore 068912
Tel: 65 6823 3200 Fax: 65 6820 2202 Website: www.capitaland.com

ANNOUNCEMENT BY CAPITALAND'S SUBSIDIARY, HIND HOTELS INTERNATIONAL LIMITED – "VOLUNTARY UNCONDITIONAL CASH OFFER BY THE DEVELOPMENT BANK OF SINGAPORE LTD FOR AND ON BEHALF OF LEONIE COURT PTE LTD"

CapitaLand Limited's subsidiary, Hind Hotels International Limited ("Hind"), has today issued an announcement on the above matter. Attached Hind's announcement is for information.

Lim Mei Yi
Company Secretary
23 July 2002

s: ses/sgx-annc/hind/hind – CL annc.doc
23 Jul 2002
JLMS/june

HIND HOTELS INTERNATIONAL LIMITED

VOLUNTARY UNCONDITIONAL CASH OFFER BY THE DEVELOPMENT BANK OF SINGAPORE LTD FOR AND ON BEHALF OF LEONIE COURT PTE LTD

All capitalised terms used and not defined in this announcement shall have the meanings given to them in the circular dated 10 July 2002 issued by Hind Hotels International Limited ("Hind Hotels" or the "Company") in relation to the above captioned matter.

The Board of Directors of the Company wishes to inform shareholders of the Company ("Shareholders") that The Development Bank of Singapore Ltd ("DBS Bank"), for and on behalf of Leonie Court Pte Ltd (the "Offeror"), a wholly-owned subsidiary of CapitaLand Limited, has on 22 July 2002 announced, in respect of the voluntary unconditional cash offer ("Offer") by DBS Bank for and on behalf of the Offeror for all the issued ordinary shares of S$1.00 each in the capital of the Company ("Shares") other than those already owned by the Offeror ("Offer Shares"), that the Offeror had on 22 July 2002 given notice (Form 57) in the prescribed manner pursuant to Section 215(1) of the Companies Act, Chapter 50 of Singapore (the "Companies Act"), together with a cover letter, to the Shareholders who had not accepted the Offer as at 17 July 2002.

Shareholders are advised to read carefully DBS Bank's announcement on 22 July 2002, a copy of which is available on the website of the Singapore Exchange Securities Trading Limited at www.sgx.com.

Compulsory Acquisition

On 17 July 2002, DBS Bank had announced, for and on behalf of the Offeror, that the Offeror had received, pursuant to the Offer by the Offeror for Hind Hotels, valid acceptances in respect of 63,017,748 Shares which represented approximately 95.48 per cent. of the issued share capital of Hind Hotels. The closing date (the "Closing Date") of the Offer is 3.30 p.m. on 31 July 2002.

As the Offeror had received acceptances of the Offer representing not less than 90 per cent. of the Shares (other than those already held by the Offeror, its subsidiaries or nominees as of the date of the Offer), the Offeror is entitled to exercise its right of compulsory acquisition under Section 215(1) of the Companies Act. In the offer document dated 24 June 2002 (the "Offer Document"), the Offeror had stated its intention to exercise such rights in the event that it is entitled to do so.

DBS Bank announced that the Offeror had on 22 July 2002, given notice (Form 57) in the prescribed manner pursuant to Section 215(1) of the Companies Act, together with a cover letter (the "Letter"), to the Shareholders who had not accepted the Offer as at 17 July 2002. The Offeror will proceed to acquire the Shares of such Shareholders at a consideration of S$1.75 in cash for each Share if such Shareholders have not accepted the Offer by the Closing Date (the "Dissenting Shareholders"). A copy of the Letter and Form 57 are available on the website of the Singapore Exchange at www.sgx.com.

DBS Bank further announced that the Offeror intends to exercise its right of

compulsory acquisition to acquire the Shares on 23 August 2002 ("Transfer Date"), being after one month from the date of DBS Bank's announcement, subject to and on the terms set out in Form 57.

In the event that the Offeror exercises its right of compulsory acquisition on the Transfer Date, the Offeror shall pay to Hind Hotels, a sum representing the price payable for the Shares that it is acquiring from the Dissenting Shareholders. The consideration will be credited by Hind Hotels into a separate bank account and held on trust for the Dissenting Shareholders. Upon payment of the consideration to Hind Hotels, Hind Hotels will register the Offeror as the holder of the Shares. As soon as practicable after the Transfer Date, **and in any event within three working days of the Transfer Date,** Hind Hotels will despatch the remittance in the form of cheques for the appropriate amount of the consideration payable in respect of the Shares of the Dissenting Shareholders to such Dissenting Shareholders by ordinary post at their own risk to the addresses appearing in the records of The Central Depository (Pte) Limited and/or Lim Associates (Pte) Ltd.

Close of the Offer

DBS Bank also announced that the Offer remains open for acceptance until the Closing Date, being 3.30 p.m. on 31 July 2002. Shareholders who wish to accept the Offer but have not done so should complete, sign and forward their relevant acceptance form and all other relevant documents as soon as possible so as to reach the Offeror not later than 3.30 p.m. on 31 July 2002.

Responsibility Statement

The Directors of the Company (including those who have delegated detailed supervision of this announcement) have taken all reasonable care to ensure that the facts stated in this announcement and all opinions expressed herein are fair and accurate and no material facts have been omitted and they jointly and severally accept responsibility accordingly. Where information relating to the Offer, the Offeror and parties acting in concert with the Offeror has been extracted from DBS Bank's announcement dated 22 July 2002, the sole responsibility of the Directors has been to ensure that such information has been accurately extracted from it.

By Order of the Board

Lim Mei Yi
Company Secretary

23 July 2002

Submitted by Lim Mei Yi, Company Secretary on 23/07/2002 to the SGX



CapitaLand Limited
168 Robinson Road #30-01 Capital Tower Singapore 068912
Tel: 65 6823 3200 Fax: 65 6820 2202 Website: www.capitaland.com

ANNOUNCEMENT ISSUED BY THE DEVELOPMENT BANK OF SINGAPORE LTD, FOR AND ON BEHALF OF ÇAPITALAND'S SUBSIDIARY, LEONIE COURT PTE LTD – "VOLUNTARY UNCONDITIONAL CASH OFFER FOR HIND HOTELS INTERNATIONAL LIMITED – NOTICE OF COMPULSORY ACQUISITION"

Attached announcement issued on 22 July 2002 by DBS Bank, on behalf of Leonie Court Pte Ltd, CapitaLand Limited's indirect wholly-owned subsidiary, on the above matter, is for information.

Lim Mei Yi
Company Secretary
23 July 2002

s: ses/sgx-annc/hind/LC compulsory acquire – CL annc.doc
23 Jul 2002
JLMS/june

MASNET No. 109 OF 22.07.2002
Announcement No. 115


DBS BANK

DBS GROUP HOLDINGS LTD

Voluntary Unconditional Cash Offer for Hind Hotels International Limited – Notice of Compulsory Acquisition

ANNOUNCEMENT

issued by

THE DEVELOPMENT BANK OF SINGAPORE LTD
(Incorporated in the Republic of Singapore)

for and on behalf of

LEONIE COURT PTE LTD
(Incorporated in the Republic of Singapore)

to compulsorily acquire all the remaining ordinary shares of $1.00 each in

HIND HOTELS INTERNATIONAL LIMITED
(Incorporated in the Republic of Singapore)

Compulsory Acquisition

On 17 July 2002, The Development Bank of Singapore Ltd ("**DBS Bank**") announced, for and on behalf of Leonie Court Pte Ltd (the "**Offeror**"), that the Offeror had received, pursuant to the voluntary unconditional cash offer (the "**Offer**") by the Offeror for Hind Hotels International Limited ("**Hind Hotels**"), valid acceptances in respect of 63,017,748 ordinary shares (the "**Shares**") of $1.00 each in Hind Hotels which represent approximately 95.48 per cent. of the issued share capital of Hind Hotels. The closing date (the "**Closing Date**") of the Offer is 3.30 p.m. on 31 July 2002.

As the Offeror has received acceptances of the Offer representing not less than 90 per cent. of the Shares (other than those already held by the Offeror, its subsidiaries or nominees as of the date of the Offer), it is entitled to exercise its right of compulsory acquisition under Section 215(1) of the Companies Act, Chapter 50 of Singapore (the "**Companies Act**"). In the offer document dated 24 June 2002 (the "**Offer Document**"), the Offeror had stated its intention to exercise such rights in the event that it is entitled to do so.

The Offeror has today given notice (Form 57) in the prescribed manner pursuant to Section 215(1) of the Companies Act, together with a cover letter (the "**Letter**"), to the shareholders of Hind Hotels who had not accepted the Offer as at 17 July 2002. The Offeror will proceed to acquire the Shares of such Shareholders at a consideration of $1.75 in cash for each Share if such Shareholders have not accepted the Offer by the Closing Date (the "**Dissenting Shareholders**"). A copy of the Letter and Form 57 are attached to this announcement.

The Offeror intends to exercise its right of compulsory acquisition to acquire the Shares on 23 August 2002 ("**Transfer Date**"), being after one month from today's date, subject to and on the terms set out in Form 57.

In the event that the Offeror exercises its right of compulsory acquisition on the Transfer Date, the Offeror shall pay to Hind Hotels, a sum representing the price payable for the Shares that it is acquiring from the Dissenting Shareholders. The consideration will be credited by Hind Hotels into a separate bank account and held on trust for the Dissenting Shareholders. Upon payment of the consideration to Hind Hotels, Hind Hotels will register the Offeror as the holder of the Shares. As soon as practicable after the Transfer Date, **and in any event within three working days of the Transfer Date,** the remittance will be despatched in the form of cheques for the appropriate amount of the consideration payable in respect of the Shares of the Dissenting Shareholders to such Dissenting Shareholders by ordinary post at their own risk to the addresses appearing in the records of The Central Depository (Pte) Limited and/or Lim Associates (Pte) Ltd.

Close of the Offer

The Offer remains open for acceptance until the Closing Date, being 3.30 p.m. on 31 July 2002. Shareholders of Hind Hotels who wish to accept the Offer but have not done so should complete, sign and forward their relevant acceptance form and all other relevant documents as soon as possible so as to reach the Offeror not later than 3.30 p.m. on 31 July 2002.

Responsibility Statement

The directors of the Offeror (including any who may have delegated detailed supervision of this announcement) have taken all reasonable care to ensure that the facts stated in this announcement are fair and accurate and that no material facts have been omitted from this announcement, and they jointly and severally accept responsibility.

Issued by
The Development Bank of Singapore Ltd

For and on behalf of
Leonie Court Pte Ltd
22 July 2002
Singapore

All terms and references used in this announcement which are defined or construed in the Offer Document but are not defined or construed in this announcement shall have the same meaning and construction as defined in the Offer Document.



Ltr to dissenting shhdei

Submitted by Choe Tse Wei, Vice President on 22/07/2002 to the SGX

Leonie Court Pte Ltd

8 Shenton Way #21-01 Temasek Tower Singapore 068811
Tel: 65 6820 2188 Fax: 65 6820 2208
Website: www.capitalandresidential.com

To: The Dissenting Shareholders of Hind Hotels International Limited

22 July 2002

Dear Sir/Madam

Compulsory Acquisition of Shares in Hind Hotels International Limited ("Hind Hotels") by Leonie Court Pte Ltd (the "Offeror")

1. Introduction

1.1 We refer to the letter dated 24 June 2002 from The Development Bank of Singapore Ltd ("**DBS Bank**") informing you of the voluntary unconditional cash offer (the "**Offer**") by the Offeror for all the issued ordinary shares of S$1.00 each (the "**Shares**") in the capital of Hind Hotels and enclosing the formal document (the "**Offer Document**") dated 24 June 2002 containing the terms of the Offer.

1.2 On 17 July 2002, DBS Bank announced, for and on behalf of the Offeror, that the Offeror has received acceptances for an aggregate of 63,017,748 Shares, representing approximately 95.48 per cent. of the issued and paid-up ordinary share capital of Hind Hotels as at 17 July 2002. The closing date (the "**Closing Date**") of the Offer is **3.30 p.m. on 31 July 2002**.

1.3 As the Offeror has received acceptances of the Offer representing not less than 90 per cent. of the Shares in Hind Hotels (other than those already held by the Offeror, its subsidiaries or their nominees as of the date of the Offer), the Offeror is now entitled to exercise its right of compulsory acquisition under Section 215(1) of the Companies Act, Chapter 50 of Singapore (the "**Companies Act**").

1.4 All terms and references used in this Letter which are defined or construed in the Offer Document but are not defined or construed in this Letter shall have the same meaning and construction as defined in the Offer Document.

1.5 **If you have already accepted the Offer by completing and returning a valid acceptance form, please disregard this letter.**

2. Compulsory Acquisition Under Section 215(1) of the Companies Act

2.1 According to the records of The Central Depository (Pte) Limited ("**CDP**") and/or Lim Associates (Pte) Ltd (the "**Share Registrar**"), you have not accepted the Offer as at 17 July 2002. Accordingly, we are writing to inform you that if you have not accepted or have failed or refuse to accept the Offer as at 3.30 p.m. on the Closing Date, the Offeror would proceed to acquire all your Shares at a consideration of S$1.75 in cash for each Share and have enclosed for this purpose, a Notice to Dissenting Shareholder in the prescribed form ("**Form 57**") addressed to you.

CapitaLand

2.2 The Offeror intends to exercise its right to acquire all the Shares held by the shareholders of Hind Hotels who have not accepted or have failed or refuse to accept the Offer as of 3.30 p.m. on the Closing Date (the "**Dissenting Shareholders**"), on 23 August 2002 (the "**Transfer Date**"), being after 1 month from today's date, subject to and on the terms set out on the enclosed Form 57.

2.3 Upon the exercise of the Offeror's right of compulsory acquisition on the Transfer Date, the Offeror shall pay to Hind Hotels the amount of the consideration representing the price payable for the Shares that it is acquiring from you.

2.4 The consideration will be credited by Hind Hotels into a separate bank account and held on trust for you. Upon payment of the consideration to Hind Hotels, Hind Hotels will register the Offeror as the holder of the Shares.

2.5 As soon as practicable after the Transfer Date, **and in any event within three (3) days of that date,** Hind Hotels will despatch the remittance in the form of a cheque for the appropriate amount of the consideration payable in respect of your Shares to you by ordinary post at your own risk to the address appearing in the records of CDP and/or the Share Registrar.

3. Close of the Offer

3.1 The Offer remains open for acceptance until the Closing Date, being 3.30 p.m. on 31 July 2002. If you accept the Offer before the Closing Date, being 3.30 p.m. on 31 July 2002, you will receive the relevant cash consideration within 21 days of receipt by the Offeror of your valid acceptance or (if you are a Depositor) satisfactory confirmation that the relevant number of Offer Shares are standing to the credit of the "Free Balance" of your Securities Account at the relevant time. Shareholders of Hind Hotels who wish to accept the Offer but have not done so should complete, sign and forward their relevant acceptance forms and all other relevant documents as soon as possible so as to reach the Offeror not later than 3.30 p.m. on 31 July 2002.

4. Others

4.1 If you are in any doubt about any of the matters referred to in this letter, you should consult your stockbroker, bank manager, solicitor or other professional adviser immediately.

Yours faithfully
for and on behalf of
Leonie Court Pte Ltd

Lim Chai Tin
Director

THE COMPANIES ACT
(CHAPTER 50)
THE COMPANIES REGULATIONS
SECTION 215(1)
REGULATION 11(1)

NOTICE TO DISSENTING SHAREHOLDER

Form
57

Folio No

Name of Company: HIND HOTELS INTERNATIONAL LIMITED

Company No: 197702311W

To: The dissenting shareholders of Hind Hotels International Limited

In this notice:

Hind Hotels International Limited is referred to as "the transferor company"; and

Leonie Court Pte Ltd is referred to as "the transferee company".

On 24 June 2002, the transferee company made an offer to all the holders of ordinary shares in the transferor company of an offer price of S$1.75 per share in cash.

On 17 July 2002 (being a date within four months after the making of the offer in that behalf by the transferee company), the offer was approved by the holders of not less than nine-tenths in nominal value of the ordinary shares (other than shares already held at the date of the offer by, or by a nominee for, the transferee company or its subsidiary).

The transferee company hereby gives you notice, in pursuance of section 215(1) of the Companies Act, that it desires to acquire the ordinary shares held by you in the transferor company.

You are entitled within one month after the receipt of this notice to require the transferee company, by demand in writing served on it, to supply you with a statement of the names and addresses of all other dissenting shareholders, and the transferee company will not be entitled or bound to acquire the shares of those dissenting shareholders until 14 days after posting to you of the statement of those names and addresses.

Unless upon an application made to the High Court by you –

(a) on or before 22 August 2002 (being one month from the date of this notice); or

(b) on a date (within 14 days of a statement being supplied to you pursuant to section 215(2) of the Companies Act),

whichever is the later date, the High Court orders otherwise, the transferee company will, in pursuance of those provisions, be entitled and bound to acquire the ordinary shares held by you in the transferor company on the terms, which, under the scheme or contract to which the abovementioned offer relates, the shares of the approving shareholders in the transferor company are to be transferred to the transferee company.

Dated this 22nd day of July 2002.

Signature: ______________________
Lim Chai Tin
Director, Leonie Court Pte Ltd

Lodged in the office of the Registrar of Companies by	For Official Use
Name: Allen & Gledhill	Date of Registration:
Address: 36, Robinson Road, #18-01, City House, Singapore 068877	Receipt No:
A/c No: Tel No: 6225 1611 Fax No: 6223 3787	Checked By:


CapitaLand



CapitaLand Limited
168 Robinson Road #30-01 Capital Tower Singapore 068912
Tel: 65 6823 3200 Fax: 65 6820 2202 Website: www.capitaland.com

CO-OPERATIVE JOINT VENTURE AGREEMENT

The Board of Directors of CapitaLand Limited ("CapitaLand") wishes to announce that its indirect wholly-owned subsidiary, PREMAS Asia Pte Ltd ("PREMAS Asia"), has entered into a Co-operative Joint Venture Agreement ("JV Agreement") with Cushman & Wakefield (China) Limited ("C&W China") and Beijing Foreign Investment Service Centre ("BFISC") to form a new joint venture company to be named Beijing Cushman & Wakefield PREMAS Asset Services Co., Ltd. ("Beijing CWP").

PREMAS Asia, a Singapore incorporated company, is wholly-owned by PREMAS International Limited ("PREMAS"), which is in turn an indirect wholly-owned subsidiary of CapitaLand. C&W China, an existing joint venture partner of PREMAS Asia, is a company incorporated in Hong Kong and is part of the Cushman & Wakefield group, which is an international group of companies specialising in real estate brokerage and consultancy services and which has businesses in North America, Europe and Asia. BFISC is a party unrelated to the CapitaLand group.

Beijing CWP will be formed with a registered capital of US$300,000 and its principal activity will be the provision of property management and consultancy services. Pursuant to the JV Agreement, PREMAS Asia will hold 51% of the registered capital of Beijing CWP, and the remaining 49% will be held by C&W China. BFISC will be providing consultancy services relating to the information, management and business operations of Beijing CWP.

The JV Agreement is conditional upon the approval by the relevant authorities in the People's Republic of China, which is expected mid of August 2002. Upon approval, Beijing CWP will become an indirect 51% owned subsidiary of PREMAS and CapitaLand.

The above transaction is not expected to have a material impact on the net tangible assets or earnings per share of CapitaLand for the current financial year ending 31 December 2002.

None of the Directors or substantial shareholders of CapitaLand has any interest, direct or indirect, in the transaction.

By Order of the Board

Lim Mei Yi
Company Secretary
24 July 2002

s:snc/sgx annc/cps/Co-operative JVA.doc
(JLMS/lln)





CapitaLand Limited
168 Robinson Road #30-01 Capital Tower Singapore 068912
Tel: 65 6823 3200 Fax: 65 6820 2202 Website: www.capitaland.com

ANNOUNCEMENT BY CAPITALAND'S SUBSIDIARY, AUSTRALAND HOLDINGS LIMITED – "HALF YEARLY REPORT FOR 6 MONTHS ENDING 30 JUNE 2002; INVESTOR PRESENTATIONS"

CapitaLand Limited's subsidiary, Australand Holdings Limited ("AHL"), has today announced its half year report for 6 months ending 30 June 2002.

For details, please refer to the announcement posted by AHL on the SGX website www.sgx.com.sg.

Lim Mei Yi
Company Secretary
25 July 2002

s: sec/sgx-annc/australand/halfyrresults-25Jun02.doc
25 Jul 2002 (JLMS/june)

82-4504



Half Yearly Report for 6 Months ending 30 June 2002

Summary

- Full year profit is expected to slightly exceed the 2001 after tax profit of $81.4 million.
- Profit after tax for the six months ending 30 June 2002 was $24.7 million, down by 25.4% on the previous corresponding period due to the previously foreshadowed lower level of profit emergence from Apartments division pre-sales due to the timing of construction.
- Interim quarterly dividend maintained at 3 cents per ordinary share fully franked and paid on 30 August 2002.
- Earnings per share for the half-year of 4.40 cents compared to 6.39 cents for the previous corresponding period due to the low level of profit emergence from apartment pre-sales and the dilutive impact of the March 2002 share placement.

For the half year:

- Land and Housing sales revenue was $186.9 million (2001: $192.1 million) with a pre-tax profit of $44.7 million (2001: $20.1 million). Margins also increased;
- Apartments sales revenue was $81.8 million (2001: $318.9 million) leading to a pre-tax loss of $8.2 million (2001: profit of $34.2 million). The Division has continued to generate strong pre-sales. Total value of pre-sales, not brought to account, held in respect of wholly-owned projects is now over $660 million (2001: $440 million) and the aggregate value of joint venture apartment pre-sales not brought to account is $141 million (2001: $249 million);
- Commercial and Industrial sales revenue was $72.1 million (2001 : $111.3 million) and pre-tax profit of $0.7 million (2001: $6.0 million). Construction progress was slightly lower than anticipated on some new projects and this also had a negative impact on profit emergence. A much higher rate of profit emergence in the December '02 half year will enable the Division to produce a pre-tax profit, slightly higher than its 2001 result. The Commercial and Industrial Division generated new pre-lease transactions with an aggregate area of 171,000 square metres, which represents the Division's strongest ever performance in a 6 month period;
- The value of properties held in the Wholesale Property Trusts managed by Australand was $346 million as at 30 June 2002; (2001: $200 million).
- Negotiations with prospective tenants have progressed to an advanced stage and projects have been identified to form Wholesale Property Trust No.3, which is expected to have an asset base of at least $200 million when construction of all projects is completed in 2003;
- Wholly-owned development sites with an aggregate value of $87 million were secured during the June '02 half-year, with management concentrating on expediting the

commencement of construction on sites acquired during 2001. Current inventory has the capacity to underpin profitability for the next 2 years.

FINANCIAL RESULTS

The Australand Holdings Limited Group remains on target to slightly exceed the 2001 after tax profit of $81.4 million following an after tax profit of $24.7 million for the six months ended 30 June 2002 (2001: $33.1 million), a decrease of 25.4% on the previous corresponding period. The previously foreshadowed decrease reflected a lower level of profit emergence from the substantial apartment pre-sales held by the Group, principally because, as expected, construction progress on a number of projects did not reach the required completion level, at which embedded profit could be recognised. As also anticipated, only a small number of industrial projects reached a sufficient stage of completion to allow profit to be brought to account compared to the June 2001 half year. Operating profit before tax decreased from $45.4 million to $37.3 million.

Gross revenue for the period was $347.4 million (2001: $627.3 million). The comparative sales revenue decrease also reflected the high value of pre-sales from the large Chatswood Regency development and three other significant apartment projects that were brought to account during the June 2001 half-year.

Earnings per share were 4.40 cents compared to 6.39 cents for the prior corresponding period, impacted by lower earnings and a higher number of shares on issue. Net tangible assets per share at 30 June 2002 were $1.29, compared to $1.24 at 30 June 2001 and $1.28 as at 31 December 2001.

DIVIDENDS

Directors have maintained dividends by declaring a quarterly interim dividend of 3 cents per ordinary share. The dividend will be fully franked and will be paid on Friday 30 August 2002 to holders at the record date of 5.00pm on Thursday 15 August 2002. The return to the payment of fully franked dividends follows the introduction of the simplified dividend imputation legislation on 1 July 2002. Subject to the final rules on Tax Consolidation, Directors expect dividends for the ensuing twelve months to be fully franked.

REVIEW OF OPERATIONS

The contributing factors to the results for the June 2002 half-year were:

- A higher contribution from the Land & Housing Division due to increased sales in Melbourne and South-east Queensland, together with an improvement in margins.
- A small loss from the Apartments Division, due to the inability of the Group to bring profit to account from pre-sales held in respect of 18 apartment projects, currently under development. Australand's newly adopted accounting policy, effective 1 January 2002, allows profit from apartment pre-sales to be brought to account when construction is 50% complete (previously 85%). In response to ongoing delays and an increase in the cost to complete, Directors have written down the carrying value of the Group's Trenerry Crescent project by $4.1 million.

- Although the level of leasing activity for the Commercial & Industrial Division was substantially higher than for the June 2001 half-year, construction activity was not sufficiently advanced for the Company to bring significant revenue and profit to account.

- Australand's management team continued to focus on the procurement of town planning consents and the satisfaction of conditions precedent for major projects so construction activity can commence as soon as possible.

- As foreshadowed, only a relatively small amount of capital ($87 million, 2001: $144 million) was allocated to the acquisition of new wholly-owned development sites during the half-year, largely due to the significant level of acquisition activity during the December 2001 half-year.

- During the half-year, settlement of land purchases, entered into during 2001, with an aggregate value of $140 million (2001: $169.1 million) were effected.

OPERATIONS

1. LAND & HOUSING DIVISION

The Land and Housing Division generated sales revenue of $186.9 million, from the sale of 1089 lots and 245 houses, in the 6 months to June 2002. Although revenue was $5.2 million lower than the previous corresponding half-year, the stronger market conditions especially in Melbourne and South-east Queensland, contributed to a significant improvement in margins. The Division's pre-tax profit after allocation of interest and corporate overhead for the half-year was $44.7 million, a significant increase on the previous corresponding period.

The Brisbane, Melbourne and Perth business units all produced higher profits. However, the Sydney business unit's result was about 20% below forecast, because of delays encountered in the procurement of town planning approvals together with construction delays in the first quarter due to inclement weather.

Although revenue for the 12 months to 31 December 2002 may be lower than for the prior year, the Directors remain confident that Land & Housing's full year profit will exceed that achieved in 2001 due to the continued improvement in profit margins.

2. APARTMENTS DIVISION

The Apartments Division generated sales revenue of $81.8 million from the sale of 179 apartments, comprising 122 apartments in Sydney projects and 57 apartments in Brisbane. As previously foreshadowed, most of the Apartment Division's profit will be brought to account in the December 2002 quarter when construction will have exceeded the 50% threshold to permit revenue and profit recognition in respect of 3 South-east Queensland projects, 2 Melbourne projects and 3 Sydney projects. The Division produced a pre-tax loss for the half year of $8.2 million after the allocation of interest and corporate overhead and the additional provision taken against the Trenerry Crescent Project. However, the Division is expected to generate a full year profit equivalent to or slightly below the 2001 result.

As at 30 June 2002, the aggregate value of apartment pre-sales held in respect of wholly-owned projects was in excess of $660 million (2001: $440 million). The total value of pre-sales held in respect of joint venture projects, in which Australand has a 50% interest, was $141 million (2001: $249 million).

The embedded pre-tax profit in the pre-sales held by the Company on wholly-owned projects is estimated to be in excess of $80 million. The estimated pre-tax profit on the pre-sales held in respect of joint venture projects is likely to be proportionally similar to those expected for wholly owned projects. Effective from 1 January 2002, the Group's policy regarding the recognition of revenue and the emergence of profit from apartment pre-sales has been changed to more effectively report value added during the course of construction. Under the newly adopted policy, the construction progress threshold from which profit from pre-sales can be brought to account is now 50%, whereas previously, no profit from pre-sales was brought to account until construction was 85% complete.

The change in accounting policy will have only a small impact on Australand's 2002 result. The reporting of progressive profit emergence from the 50% complete threshold onwards on large projects, with long construction periods, will enable shareholders and potential investors to be more fully informed as to Australand's performance over the life of these projects. The change in accounting policy had no impact on the June half-year profit result.

In response to the increasing size of some of the Group's apartment developments, it is intended that securitisation entities will be used to fund the construction of most projects that have a completed value in excess of $100 million and in respect of which substantial pre-sales have been achieved. The use of securitisation vehicles to fund the development of pre-sold projects may also enable the Group to bring some profit to account during the construction phase, subject to there being a substantial transfer of risk to financially sound third parties. Some profit from the Division's Quadrant project may be brought to account in the course of the securitisation of its pre-sales, during the December 2002 half-year.

While the level of enquiry for the Group's apartment projects is presently lower than it was during most of 2001, the quality of the sales being generated by the Company's projects is excellent and should enable the Division to generate significant profits for the next 2 years. In particular, the level of pre-sales generated in respect of the first Freshwater apartment tower is very satisfactory with approximately 230 purchasers already committing to acquire a Freshwater apartment. It is reasonable to expect that the remaining stock of approximately 350 apartments will be sold progressively by the time that construction is complete in mid-2005.

3. COMMERCIAL & INDUSTRIAL DIVISION

The Commercial & Industrial Division brought sales revenue of $72.1 million to account during the June half-year from the completion of construction on 7 industrial projects and 2 commercial office projects. The Division's pre-tax profit after allocation of interest and corporate overhead for the half year was $0.7 million, down on the prior corresponding period as the majority of construction activity commenced during the half-year did not reach the 35% complete threshold at which the Group can commence progressive recognition of profit.



16 pre-leases (13 industrial; 3 commercial) involving approximately 171,000 sq.metres of lettable area were negotiated during the June half-year and a significantly higher level of construction activity is expected to occur during the December 2002 half-year.

Although the number of leasing transactions finalised during the June half-year was lower than the previous year, the size of the transactions was substantially higher. The Directors expect that the result for the 12 months to December 2002 will be slightly higher than the 2001 result, with a substantial proportion of the revenue and profit likely to emerge in the December quarter.

Negotiations have commenced to pre-sell the Company's Freshwater (Melbourne) commercial office tower (48,000 square metres), 50% pre-leased to PricewaterhouseCoopers, as well as Australand's 50% interest in the King Street Wharf (Sydney) office tower (28,000 square metres), which is the subject of a pre-commitment from KPMG. It is anticipated that Australand will have a Call Option in respect of 50% of the Freshwater commercial office tower, exercisable during 2006, consistent with the Company's strategy of progressively increasing recurrent income.

Major Financial Transactions / Balance Sheet Management

During the half year, the Company took steps to strengthen its balance sheet and initiated a number of transactions, which should facilitate better working capital management.

In February 2002, Australand raised $60 million through the placement of 36,365,000 ordinary shares at $1.65 each. The purpose of the placement was to raise funds to meet the expanding working capital requirements of the Company. The transaction also improved the underlying liquidity for the Company's shares with a number of institutions acquiring Australand's shares for the first time. Australand's largest shareholder did not participate in the placement and diluted its holding from 63% to 58% in the course of assisting the Group to achieve a more diverse shareholder register. Following the success of this placement, all shareholders were invited to participate in a share purchase plan on similar terms to that of the placement, which resulted in a further 989,631 ordinary shares being allotted.

Walker Corporation Limited's Unsecured Notes, with a total face value of $53.9 million, matured on 30 June 2002 and were repaid, together with interest for the six month period ending 30 June 2002, on 1 July 2002.

To maintain its working capital at an appropriate level, following the repayment of the Walker Notes, Australand put in place a two year Unsecured Notes issue to raise $40 million. The issue, which was arranged and underwritten by Grange Securities, closed over subscribed and 500,000 $100 unsecured notes were issued, raising $50 million, with an interest rate of 8.47% pa payable 6 monthly in arrears on 31 December and 30 June until maturity on 30 June 2004. Australand has an option to buy back the Notes on 31 December 2003.

As previously foreshadowed, a co-venture entity has been formed with the Commonwealth Bank's Colonial First State Opportunistic Property Fund to develop

the Lidcombe (Sydney) and Point Cook (Melbourne) sites acquired in 2001. The Lidcombe project comprises approximately 108 apartments, 320 courtyard homes, 126 terrace houses and 200 townhouses, to be developed over 5 years, with an approximate completed value in excess of $470 million.

The Point Cook project involves the development of approximately 1,588 residential lots with a completed value of in excess of $180 million. Australand is entitled to 50% of the profit delivered by both projects, and project management fees.

In June 2002 the Company initiated its first major securitisation transaction, with ANZ Investment Bank. This transaction will allow Australand to transfer a significant portion of the risk associated with The Quadrant apartments project in Sydney, via the assignment of its interest in residential pre-sales with an ultimate value of $123 million, to bondholders who will fund the construction phase of the project. Further, Quadrant pre-sales worth approximately $50 million will be progressively assigned to the securitisation vehicle, during the project's construction life.

A new accounting policy is being developed to appropriately recognise securitised revenues and profits. Provided that an acceptable level of risk transfer has occurred, profits attributable to securitised pre-sales may be brought to account. No profit was brought to account from the securitisation of the Quadrant project during the June 2002 half-year, but some profit may emerge during the December 2002 and June 2003 half years.

WHOLESALE PROPERTY TRUSTS

Australand's Wholesale Property Trusts hold eighteen properties with an aggregate value of $346.3 million (2001: $200 million), following the completion and delivery of all nine buildings that comprise Wholesale Property Trust No. 2. All eighteen buildings in the two Trusts are fully tenanted with an average lease term of 10 years.

Australand has retained a minimum 15% investment in both Trusts as part of its strategy to progressively increase recurrent income and partially reduce its dependence on profits generated solely from development activities.

Both Trusts have performed strongly in the year to 30 June 2002, with Wholesale Property Trust No. 1 achieving an annualised return of approximately 14.5%. Wholesale Property Trust No. 2, is also expected to deliver returns in excess of 10% per annum now that construction of all of its properties is complete.

Australand's third property trust will be formed in the latter half of this calendar year, following the negotiation of major pre-lease commitments with a number of large corporations. This trust will hold a portfolio of commercial and industrial buildings with a value of at least $200 million. Australand will also retain a minority interest in this Trust.

Australand currently plans to staple the units in these three Trusts to the Company's ordinary shares, by mid 2004.



FULL YEAR OUTLOOK

Australand's revenues and profits remain closely tied to the overall strength of the Australian economy. Although the employment base of the capital cities in which Australand operates may not maintain the growth that occurred in 2001, a reasonable level of demand for new housing should be sustained for the remainder of the year, providing the recent interest rate increases do not significantly dampen consumer confidence. Whilst a small number of market segments could experience oversupply, most of Australand's residential projects are expected to be assisted by a favourable supply demand regime. The first half has seen sales enquiries for Land and Housing at or above management's expectations and Australand's apartment projects are still generating healthy pre-sales, despite a softening in demand in some market segments. The deal pipeline for the Commercial and Industrial Division remains healthy, principally due to the Group's capacity to provide competitive suburban office space and its commitment to servicing its substantial industrial client base.

In recent years, the majority of Australand's profit has emerged in the latter half of each calendar year, with profit emergence more dependent on construction progress than on sales. A similar pattern of profit emergence will apply for this year, with a number of projects currently being undertaken by the Apartments and Commercial and Industrial Divisions expected to reach the construction progress thresholds, that will enable profit to be brought to account, in the last quarter of the year.

Although full year revenue is likely to be below that achieved in 2001, the Company still expects that the full year profit should slightly exceed that achieved in 2001, in the absence of any unforeseen events. Notwithstanding the importance of maintaining short-term profitability, the Board of Directors and Management remain committed to building sustainable diversified profit streams that will underpin an increase in shareholder value in the longer term, assisted by the stapling of the Wholesale Property Trusts to Australand's ordinary shares within the next two years.

82- 4507

Rules 4.1, 4.3

Appendix 4B

Half yearly report

Introduced 30/6/2002.

Name of entity

Australand Holdings Limited

ABN or equivalent company reference	Half yearly (tick)	Preliminary final (tick)	Half year ended ('current period')
008 443 696	✓		30 June 2002

For announcement to the market

Extracts from this report for announcement to the market (see note 1). $A'000

Revenues from ordinary activities *(item 1.1)*	down	44.6%	to	347,401
Profit from ordinary activities after tax attributable to members *(item 1.22)*	down	25.4%	to	24,702
Profit from extraordinary items after tax attributable to members *(item 2.5(d))*	gain (loss) of	-		-
Net profit for the period attributable to members *(item 1.11)*	down	25.4%	to	24,702

Dividends (distributions)	Amount per security	Franked amount per security
Final dividend (Preliminary final report only - item 15.4) Interim dividend (Half yearly report only - item 15.6) March Quarter (Paid) June Quarter (Declared)	 3.0¢ 3.0¢	 1.5¢ 3.0¢
Previous corresponding period (Preliminary final report - item 15.5; half yearly report - item 15.7)	6.0¢	6.0¢

+Record date for determining entitlements to the dividend, (in the case of a trust, distribution) (see item 15.2)	15 August 2002

Brief explanation of any of the figures reported above (see Note 1) and short details of any bonus or cash issue or other item(s) of importance not previously released to the market:

This half yearly report is to be read in conjunction with the annual financial report for the year ended 31 December 2001.

Condensed consolidated statement of financial performance

		Current period - $A'000	Previous corresponding period - $A'000
1.1	Revenues from ordinary activities *(see items 1.23 -1.25)*	347,401	627,256
1.2	Expenses from ordinary activities (*see items 1.26 & 1.27)*	(310,459)	(567,529)
1.3	Borrowing costs	(124)	(15,260)
1.4	Share of net profits of associates and joint venture entities (*see item 16.7*)	477	958
1.5	**Profit from ordinary activities before tax**	37,295	45,425
1.6	Income tax on ordinary activities *(see note 4)*	(12,593)	(12,306)
1.7	**Profit from ordinary activities after tax**	**24,702**	**33,119**
1.8	Profit (loss) from extraordinary items after tax (*see item 2.5*)	-	-
1.9	**Net profit**	**24,702**	**33,119**
1.10	Net profit (loss) attributable to outside +equity interests	-	-
1.11	**Net profit for the period attributable to members**	**24,702**	**33,119**
	Non-owner transaction changes in equity	N/A	N/A
1.12	Increase (decrease) in revaluation reserves		
1.13	Net exchange differences recognised in equity		
1.14	Other revenue, expense and initial adjustments recognised directly in equity (attach details) Initial adjustments from UIG transitional provisions		
1.15			
1.16	Total transactions and adjustments recognised directly in equity (items 1.12 to 1.15)		
1.17	**Total changes in equity not resulting from transactions with owners as owners**		

Earnings per security (EPS)		Current period	Previous corresponding Period
1.18	Basic EPS	4.40¢	6.39¢
1.19	Diluted EPS	4.47¢	6.60¢

02- 4507

Notes to the condensed consolidated statement of financial performance

Profit from ordinary activities attributable to members

		Current period - $A'000	Previous corresponding period - $A'000
1.20	Profit from ordinary activities after tax (*item 1.7*)	24,702	33,119
1.21	Less (plus) outside +equity interests	-	-
1.22	***Profit from ordinary activities after tax, attributable to members***	24,702	33,119

Revenue and expenses from ordinary activities

		Current period - $A'000	Previous corresponding period - $A'000
1.23	Revenue from sales or services	340,745	622,247
1.24	Interest revenue	1,023	929
1.25	Other relevant revenue	5,633	4,080
	Revenue from ordinary activities	347,401	627,256
1.26	Details of relevant expenses		
	Cost of properties sold	(266,178)	(529,250)
	Employee benefit expense	(28,722)	(27,095)
	Depreciation	(1,825)	(2,581)
	Amortisation of goodwill	(2,514)	(2,910)
	Borrowing cost expense	(124)	(15,260)
	Other expenses from ordinary activities	(11,220)	(5,693)
	Share of net profits from associates and joint venture entities	477	958
	Profit from ordinary activities before tax	37,295	45,425
	Income tax on ordinary activities	(12,593)	(12,306)
	Net profit for period attributable to members	24,702	33,119
1.27	Depreciation and amortisation excluding amortisation of intangibles *(see item 2.3)*	(1,825)	(2,581)
Capitalised outlays			
1.28	Interest costs capitalised in asset values	14,511	15,856
1.29	Outlays capitalised in intangibles (unless rising from an +acquisition of a business)	-	-

Consolidated retained profits

		Current period - $A'000	Previous corresponding period - $A'000
1.30	Retained profits at the beginning of the financial period	154,551	135,593
1.31	Net profit attributable to members (*item 1.11*)	24,702	33,119
1.32	Net transfers from (to) reserves *(details if material)*	-	-
1.33	Net effect of changes in accounting policies		-
1.34	Dividends and other equity distributions paid or payable	(34,611)	(31,239)
1.35	**Retained profits at end of financial period**	**144,642**	**137,473**

Intangible and extraordinary items

		Consolidated – current period			
		Before tax $A'000 (a)	Related tax $A'000 (b)	Related outside +equity interests $A'000 (c)	Amount (after tax) attributable to members $A'000 (d)
2.1	Amortisation of goodwill	2,514	-	-	2,514
2.2	Amortisation of other intangibles	-	-	-	-
2.3	**Total amortisation of intangibles**	2,514	-	-	2,514
2.4	Extraordinary items (details)	-	-	-	-
2.5	**Total extraordinary items**	-	-	-	-

Comparison of half year profits

(Preliminary final report only)

		Current year - $A'000	Previous year - $A'000
3.1	Consolidated profit (loss) from ordinary activities after tax attributable to members reported for the *1st* half year (item 1.22 in the half yearly report)		
3.2	Consolidated profit (loss) from ordinary activities after tax attributable to members for the *2nd* half year		

Condensed consolidated statement of financial position

		At end of current period $A'000	As shown in last annual report $A'000	As in last half yearly report $A'000
	Current assets			
4.1	Cash	117,862	23,440	3,110
4.2	Receivables	180,753	332,090	280,904
4.3	Investments	-	-	-
4.4	Inventories	465,181	388,405	432,733
4.5	Tax assets	-	-	-
4.6	Other	8,925	18,574	16,122
4.7	**Total current assets**	**772,721**	**762,509**	**732,869**
	Non-current assets			
4.8	Receivables	56	56	55
4.9	Investments (equity accounted)	63,253	72,702	85,781
4.10	Other investments	47,187	35,591	27,565
4.11	Inventories	655,089	586,338	398,191
4.12	Exploration and evaluation expenditure capitalised *(see para .71 of AASB 1022)*	-	-	-
4.13	Development properties (+mining entities)	-	-	-
4.14	Other property, plant and equipment (net)	10,714	11,320	6,644
4.15	Intangibles (net)	62,927	65,441	67,955
4.16	Tax assets	8,116	12,085	-
4.17	Other (provide details if material)	-	-	45,214
4.18	**Total non-current assets**	**847,342**	**783,533**	**631,405**
4.19	**Total assets**	**1,620,063**	**1,546,042**	**1,364,274**
	Current liabilities			
4.20	Payables	185,018	271,105	146,683
4.21	Interest bearing liabilities	150,808	82,126	79,529
4.22	Tax liabilities	33,456	28,567	-
4.23	Provisions exc. tax liabilities	24,517	21,135	38,232
4.24	Other (provide details if material)	141	-	1,579
4.25	**Total current liabilities**	**393,940**	**402,933**	**266,023**
	Non-current liabilities			
4.26	Payables	33,460	58,941	-
4.27	Interest bearing liabilities	403,678	342,640	352,944
4.28	Tax liabilities	51,040	55,310	44,822
4.29	Provisions exc. tax liabilities	-	572	32,508
4.30	Other (provide details if material)	-	-	-
4.31	**Total non-current liabilities**	**488,178**	**457,463**	**430,274**

82- 4507

Condensed consolidated statement of financial position continued

4.32	**Total liabilities**	**882,118**	**860,396**	**696,297**
4.33	**Net assets**	**737,945**	**685,646**	**667,977**

	Equity			
4.34	Capital/contributed equity	593,303	531,095	530,504
4.35	Reserves	-	-	-
4.36	Retained profits	144,642	154,551	137,473
4.37	**Equity attributable to members of the parent entity**	**737,945**	**685,646**	**667,977**
4.38	Outside +equity interests in controlled entities	-	-	-
4.39	**Total equity**	**737,945**	**685,646**	**667,977**
4.40	**Preference capital included as part of 4.37**	**48,100**	**48,100**	**48,100**

Notes to the condensed consolidated statement of financial position

Exploration and evaluation expenditure capitalised

(To be completed only by entities with mining interests if amounts are material. Include all expenditure incurred.)

		Current period $A'000	Previous corresponding period - $A'000
5.1	Opening balance		
5.2	Expenditure incurred during current period		
5.3	Expenditure written off during current period		
5.4	Acquisitions, disposals, revaluation increments, etc.		
5.5	Expenditure transferred to Development Properties		
5.6	**Closing balance as shown in the consolidated balance sheet** *(item 4.12)*		

Development properties

(To be completed only by entities with mining interests if amounts are material)

		Current period $A'000	Previous corresponding period - $A'000
6.1	Opening balance		
6.2	Expenditure incurred during current period		
6.3	Expenditure transferred from exploration and evaluation		
6.4	Expenditure written off during current period		
6.5	Acquisitions, disposals, revaluation increments, etc.		
6.6	Expenditure transferred to mine properties		
6.7	**Closing balance as shown in the consolidated balance sheet** *(item 4.13)*		

Condensed consolidated statement of cash flows

		Current period $A'000	Previous corresponding period $A'000
	Cash flows related to operating activities		
7.1	Receipts from customers	548,278	537,594
7.2	Payments to creditors – Acquisitions	(208,648)	(169,064)
	– Developments	(283,333)	(243,713)
	– Others	(110,294)	(69,641)
7.3	Dividends received from associates	-	-
7.4	Other dividends received	-	125
7.5	Interest and other items of similar nature received	1,358	759
7.6	Interest and other costs of finance paid	(14,437)	(29,364)
7.7	Income taxes paid	(8,007)	(16,710)
7.8	Other (provide details if material)	-	-
7.9	**Net operating cash flows**	**(75,083)**	**9,986**
	Cash flows related to investing activities		
7.10	Payment for purchases of property, plant and equipment	(2,102)	(1,934)
7.11	Proceeds from sale of property, plant and equipment	32	-
7.12	Payment for purchases of equity investments	-	-
7.13	Proceeds from sale of equity investments	-	-
7.14	Loans to other entities	(75,930)	(12,196)
7.15	Loans repaid by other entities	88,022	6,552
7.16	Other (provide details if material)	-	-
7.17	**Net investing cash flows**	**10,022**	**(7,578)**
	Cash flows related to financing activities		
7.18	Proceeds from issues of +securities (shares, options, etc.)	62,208	495
7.19	Proceeds from borrowings	157,852	141,837
7.20	Repayment of borrowings	(28,132)	(131,665)
7.21	Dividends paid	(32,445)	(30,154)
7.22	Other (provide details if material)	-	-
7.23	**Net financing cash flows**	**159,483**	**(19,487)**
7.24	**Net increase (decrease) in cash held**	94,422	(17,079)
7.25	Cash at beginning of period *(see Reconciliation of cash)*	23,440	20,189
7.26	Exchange rate adjustments to item 7.25.	-	-
7.27	**Cash at end of period** *(see Reconciliation of cash)*	117,862	3,110

Non-cash financing and investing activities

Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows are as follows. *(If an amount is quantified, show comparative amount.)*

N/A

Reconciliation of cash

Reconciliation of cash at the end of the period (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.	Current period $A'000	Previous corresponding period - $A'000
8.1 Cash on hand and at bank	117,862	3,110
8.2 Deposits at call		-
8.3 Bank overdraft		-
8.4 Other (provide details)		-
8.5 Total cash at end of period *(item 7.27)*	**117,862**	**3,110**

Other notes to the condensed financial statements

Ratios	Current period	Previous corresponding period
9.1 Profit before tax / revenue Consolidated profit (loss) from ordinary activities before tax (*item 1.5*) as a percentage of revenue (*item 1.1*)	10.7%	7.2%
9.2 Profit after tax / +equity interests Consolidated net profit (loss) from ordinary activities after tax attributable to members (*item 1.11*) as a percentage of equity (similarly attributable) at the end of the period (*item 4.37*)	3.3%	5.0%

Earnings per security (EPS)

10. Details of basic and diluted EPS reported separately in accordance with paragraph 9 and 18 of *AASB 1027: Earnings Per Share* are as follows.

(a) Basic EPS	4.40 cents	6.39 cents
(b) Diluted EPS (if materially different from (a))	4.47 cents	6.60 cents
(c) Weighted average number of ordinary shares outstanding during the period used in the calculation of the Basic EPS	513,977,464	484,576,477
(d) Weighted average number of ordinary shares outstanding during the period used in the calculation of the Diluted EPS	554,322,341	502,743,572
(e) Net profit after tax used in the calculation of the Diluted EPS	$24,786,612	$33,203,060

NTA backing *(see note 7)*	Current period	Previous corresponding period
11.1 Net tangible asset backing per +ordinary security	$1.29	$1.24

Discontinuing Operations

(Entities must report a description of any significant activities or events relating to discontinuing operations in accordance with paragraph 7.5 (g) of AASB 1029: Interim Financial Reporting, or, the details of discontinuing operations they have disclosed in their accounts in accordance with AASB 1042: Discontinuing Operations (see note 17).)

12.1 Discontinuing Operations N/A

Control gained over entities having material effect

13.1	Name of entity (or group of entities)	N/A
13.2	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) since the date in the current period on which control was +acquired	$
13.3	Date from which such profit has been calculated	
13.4	Profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) for the whole of the previous corresponding period	$

Loss of control of entities having material effect

14.1	Name of entity (or group of entities)	N/A
14.2	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) for the current period to the date of loss of control	$
14.3	Date to which the profit (loss) in item 14.2 has been calculated	
14.4	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) while controlled during the whole of the previous corresponding period	$
14.5	Contribution to consolidated profit (loss) from ordinary activities and extraordinary items from sale of interest leading to loss of control	$

Dividends (in the case of a trust, distributions)

15.1	Date the dividend (distribution) is payable	30 August
15.2	+Record date to determine entitlements to the dividend (distribution) (ie, on the basis of proper instruments of transfer received by 5.00 pm if +securities are not +CHESS approved, or security holding balances established by 5.00 pm or such later time permitted by SCH Business Rules if +securities are +CHESS approved)	15 August
15.3	If it is a final dividend, has it been declared? *(Preliminary final report only)*	-

Amount per security

		Amount per security	Franked amount per security at 30% (2001:34%) tax (see note4)	Amount per security of foreign source dividend
15.4	*(Preliminary final report only)* **Final dividend:** Current year	¢	¢	¢
15.5	Previous year	¢	¢	¢
15.6	*(Half yearly and preliminary final reports)* **Interim dividend:** Current year – Mar Qtr – Jun Qtr	3.0¢ 3.0¢	1.5¢ 3.0¢	-¢ -¢
15.7	Previous year	6.0¢	6.0¢	-¢

Total dividend (distribution) per security (interim *plus* final)

(Preliminary final report only)

	Current year	Previous year
15.8 +Ordinary securities	¢	¢
15.9 Preference +securities	¢	¢

Half yearly report - interim dividend (distribution) on all securities *or* Preliminary final report - final dividend (distribution) on all securities

		Current period $A'000	Previous corresponding period - $A'000
15.10	+Ordinary securities *(each class separately)*	32,503	29,096
15.11	Preference +securities *(each class separately)*	2,108	2,143
15.12	Other equity instruments *(each class separately)*	-	-
15.13	**Total**	34,611	31,239

The +dividend or distribution plans shown below are in operation.

N/A

The last date(s) for receipt of election notices for the +dividend or distribution plans

N/A

Any other disclosures in relation to dividends (distributions). *(For half yearly reports, provide details in accordance with paragraph 7.5(d) of AASB 1029 Interim Financial Reporting)*

N/A

Details of aggregate share of profits (losses) of associates and joint venture entities

Group's share of associates' and joint venture entities':		Current period $A'000	Previous corresponding period - $A'000
16.1	Profit from ordinary activities before tax	477	958
16.2	Income tax on ordinary activities	(143)	(287)
16.3	**Profit from ordinary activities after tax**	334	671
16.4	Extraordinary items net of tax	-	-
16.5	**Net profit**	334	671
16.6	Adjustments	-	-
16.7	**Share of net profit of associates and joint venture entities**	334	671

Material interests in entities which are not controlled entities

The economic entity has an interest (that is material to it) in the following entities. *(If the interest was acquired or disposed of during either the current or previous corresponding period, indicate date of acquisition ("from dd/mm/yy") or disposal ("to dd/mm/yy").)*

Name of entity	Note	Percentage of ownership interest held at end of period or date of disposal		Contribution to net profit (loss) (*item 1.9*)	
17.1 Equity accounted associates and joint venture entities		Current period	Previous corresponding period	Current period $A'000	Previous corresponding period - $A'000
94 Alfred Street Trust		50%	50%		
ACN 085 142 785 Pty Ltd		50%	50%		
Balmain Shores Pty Ltd		50%	50%		
Brisun Pty Ltd		50%	50%	359	
Chymont Pty Limited		50%	50%		
Glenwood Land Unit Trust		50%	50%	(25)	
Motorway Business Park Pty Ltd		50%	50%		
Redhill Joint venture		50%	50%		
Soncal Pty Limited		50%	50%		
Sur-Mer (Cronulla) Pty Ltd		50%	50%		
The Wharf at Woolloomooloo Pty Ltd		50%	50%		
UniLodge Flinders		50%	50%		
W9 & 10 Stage 1 Pty Ltd		50%	50%		671
W9 & 10 Stage 2 Pty Ltd		50%	50%		
W9 & 10 Stage 3 Pty Ltd		50%	50%		
W9 & 10 Stage 4 Pty Ltd		50%	50%		
W9 & 10 Stage 4 B Pty Ltd		50%	50%		
W9 & 10 Construction Stage 1 Pty Ltd		50%	50%		
W9 & 10 Construction Stage 2 Pty Ltd		50%	50%		
W9 & 10 Construction Stage 3 Pty Ltd		50%	50%		
W9 & 10 Construction Stage 4 Pty Ltd		50%	50%		
Wharf Developments Pty Ltd		50%	50%		
Woolloomooloo Unit Trust		50%	50%		
Point Cook Unit Trust	(a)	50%	100%	-	-
Lidcombe Unit Trust	(a)	50%	100%	-	-
Australand Industrial (No 16) Pty Ltd	(a)	50%	100%	-	-
Australand Industrial (No 18) Pty Ltd	(a)	50%	100%	-	-
17.2 Total				334	671
17.3 Other material interests			-	-	-
17.4			-	334	671

(a) Joint venture entities created on 28 June 2002 by disposal of 50% interest.

Issued and quoted securities at end of current period

(Description must include rate of interest and any redemption or conversion rights together with prices and dates)

	Category of +securities	Total number	Number quoted	Issue price per security (see note 14) (cents)	Amount paid up per security (see note 14) (cents)
18.1	Preference +securities *(description)*	500,000	500,000		
18.2	Changes during current period (a) Increases through issues (b) Decreases through returns of capital, buybacks, redemptions	- -	- -		
18.3	**+Ordinary securities**	524,306,691	524,306,691		
18.4	Changes during current period (a) Increases through issues (b) Decreases through returns of capital, buybacks	38,876,631	38,876,631		
18.5	**+Convertible debt securities** *(description and conversion factor)*	-	-		
18.6	Changes during current period (a) Increases through issues (b) Decreases through securities matured, converted	- -	- -		
18.7	Options *(description and conversion factor)*			*Exercise price*	*Expiry date (if any)*
	12/8/2001 to 11/8/2003	605,000	(Not Quoted)	$1.10	11/8/03
	13/3/2002	4,178,000	(Not Quoted)	$1.61	5 years from vesting
18.8	Issued during current period	4,178,000	-	$1.61	
18.9	Exercised during current period	1,502,000 20,000	- -	$1.00 $1.10	21/4/02 11/8/03
18.10	Expired during current period	50,000	-	-	-
18.11	**Debentures** *(description)*				
18.12	Changes during current period (a) Increases through issues (b) Decreases through securities matured, converted	- -	- -		
18.13	Unsecured notes *(description)*				
18.14	Changes during current period (a) Increases through issues (b) Decreases through securities matured, converted	-	-		

Refer attached.

19.6 Revisions in estimates of amounts reported in previous interim periods. For half yearly reports the nature and amount of revisions in estimates of amounts reported in previous +annual reports if those revisions have a material effect in this half year.

N/A

19.7 Changes in contingent liabilities or assets. For half yearly reports, changes in contingent liabilities and contingent assets since the last + annual report.

New guarantees totalling $50 million were issued during the six months to 30 June 2002.

Additional disclosure for trusts

20.1 Number of units held by the management company or responsible entity or their related parties.	N/A
20.2 A statement of the fees and commissions payable to the management company or responsible entity. Identify: • initial service charges • management fees • other fees	N/A

Annual meeting

(Preliminary final report only)

The annual meeting will be held as follows:

Place	
Date	
Time	
Approximate date the +annual report will be available	

Compliance statement

1 This report has been prepared in accordance with AASB Standards, other AASB authoritative pronouncements and Urgent Issues Group Consensus Views or other standards acceptable to ASX (see note 12).

Identify other standards used

2 This report, and the +accounts upon which the report is based (if separate), use the same accounting policies.

3 This report does give a true and fair view of the matters disclosed (see note 2).

4 This report is based on +accounts to which one of the following applies.
(Tick one)

☐	The +accounts have been audited.	✓	The +accounts have been subject to review.
☐	The +accounts are in the process of being audited or subject to review.	☐	The +accounts have *not* yet been audited or reviewed.

5 If the audit review by the auditor is not attached, details of any qualifications are attached. *(Half yearly report only - the audit report or review by the auditor must be attached to this report if this report is to satisfy the requirements of the Corporations Act.)*

6 The entity has a formally constituted audit committee.

Sign here: .... Date: 25/7/2002.
(Company Secretary)

Print name: **Michael Smith**..

Notes

1. **For announcement to the market** The percentage changes referred to in this section are the percentage changes calculated by comparing the current period's figures with those for the previous corresponding period. Do not show percentage changes if the change is from profit to loss or loss to profit, but still show whether the change was up or down. If changes in accounting policies or procedures have had a material effect on reported figures, do not show either directional or percentage changes in profits. Explain the reason for the omissions in the note at the end of the announcement section. Entities are encouraged to attach notes or fuller explanations of any significant changes to any of the items in page 1. The area at the end of the announcement section can be used to provide a cross reference to any such attachment.

2. **True and fair view** If this report does not give a true and fair view of a matter (for example, because compliance with an Accounting Standard is required) the entity must attach a note providing additional information and explanations to give a true and fair view.

3. **Condensed consolidated statement of financial performance**

   Item 1.1 — The definition of "revenue" and an explanation of "ordinary activities" are set out in *AASB 1004: Revenue*, and *AASB 1018: Statement of Financial Performance*.

   Item 1.6 — This item refers to the total tax attributable to the amount shown in item 1.5. Tax includes income tax and capital gains tax (if any) but excludes taxes treated as expenses from ordinary activities (eg, fringe benefits tax).

4. **Income tax** If the amount provided for income tax in this report differs (or would differ but for compensatory items) by more than 15% from the amount of income tax *prima facie* payable on the profit before tax, the entity must explain in a note the major items responsible for the difference and their amounts. The rate of tax applicable to the franking amount per dividend should be inserted in the heading for the column "Franked amount per security at % tax" for items 15.4 to 15.7.

5. **Condensed consolidated statement of financial position**

   Format The format of the consolidated statement of financial position should be followed as closely as possible. However, additional items may be added if greater clarity of exposition will be achieved, provided the disclosure still meets the requirements of *AASB 1029: Interim Financial Reporting*, and *AASB 1040: Statement of Financial Position*. Also, banking institutions, trusts and financial institutions may substitute a clear liquidity ranking for the Current/Non-Current classification.

   Basis of revaluation If there has been a material revaluation of non-current assets (including investments) since the last +annual report, the entity must describe the basis of revaluation adopted. The description must meet the requirements of *AASB 1010: Accounting for the Revaluation of Non-Current Assets*. If the entity has adopted a procedure of regular revaluation, the basis for which has been disclosed and has not changed, no additional disclosure is required.

6. **Condensed consolidated statement of cash flows** For definitions of "cash" and other terms used in this report see *AASB 1026: Statement of Cash Flows*. Entities should follow the form as closely as possible, but variations are permitted if the directors (in the case of a trust, the management company) believe that this presentation is inappropriate. However, the presentation adopted must meet the requirements of *AASB 1026*. +Mining exploration entities may use the form of cash flow statement in Appendix 5B.

7. **Net tangible asset backing** Net tangible assets are determined by deducting from total tangible assets all claims on those assets ranking ahead of the +ordinary securities (ie, all liabilities, preference shares, outside +equity interests etc). +Mining entities are *not* required to state a net tangible asset backing per +ordinary security.

8. **Gain and loss of control over entities** The gain or loss must be disclosed if it has a material effect on the +accounts. Details must include the contribution for each gain or loss that increased or decreased the

entity's consolidated profit (loss) from ordinary activities and extraordinary items after tax by more than 5% compared to the previous corresponding period.

9. **Rounding of figures** This report anticipates that the information required is given to the nearest $1,000. If an entity reports exact figures, the $A'000 headings must be amended. If an entity qualifies under ASIC Class Order 98/0100 dated 10 July 1998, it may report to the nearest million dollars, or to the nearest $100,000, and the $A'000 headings must be amended.

10. **Comparative figures** Comparative figures are to be presented in accordance with *AASB 1018* or *AASB 1029 Interim Financial Reporting* as appropriate and are the unadjusted figures from the latest annual or half year report as appropriate. However, if an adjustment has been made in accordance with an accounting standard or other reason or if there is a lack of comparability, a note explaining the position should be attached. For the statement of financial performance, *AASB 1029 Interim Financial Reporting* requires information on a year to date basis in addition to the current interim period. Normally an Appendix 4B to which *AASB 1029 Interim Financial Reporting* applies would be for the half year and consequently the information in the current period is also the year to date. If an Appendix 4B Half yearly version is produced for an additional interim period (eg because of a change of reporting period), the entity must provide the year to date information and comparatives required by *AASB 1029 Interim Financial Reporting*. This should be in the form of a multi-column version of the consolidated statement of financial performance as an attachment to the additional Appendix 4B.

11. **Additional information** An entity may disclose additional information about any matter, and must do so if the information is material to an understanding of the reports. The information may be an expansion of the material contained in this report, or contained in a note attached to the report. The requirement under the listing rules for an entity to complete this report does not prevent the entity issuing reports more frequently. Additional material lodged with the +ASIC under the Corporations Act must also be given to ASX. For example, a director's report and declaration, if lodged with the +ASIC, must be given to ASX.

12. **Accounting Standards** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if one exists) must be complied with.

13. **Corporations Act financial statements** This report may be able to be used by an entity required to comply with the Corporations Act as part of its half-year financial statements if prepared in accordance with Australian Accounting Standards.

14. **Issued and quoted securities** The issue price and amount paid up is not required in items 18.1 and 18.3 for fully paid securities.

15. **Details of expenses** *AASB 1018* requires disclosure of expenses from ordinary activities according to either their nature or function. For foreign entities, there are similar requirements in other accounting standards accepted by ASX. *AASB ED 105* clarifies that the disclosures required by *AASB 1018* must be either *all* according to nature or *all* according to function. Entities must disclose details of expenses using the layout (by nature or function) employed in their +accounts.

    The information in lines 1.23 to 1.27 may be provided in an attachment to Appendix 4B.

    Relevant Items *AASB 1018* requires the separate disclosure of specific revenues and expenses which are not extraordinary but which are of a size, nature or incidence that disclosure is *relevant* in explaining the financial performance of the reporting entity. The term "relevance" is defined in *AASB 1018*. There is an equivalent requirement in *AASB 1029: Interim Financial Reporting*. For foreign entities, there are similar requirements in other accounting standards accepted by ASX.

16. **Dollars** If reporting is not in A$, all references to $A must be changed to the reporting currency. If reporting is not in thousands of dollars, all references to "000" must be changed to the reporting value.

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17. **Discontinuing operations**

Half yearly report

All entities must provide the information required in paragraph 12 for half years beginning on or after 1 July 2001.

Preliminary final report

Entities must either provide a description of any significant activities or events relating to discontinuing operations equivalent to that required by paragraph 7.5 (g) of *AASB 1029: Interim Financial Reporting*, or, the details of discontinuing operations they are required to disclose in their accounts in accordance with *AASB 1042 Discontinuing Operations*.

In any case the information may be provided as an attachment to this Appendix 4B.

18. **Format**

This form is a Word document but an entity can re-format the document into Excel or similar applications for submission to the Companies Announcements Office in ASX.

AUSTRALAND HOLDINGS LIMITED

Attachment to proforma half-yearly report for the period ended 30 June 2002.

The consolidated entity is organised into the following divisions:

- Land & Housing
- Apartments
- Commercial & Industrial

The consolidated entity operates wholly within Australia.

Industry Segments 30 JUNE 2002	Land & Housing $'000	Apartments $'000	Commercial & Industrial $'000	Other $'000	Consolidated $'000
Total Segment revenue	188,713	84,641	73,043	1,004	347,401
Segment result	44,758	(8,714)	668	230	36,942
Net borrowing costs	-	-	-	(124)	(124)
Share of net profits of associates and joint venture	(36)	513	-	-	477
Profit from ordinary activities before income tax expense	44,722	(8,201)	668	106	37,295
Income tax expense					(12,593)
Profit from ordinary activities after income tax expense					24,702
Depreciation and amortisation expense	608	1,614	2,117	-	4,339

Industry Segments 30 JUNE 2001	Land& Housing $'000	Apartments $'000	Commercial & Industrial $'000	Other $'000	Consolidated $'000
Total Segment revenue	193,932	320,788	111,607	929	627,256
Segment result	20,083	33,329	5,990	325	59,727
Net borrowing costs	-	-	-	(15,260)	(15,260)
Share of net profits of associates and joint venture	-	958	-	-	958
Profit from ordinary activities before income tax expense	20,083	34,287	5,990	(14,935)	45,425
Income tax expense					(12,306)
Profit from ordinary activities after income tax expense					33,119
Depreciation and amortisation expense	860	2,024	2,807	-	5,491

CHANGE IN ACCOUNTING POLICY

Recognition of sales and profits

Integrated land and housing, medium-density and high-rise developments

The consolidated entity has changed its accounting policy for recognition of sales and profits for integrated land and housing, medium-density and high-rise developments effective from 1 January 2002.

This accounting policy has been changed as the directors believe that the new policy below will enable users of the financial report to more readily understand the revenue and profit emergence from large scale apartments projects currently being developed by the consolidated entity. Such large scale projects take a considerable time to develop and often straddle various accounting balance dates without revenue and profit emergence. The new threshold for emergence will bring to account revenue and profits based on when substantially all of the delivery risks of project construction are able to be reliably quantified and hence total project profit is capable of reliable measurement.

Prior to 1 January 2002 the following policy was applied:

"Sales of integrated land and housing, medium density and high-rise developments occurring after the registration of the strata plan of the relevant building were recognised in full. Where sales occurred prior to the registration of the strata plan, 100% of the sales and 75% of the profit were recognised once construction work in progress was independently certified to be equivalent to or more than 85% of the total construction works covered by each strata plan for which pre-sales are to be brought to account. The remaining 25% of profit was recognised after registration of the strata plan."

From 1 January 2002 the following policy has been adopted:

"Sales of integrated land and housing, medium density and high rise developments occurring after the registration of strata plan of the relevant building are recognised in full.

Sales of integrated land and housing, medium density and high rise-developments occurring prior to registration of the strata plan of the relevant building are recognised upon exchange of sales contracts where all the conditions under the sales contracts have been met or are likely to be met, in accordance with the proportion of construction work complete provided contracts works have progressed to 50% or more. In determining the estimated profit appropriate allowance is made for project contingencies."

Revenue has been reduced by $5,915,000 and cost of properties sold by $5,915,000 in the statement of financial performance for the 6 months ended 30 June 2002 as a result of the change in accounting policy.

No adjustment is required in respect of the opening balance of retained earnings as at 1 January 2002 as result of the change in accounting policy.

Reinstatement of comparatives

	CONSOLIDATED	
	Year ended 31/12/2001 $'000 (restated)	6 months ended 31/06/01 $'000 (restated)
Pro forma statements of financial performance and the reinstatement of retained profits		
The proforma statements of financial performance and reinstatement of retained profits show the information that would have been disclosed had the new accounting policy in this note always been applied for year ended 31 December 2001 and six months ended 30 June 2001.		
Revenue from ordinary activities	1,128,360	513,843
Cost of property sold	(906,511)	(430,222)
Employee benefits expense	(54,483)	(27,095)
Depreciation & lease amortisation	(4,590)	(2,581)
Amortisation of goodwill	(5,424)	(2,910)
Borrowing costs expense	(26,524)	(15,260)
Other expenses from ordinary activities	(46,848)	(5,693)
Share of net profits of associates and joint venture partnerships accounted for using the equity method	12,626	958
Operating profit from ordinary activities before income tax	96,606	31,040
Income tax expense	(27,276)	(7,257)
Reinstated profit attributable to members	69,330	23,783
Reinstatement of retained profits		
Reported retained profits as at 31 December 2000	135,593	135,593
Increase in retained profits arising from change in accounting policy (*)	12,102	12,102
Restated retained profits as at 1 January 2001	147,695	147,695
Restated profits attributable to members of the company	69,330	23,783
Dividends provided for or paid	(62,474)	(31,239)
Restated retained profits as at 31 December 2001 and 30 June 2001	154,551	140,239

* The increase in profits for year ended 31 December 2000 reflects the emergence of profits from projects that were between 50% and 85% construction complete as at 31 December 2000.

For the year ended 31 December 2001 consolidated revenue would have reduced by $124,425,000 to $1,128,360,000, cost of properties sold would have reduced by 106,089,000 to $906,511,000 and operating profit from ordinary activities before tax would have reduced by $18,336,000 (tax effect $6,234,000) to $96,606,000 .

For six months ended 30 June 2001 consolidated revenue would have reduced by $113,413,000 to $513,843,000 cost of properties sold would have reduced by $99,028,000 to $430,222,000 and operating profit from ordinary activities before tax would have reduced by $14,385,000 (tax effect $5,049,000) to $31,040,000.

The directors do not believe that the reinstatement of statement of financial position, as a result of the change in accounting policy, as at 30 June 2001 is significant and as a consequence this has not been disclosed. There is no impact on the statement of financial position as at 31 December 2001 as a result of the new accounting policy.


AUSTRALAND

Australand Holdings Limited

Investor Presentations

Half Year Ended – 30 June 2002

(July 2002)

INVESTOR PRESENTATION

- Summary
- Review of Half Yearly Results
- Review by Business
- Group Outlook
- General Discussion

SUMMARY

Brendan Crotty

Managing Director

SUMMARY

- Full year profit still expected to slightly exceed the 2001 after tax profit of $81.4m.
- Profit after tax for six months down 25.4% to $24.7m.
- Interim Quarterly Dividend of 3¢ per ordinary share will be franked to 100%.
- Major improvement in Land & Housing division, with profit up 120% on previous corresponding period.
- Apartments division gross sales revenue and profits down due to timing of construction but continues to generate strong pre-sales on its projects.
- Commercial & Industrial division gross revenue and profit below that for the June half 2001, again due to construction progress.

SUMMARY - continued

- In the half year, Commercial & Industrial generated record pre-lease transactions of 171,000 sq metres.
- The value of properties that will be held in Wholesale Property Trusts managed by Australand was $346m at June 2002. Sufficient tenants and projects identified to form Wholesale Property Trust No. 3.
- Acquisitions, together with current projects, will underpin profitability for the next 2 years.
- Change in accounting policy for profit recognition for Integrated Land & Housing, medium-density and high-rise developments has no impact on June 2002 result and will have no significant impact on December full year result.

82-4507

REVIEW OF HALF YEARLY RESULTS

Phil Beale

Chief Financial Officer

RESULTS

		30/6/02 A$mill	30/6/01 A$mill
Sales	Down 44.6%	347.4	627.3
Profit After Tax	Down 25.4%	24.7	33.1
EPS (1)		4.40¢	6.39¢
Dividend (2)		6.0¢	6.0¢

1) EPS reduced due to low profit emergence from pre-sales on apartments plus dilutive impact of March 2002 placement.

2) Australand returns to a fully franked dividend for the interim payable in August 2002.

GROUP FINANCIALS

	Land & Housing	Apartments	Commercial	Net Unallocated Finance Costs	Consolidated
	A$mill	A$mill	A$mill	A$mill	A$mill
Sales Revenue	186.9	81.8	72.1	1.1	341.9
Share of net profit or loss/result of Associates	1.8	2.8	0.9		5.5
Total segment revenue	**188.7**	**84.6**	**73.0**	**1.1**	**347.4**
Segment result – profit before tax	**44.7**	**(8.2)**	**0.7**	**0.1**	**37.3**
Income tax expense					(12.6)
Profit after tax					**24.7**
Segment Assets	576.2	684.4	359.4	-	1,620.0
Segment Liabilities	301.9	324.7	255.5	-	882.1
Net Interest Bearing Debt to Equity	53.6%	29.3%	71.9%	-	59.2%
External Liabilities to Tangible Assets	52.3%	49.2%	79.4%	-	56.6%

See notes following



GROUP FINANCIALS - continued

1. Net interest bearing debt to equity 59.2% compared to 58.5% as at 30/06/01.
2. Net Tangible Assets up from $1.24 per share to $1.29 per share.
3. Net operating cashflows for the half are an outflow of $75.1m (2000 – inflow of $10.0m).
4. Acquisitions cashflow $208.6m (2001 - $169.1m).
5. Development cashflow $283.3m (2001 - $243.7m).
6. Net Interest Bearing Debt up $35.3m to $436.6m.
7. Payables down $111.6m mainly due to reduction in amounts owed to Land Vendors payments made for acquisitions in 2001 and reduced acquisitions program in 2002.

LAND & HOUSING

LAND & HOUSING

- Sales Revenue down by $5.2million to $186.9m. generated by sale of 1089 lots and 245 houses, but pre-tax margin was $44.7mln (24%) compared to 10.8% for 2001. Margin more likely to be in the 18% to 20% range for full year.

- Higher profits from all business units except Sydney which was adversely affected by approval delays.

- Full year 2002 pre-tax profit will exceed 2001 result ($54.6m), because of higher margins, despite an anticipated drop in revenue.

- Strong market conditions have contributed to the improvement in margins.

APARTMENTS

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82-4507

APARTMENTS

- Sales revenue of $81.8m was generated from the sale of 179 apartments during the June '02 half-year.
- A pre-tax loss of $8.2 m was incurred by the Division, reflecting low profit emergence from pre-sales and an additional provision of $4m taken in respect of the Trenerry Crescent, Collingwood project.
- The Division holds pre-sales in respect of wholly owned projects with an aggregate value in excess of $660m (2xDec2001 level) and ALZ has a 50% interest in JV projects with pre-sales of $140.9m.
- Embedded pre-tax profit in wholly owned pre-sales is in excess of $80m-margins in JV projects similar to wholly owned.
- Full year result is likely to be equivalent to or slightly below 2001.

APARTMENTS - continued

- New accounting policy will recognise revenue and profit from apartment pre-sales progressively from 50% complete threshold, compared to 85% threshold that applied up to December 2001. No impact on June half-year and only a minor impact on full year result.
- Projects with a completed value in excess of $100m may be financed via securitisation vehicles. Subject to there being a substantial transfer of risk to financially sound third parties, some profit may emerge from the use of this type of structure.
- Despite demand for apartment projects being generally softer, all projects are still generating good pre-sales.
- Freshwater - 230 spoken for - Approx. 350 to be sold over the next 3 years.

COMMERCIAL & INDUSTRIAL WHOLESALE PROPERTY TRUSTS

COMMERCIAL & INDUSTRIAL

- June 2002 half-year divisional sales revenue of $72.1 m was lower than June 2001 half year revenue of $111.3m.
- Divisional pre-tax profit after allocation of corporate overhead and interest was only $0.67m due to lower than anticipated construction progress.
- The full 2002 year result is expected to slightly exceed last year's pre-tax profit of $22.3m.
- Pre-leases for 13 industrial and 3 commercial properties were negotiated during the half-year, involving 171,000sqm of space - strongest ever performance for a half year, compared with 239,000sqm built in 2001.

82-4507

COMMERCIAL & INDUSTRIAL - continued

- Transaction sizes have been generally higher which has more than offset the fall in the no of deals negotiated.

- Negotiations have commenced to pre-sell the Freshwater office tower, in Melbourne, subject to a call option in favour of ALZ, over 50% of the tower, exercisable in 2006. Construction is expected to be complete in 3rd qtr. 2004.

- ALZ also intends to pre-sell its 50% interest in the King Street Wharf office tower which is being developed jointly with Multiplex.

- KPMG has a pre-lease over 28,000 sqm in the KSW tower.

- PWC has entered into a pre-lease for 50% of the Freshwater office tower, which will have a total NLA of 48,000 sqm.

WHOLESALE PROPERTY TRUSTS

- Two Wholesale Property Trusts holding 18 properties value at $346m.
- Properties fully tenanted with average lease term of 10 years.
- ALZ retains minimum of 15% in each Trust.
- Strong performance by both Trusts.
- Third Wholesale Property Trust to be formed during second half – minimum value $200m.
- Current plan to staple three trusts to ALZ shares by mid 2004.

GROUP OUTLOOK

OUTLOOK

- The residential market in the capital cities is ultimately driven by the growth in the employment base.
- Most Australand projects will continue to benefit from favourable supply/demand conditions, during 2002.
- The interest rate environment will have the largest impact on market sentiment.
- Commercial & Industrial deal pipelines remain healthy.
- Land & Housing achieving strong sales enquiries.
- Apartments still generating a significant level of pre-sales despite a softening of demand in some segments.

OUTLOOK - continued

- **2002 profit should slightly exceed 2001 result.**
- **Board and management are committed to building diversified, sustainable profit streams that will increase shareholder value in the longer term, including the stapling of the Wholesale Property trusts to Australand's ordinary shares within the next two years.**

82-4507

82-4507



02 AUG 20 AM 9:09

CapitaLand Limited
168 Robinson Road #30-01 Capital Tower Singapore 068912
Tel: 65 6823 3200 Fax: 65 6820 2202 Website: www.capitaland.com

ANNOUNCEMENT AND NEWS RELEASE BY CAPITALAND'S SUBSIDIARY, THE ASCOTT GROUP LIMITED – "HALF YEAR FINANCIAL STATEMENT"

CapitaLand Limited's subsidiary, The Ascott Group Limited ("Ascott"), has today announced its unaudited results for the half year ended 30 June 2002.

For details, please refer to the announcement and news release posted by Ascott on the SGX website www.sgx.com.sg.

Lim Mei Yi
Company Secretary
25 July 2002

s: sec/sgx-annc/ascott/halfyrresults-25Jul02.doc
25 Jul 2002 (JLMS/june)

82-4507

MASNET No. 20 OF 25.07.2002
Announcement No. 20

THE ASCOTT GROUP LIMITED

Half Year Financial Statement ended 30 June 2002

Financial statements for the <six months ended 30 June 2002>.
These figures have not been audited.

-		Group			Company		
-		S$'000		%	S$'000		%
-	-	6 months ended 30 June 2002	6 months ended 30 June 2001	Increase/ (Decrease)	6 months ended 30 June 2002	6 months ended 30 June 2001	Increase/ (Decrease)
1.(a)	Turnover	122,274	141,610	-14	14,235	14,743	-3
1.(b)	Cost of sales or classification as followed in the most recent audited annual financial statements	(80,561)	(81,917)	-2	(6,305)	(4,880)	+29
1.(c)	Gross profit/loss	41,713	59,693	-30	7,930	9,863	-20
1.(d)	Investment income	0	0	0	0	0	0
1.(e)	Other income including interest income	29,007	15,725	+84	10,122	617	+1541
2.(a)	Operating profit before income tax, minority interests, extraordinary items, interest on borrowings, depreciation and amortisation, foreign exchange gain/(loss) and exceptional items	60,212	52,832	+14	10,575	6,043	+75
2.(b)(i)	Interest on borrowings	(11,450)	(31,218)	-63	(4,032)	(4,254)	-5
2.(b)(ii)	Depreciation and amortisation	(15,818)	(15,045)	+5	(901)	(744)	+21
2.(b)(iii)	Foreign exchange gain/(loss)	659	4,050	-84	682	180	+279
2.(c)	Exceptional items (provide separate disclosure of items)	0	0	0	0	0	0

-		Group			Company		
-		S$'000		%	S$'000		%
-	-	6 months ended 30 June 2002	6 months ended 30 June 2001	Increase/ (Decrease)	6 months ended 30 June 2002	6 months ended 30 June 2001	Increase/ (Decrease)
2.(d)	Operating profit before income tax, minority interests and extraordinary items but after interest on borrowings, depreciation and amortisation, foreign	33,603	10,619	+216	6,324	1,225	+416

	and exceptional items						
2.(e)	Income derived from associated companies (With separate disclosure of any items included therein which are exceptional because of size & incidence)	(863)	1,661	-152	0	0	0
2.(f)	Operating profit before income tax	32,740	12,280	+167	6,324	1,225	+416
2.(g)	Less income tax (Indicate basis of computation)	(5,385)	(10,189)	-47	(256)	(331)	-23
2.(g)(i)	Operating profit after tax before deducting minority interests	27,355	2,091	+1208	6,068	894	+579
2.(g)(ii)	Less minority interests	(4,463)	1,992	-324	0	0	0
2.(h)	Operating profit after tax attributable to members of the company	22,892	4,083	+461	6,068	894	+579
2.(i)(i)	Extraordinary items (provide separate disclosure of items)	0	0	0	0	0	0
2.(i)(ii)	Less minority interests	0	0	0	0	0	0
2.(i)(iii)	Extraordinary items attributable to members of the company	0	0	0	0	0	0

-		Group			Company		
-		S$'000		%	S$'000		%
-	-	6 months ended 30 June 2002	6 months ended 30 June 2001	Increase/ (Decrease)	6 months ended 30 June 2002	6 months ended 30 June 2001	Increase/ (Decrease)
2.(i)(iv)	Transfer to/from Exchange Reserve	0	0	0	0	0	0
2.(i)(v)	Transfer to Capital Reserve	0	0	0	0	0	0
2.(i)(vi)	Transfer to Reserve Fund	0	0	0	0	0	0
2.(j)	Operating profit after tax and extraordinary items attributable to members of the company	22,892	4,083	+461	6,068	894	+579

-		Group Figures	
-		Latest period	Previous corresponding period
3.(a)	Operating profit [2(g)(i) above] as a percentage of turnover [1(a) above]	22.40%	1.50%

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3.(b)	Operating profit [2(h) above] as a percentage of issued capital and reserves at end of the period	2.00%	0.40%
3.(c)	Earnings per ordinary share for the period based on 2(h) above :-		
	(i) Based on weighted average number of ordinary shares in issue #	1.48	0.26
	(ii) On a fully diluted basis	1.48	0.26
	(To disclose the basis used in arriving at the weighted average number of shares for the purposes of (c)(i) above and to provide details of any adjustments made for the purpose of (c)(ii) above) +		
3.(d)	Net tangible asset backing per ordinary share based on existing issued share capital as at the end of the period reported on @	74.7	82.0

3.(e) To provide an analysis of expenses based on their function within the group for the current and previous corresponding period

Analysis of expenses :	**6 months ended 30 June 2002**	**6 months ended 30 June 2001**
- Cost of sales	80,561	81,917
- Administrative expenses	24,791	22,873
- Other operating expenses	876	10,708
	106,228	115,498

Net earnings per share calculation is based on 1,549,330,092 shares of S$0.20 each in issue for the six months ended 30 June 2002 (30 June 2001: 1,549,330,092 shares).

+ The fully diluted earnings per share is based on the weighted average number of 1,550,486,839 shares of S$0.20 each in issue for the six months ended 30 June 2002. This is arrived at after taking into consideration the potential shares arising from the exercise of share options which would dilute the basic earnings per share.

@ Net tangible asset per share calculation is based on the issued shares of 1,549,330,092 outstanding as at 30 June 2002 (30 June 2001: 1,549,330,092 shares).

-		Group			Company		
Item 4 is not applicable to interim results		S$'000		%	S$'000		%
-	-	6 months ended 30 June 2002	6 months ended 30 June 2001	Increase/ (Decrease)	6 months ended 30 June 2002	6 months ended 30 June 2001	Increase/ (Decrease)
4.(a)	Sales reported for first half year						
4.(b)	Operating [2(g)(i) above] reported for first half year						
4.(c)	Sales reported for second half year						
4.(d)	Operating profit [2(g) (i) above] reported for second half year						

5.(a) Amount of any adjustment for under or overprovision of tax in respect of prior years

There was no adjustment for over or under provision of current and deferred tax in respect of prior years.

5.(b) Amount of any pre-acquisition profits

No pre-acquisition profits are included in the results of the Group for the six months ended 30 June 2002.

5.(c) Amount of profits on any sale of investments and/or properties

▸ *Item 5c Table*

5.(d) Any other comments relating to Paragraph 5

Not Applicable

6. <u>Segmental Results</u>

82-4507

GROUP TURNOVER AND PROFIT ANALYSIS

	Turnover		Profit before Interest, Exceptional Item and Tax[1]		Depreciation, Amortisation, Exceptional Item and Tax[1]	
	6 months ended 30 JUNE		6 months ended 30 JUNE		6 months ended 30 JUNE	
	2002 S$'000	2001 S$'000	2002 S$'000	2001 S$'000	2002 S$'000	2001 S$'000
By Business Segments						
Serviced Residence	77,883	67,992	18,172	14,897	30,838	27,058
Retail	19,462	41,858	10,693	36,759	11,781	38,021
Residential & Others	24,929	31,760	16,188	(9,819)	18,252	(8,197)
	122,274	141,610	45,053	41,837	60,871	56,882
By Region						
Within Singapore	48,935	77,219	22,200	50,354	23,717	53,396
Asia (excluding Singapore)	44,648	35,208	8,049	(9,402)	21,711	2,427
Australia and New Zealand	26,976	24,904	(756)	(1,343)	(143)	(1,241)
United Kingdom	1,715	4,279	15,560	2,228	15,586	2,300
	122,274	141,610	45,053	41,837	60,871	56,882

The Asia operations refer to the Group's operations in Malaysia, Indonesia, Philippines, Thailand, People's Republic of China and Vietnam.

[1] *Before taking into account share of associated companies and jointly controlled entities pretax loss (in Singapore, Thailand, Malaysia, Vietnam, Myanmar and United Kingdom), amounting to S$863 thousand in 1H2002 (vs. pretax profit of S$1,661 thousand in 1H2001).*

7.(a) Review of the performance of the company and its principal subsidiaries

THE COMPANY

Turnover of the Company declined by 3% or S$0.5 million to S$14.2 million, mainly because of lower rental income generated from The Ascott, Singapore. Pre-tax profit increased by 416% or S$5.1 million as compared to 1H2001. This was mainly attributable to the gain arising from the sale of a wholly-owned subsidiary to a jointly controlled entity.

THE GROUP

In the period under review, the Group continued its strategic drive to transform itself to a pure-play global serviced residence business and divest its non-core assets. In the first 6 months of the year, the Group divested $148 million of its non-core assets. As compared to 1H2001, the value of non-core assets has decreased by S$670 million to S$586 million. The debt/equity gearing ratio has also decreased from 0.81 to 0.42. Over the same corresponding period, total number of units of serviced residences in operation has increased by approximately 2,200 units to about 6,900 units. More significantly, the serviced residence business has overtaken the other two business segments ('retail' and 'residential and others') combined, to become the major contributor to the Group's turnover. This trend is expected to accelerate, as the Group's serviced residence portfolio grows, newer properties stabilise in their operations, and divestment of its non-core assets continues.

(a) Turnover

2Q2002 vs 2Q2001

S$'000	2Q2002	2Q2001	Growth	
Serviced Residence	39,050	34,796	4,254	12%
Retail	9,665	20,942	(11,277)	-54%
Residential & Others	4,477	23,939	(19,462)	-81%
Total	53,192	79,677	(26,485)	-33%

The Group's turnover for 2Q2002 decreased by 33% or S$26.5 million to S$53.2 million as compared to the corresponding period last year mainly because of lower turnover due to divestment of its investments in the retail and 'residential and others' sectors.

Turnover for the serviced residence sector grew by 12% or S$4.3 million over that of 2Q2001. The higher turnover was mainly contributed by new acquisitions from the Oakford serviced residences (acquired on 31 December 2001) and new contributions from properties, namely The Ascott Pudong and Somerset Fortune Garden which were opened after 2Q2001.

Turnover for the retail sector was 54% or S$11.3 million lower than 2Q2001. This was attributable to the sale of Orchard Point retail podium in May 2001 and the sale of Junction 8 and Funan The IT Mall in December 2001.

The 'residential and others' sector's turnover of S$4.5 million was 81% or S$19.5 million lower than 2Q2001. The drop in turnover was mainly due to lower sale of units in the Colonnades and Icon projects in Australia, as they were substantially sold by the end of FY 2001.

1H2002 vs 1H2001

S$'000	1H2002	1H2001	Growth	
Serviced Residence	77,883	67,992	9,891	15%
Retail	19,462	41,858	(22,396)	-54%
Residential & Others	24,929	31,760	(6,831)	-22%

82-4507

Total	122,274	141,610	(19,336)	-14%

Compared to 1H2001, the Group's turnover for 1H2002 decreased by 14% or S$19.3 million to S$122.3 million. This was attributable mainly to lower contribution from the retail sector.

The serviced residence sector grew by 15% or S$9.9 million due to new contributions from the Oakford and China serviced residences offset by lower contribution from the Singapore serviced residences as a result of the general economic slowdown.

Turnover for the retail sector decreased by 54% or S$22.4 million, mainly attributable to the sale of Orchard Point retail podium in May 2001, sale of Junction 8 and Funan The IT Mall in December 2001.

Turnover of the "residential and others" sector decreased by 22% or S$6.8 million due to lower sale of units in the Colonnades and Icon projects in Australia, as they were substantially sold by the end of FY 2001.

(b) EBITDA

2Q2002 vs 2Q2001

S$'000	2Q2002	2Q2001	Growth	
Serviced Residence	11,370	14,440	(3,070)	-21%
Retail	5,971	22,014	(16,043)	-73%
Residential & Others	16,508	1,351	15,157	1122%
Total	33,849	37,805	(3,956)	-10%

For 2Q2002, the Group's profit before interest, tax, depreciation and amortisation ('EBITDA') decreased by 10% or S$4.0 million to S$33.8 million compared to S$37.8 million in 2Q2001.

EBITDA for the serviced residence sector in 2Q2002 decreased by 21% or S$3.1 million to S$11.4 million. This was mainly due to lower contribution from the Singapore serviced residences and losses incurred by Oakford serviced residences.

The EBITDA of the retail sector in 2Q2002 decreased by 73% or S$16.0 million compared to the corresponding period in 2001, due to the sale of Orchard Point retail podium, Junction 8 and Funan The IT Mall. The decline would have been sharper if not for the higher contribution from Scotts Shopping Centre which the Group still owns.

EBITDA of the 'residential and others' sector increased by S$15.2 million. This was mainly due to the gain arising from the sale of York Road Limited and LC Ventura (Tampines) Pte Ltd which owned the Ventura Place, offset by a loss arising from the sale of Costa Sands resorts.

S$'000	1H2002	1H2001	Growth	
Serviced Residence	30,838	27,058	3,780	14%
Retail	11,780	38,021	(26,241)	-69%
Residential & Others	18,253	(8,197)	26,450	323%
Total	60,871	56,882	3,989	7%

The Group's EBITDA went up by S$4.0 million or 7%, due to higher contribution from the serviced residence and "residential & others" sectors, offset by the lower contribution from the retail sector.

EBITDA of the serviced residence sector increased by 14% or S$3.8 million to S$30.8 million. The increase was mainly due to the gain of S$5.8 million arising from the sale of a wholly-owned subsidiary owning The Ascott Mayfair. Improved occupancy and rental rates achieved by the serviced residences in China, Auckland and Vietnam, despite weaker performance from the Singapore serviced residences also contributed to the increase in EBITDA.

The EBITDA of the retail sector decreased by 69% from S$38.0 million to S$11.8 million. This was attributable to the loss of rental income following the sale of Orchard Point retail podium, Junction 8 and Funan The IT Mall , offset by better performance of Scotts Shopping Centre.

The EBITDA of the "residential and others" sector increased by 323% or S$26.5 million. This was mainly due to the net gain of S$16.8 million arising from the sale of York Road Limited and LC Ventura (Tampines) Pte Ltd which owned the Ventura Place, offset by a loss from sale of Costa Sands resorts. In 1H2001, an impairment loss of S$10.5 million was recognised in respect of the Master Golf and Country Club.

(c) Share of Losses of Associated Companies

The Group's share of associated companies' losses was S$0.9 million in 1H2002 compared to profit of S$1.7 million recorded in 1H2001. The losses were mainly due to weaker than expected performance in the United Kingdom from the Ascott-Dilmun joint venture and start-up losses from The Ascott, Beijing.

(d) Profit Attributable to Members of the Company

2Q2002 vs 2Q2001

For 2Q2002, the Group's attributable profit increased by S$1.0 million to S$13.6 million compared to a profit of S$12.6 million in 2Q2001.

1H2002 vs 1H2001

The September 11 terrorist attacks and the general global economic slowdown had negatively impacted a few of the Group's serviced residence markets in 1H2002. Despite the tougher overall market conditions, the Group was operationally profitable. Boosted by gains from sales of the Group's assets totalling S$18.9 million (net of minority interest), the

82-4507

Group's attributable profit for 1H2002 increased by S$18.8 million to S$22.9 million compared to S$4.1 million for 1H2001.

7.(b) Where a forecast, or a prospect statement, has been previously disclosed to shareholders, the issuer must explain any variance between the forecast or prospect statement and the actual results

None

7.(c) A statement by the Directors of the Company whether any item or event of a material or unusual nature, which would have affected materially the results of operations of the Group and Company, has occurred between the date to which the report refers and the date on which the report is issued. If none, to give a negative statement.

In the opinion of the directors, no item, transaction or event of a material or unusual nature has occurred between 30 June 2002 and the date of this report which would materially affect the results of the operations of the Group and of the Company for the six months ended 30 June 2002.

8. A commentary at the date of this announcement of the competitive conditions of the industry in which the group operates and any known factors or events that may affect the group in the next reporting period

Economic outlooks of the major cities in which the Group operates are improving. 3Q2002 operational performance of the serviced residence sector is expected to benefit particularly from the recovery of the London and Singapore markets which the Group is currently experiencing. For the retail properties, operational performance should remain stable.

The sales of two subsidiaries, Shanghai Yong Liang Real Estate Development Co Ltd which owns the Somerset Grand Shanghai and Hua Li Holdings Pte Ltd, which owns a piece of residential land in Shanghai, are expected to be completed in July/August 2002. The gain arising from the sales, amounting to S$2.5 million, would then be realised in the third quarter of 2002.

Barring unforeseen circumstances, the third quarter and the full year are expected to remain profitable. However, the attributable profit for FY 2002 will not be of the same level as that for FY 2001 as last year's profit was underpinned by S$85.7 million in divestment gain from the sale of Funan The IT Mall and Junction 8 shopping centres.

(a) Any dividend declared for the present financial period? None
(b) Any dividend declared for the previous corresponding period? None

(c) Total Annual Dividend (if applicable)

-	Latest Year ()	Previous Year ()
Ordinary		
Preference	0	0
Total:		

(d) Date payable

NIL

(e) Books closure date

N.A.

(f) Any other comments relating to Paragraph 9

NIL

10.(a) Balance sheet

82-4507

BALANCE SHEET

	COMPANY		GROUP	
	30.06.02	31.12.01	30.06.02	31.12.01
	S$'000	S$'000	S$'000	S$'000
Property, Plant and Equipment	3,245	3,957	632,248	658,600
Investment Properties	330,000	330,000	907,324	976,240
Properties under Development	-	1,425	81,441	199,086
Interests in Subsidiaries	322,630	323,904	-	-
Interests in Associated Companies	4,436	3,037	10,019	10,117
Interests in Jointly Controlled Entities	-	-	64,944	63,721
Lont-term Investments	-	-	7,542	7,558
Goodwill arising on Consolidation	-	-	8,123	7,454
Current Assets	102,907	106,519	400,758	589,984
Current Liabilites	(115,466)	(102,369)	(616,043)	(892,015)
Non-Current Liabilities	(151,155)	(151,155)	(250,672)	(345,945)
	496,597	515,318	1,245,684	1,274,800
Representing:-				
Share Capital	309,866	309,866	309,866	309,866
Share Premium	48,563	48,563	291,043	291,043
Capital Reserves	113,831	113,831	612,417	617,787
Foreign Currency Translation Reserve	1,175	1,794	(4,714)	307
Unappropriated Profit/(Accumulated Loss)	23,162	41,264	(43,795)	(42,517)
Share Capital and Reserves	496,597	515,318	1,164,817	1,176,486
Minority Interest	-	-	80,867	98,314
	496,597	515,318	1,245,684	1,274,800

10.(b) Cash flow statement

	6 months ended 30/06/02 S$'000	6 months ended 30/06/01 S$'000
Cash flow from operating activities	15,560	53,027
Cash flow from investing activities		
Interest received	2,255	3,842
Acquisition of property, plant and equipment	(10,138)	(6,551)
Proceeds from disposal of property, plant and equipment	1,982	177
Additions to investment properties and properties under development	(7,792)	(18,834)
Proceeds from sale of investment properties	-	49,350
Disposal of subsidiaries and associates	144,933	-
Investment in jointly controlled entities	(17,893)	(13,067)
Other investing cashflow	(561)	(87)
	112,786	14,830
Cash flow from financing activities		
Interest paid	(11,894)	(31,218)
Dividends paid to minority shareholders	-	(233)
Dividends paid	(24,170)	(11,697)
Payment of merger expenses	-	(4,344)
Proceeds from bank borrowings	258,990	292,651
Repayment of term loans	(558,576)	(254,518)
Repayment of loans to minority shareholders	(11,912)	
Other financing cashflow	(633)	-
	(348,195)	(9,359)
Net (decrease) / increase in cash and cash equivalents	(219,849)	58,498
Cash and cash equivalents at beginning of year	358,225	108,534
Effect of exchange rate changes on balances held in foreign currencies	(810)	829
Cash and cash equivalents at end of period	137,566	167,861

10.(c) Statement of changes in equity

82-4507

STATEMENT OF CHANGES IN EQUITY

	COMPANY		GROUP	
	30.06.02	31.12.01	30.06.02	31.12.01
	S$'000	S$'000	S$'000	S$'000
Share Capital				
As at 1 January and at end of period	309,866	309,866	309,866	309,866
Share Premium				
As at 1 January	48,563	51,346	291,043	291,043
Share issue expenses	-	(2,783)	-	-
At end of period	48,563	48,563	291,043	291,043
Revaluation Reserve				
As at 1 January	18,695	34,459	103,670	247,858
Surplus / (Deficit) on revaluation of investment propeties / properties under development	-	(15,764)	(6)	(66,193)
Realisation of revaluation surplus on disposal of investment properties / subsidiaries	-	-	(4,546)	(67,638)
Share of deficit on revaluation of investment properties				
- associates	-	-	-	(12,322)
- jointly controlled entities	-	-	(729)	1,475
Translation adjustment	-	-	(84)	490
At end of period	18,695	18,695	98,305	103,670
Reserve on Consolidaiton				
As at 1 January and at end of period	-	-	17,332	17,332
Statutory Reserve				
As at 1 January	-	-	175	165
Translation adjustment	-	-	(5)	10
At end of period	-	-	170	175
Capital Reduction Reserve				
As at 1 January and at end of period	95,136	95,136	95,136	95,136
Merger Reserve				
As at 1 January	-	-	396,000	400,152
Expenses relating to merger	-	-	-	(4,152)
At end of period	-	-	396,000	396,000
Other Capital Reserve				
As at 1 January and at end of period	-	-	5,474	5,474
Foreign Currency Translation Reserve				
As at 1 January	1,794	(141)	307	(6,366)
Foreign currency translation differences	(619)	1,935	(5,021)	6,673
At end of period	1,175	1,794	(4,714)	307
Revenue Reserve				
As at 1 January	41,264	52,587	(42,517)	(72,006)
Profit for the period	6,068	374	22,892	41,186
Dividends paid	(24,170)	(11,697)	(24,170)	(11,697)
At end of period	23,162	41,264	(43,795)	(42,517)

10.(a), (b) and (c) above

None

11. Details of any changes in the company's issued share capital

Since the last financial year ended 31 December 2001, there has been no increase in the issued and paid-up capital of the Company.

Under The Ascott Share Option Plan (the "Plan"), options for 16,778,000 unissued shares of S$0.20 each were granted during the current period at the subscription price of S$0.353 per share:

Option Category	No. of Holders	Option Period	No. of Unissue Shares Under Op
Group executives	402	4 May 2003 to 3 May 2012	13,943
Parent Group executives	191	4 May 2003 to 3 May 2012	2,085
Non-executive directors	7	4 May 2003 to 3 May 2007	750
	600		16,778

As at 30 June 2002, there were 47,982,000 unissued ordinary shares of S$0.20 each of the Company under Option under the aforesaid Plan, after accounting for 1,431,000 share options that were cancelled upon resignation of staff.

12. The group's borrowings and debt securities as at the end of the financial period reported

on, and comparative figures as at the end of the most recently announced financial statements

(a) Amount repayable in one year or less, or on demand

As at 30/06/2002		As at 31/03/2002	
Secured	Unsecured	Secured	Unsecured
$388,623,000	$33,579,000	$356,905,000	$33,813,000

(b) Amount repayable after one year

As at 30/06/2002		As at 31/03/2002	
Secured	Unsecured	Secured	Unsecured
$234,909,000	$659,000	$368,787,000	$1,032,000

(c) Any other comments relating to Paragraph 12

None

13. A statement that the same accounting polices and methods of computation are followed in the financial statements as compared with the most recent audited annual financial statements. Where there have been any changes or departure from the accounting policies and methods of computation, including those required by an accounting standard, this should be disclosed together with the reasons for the change and the effect of the change

With effect from 1 January 2002, the Group has adopted the new requirements of the revised Singapore Statement of Accounting Standard 12 (2001) on Income Taxes. Based on preliminary assessment, we do not anticipate any significant adjustment arising from the adoption of this revised standard.

Except as disclosed above, the Group has adopted the same accounting policies and methods of computation in the financial statements for the current reporting period compared with the audited financial statements as at 31 December 2001.

This release may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from other companies, shifts in customer demands, customers and partners, changes in operating expenses, including employee wages, benefits and training, governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business. You are cautioned not to place undue reliance on these forward looking statements, which are based on current view of management on future events. The company undertakes no obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

BY ORDER OF THE BOARD

Chia Lee Meng
Company Secretary
25/07/2002



THE ASCOTT GROUP LIMITED
N°8 Shenton Way
#13-01 Temasek Tower
Singapore 068811

Telephone
(65) 6 220 8222

Facsimile
(65) 6 227 2220

Website
www.the-ascott.com

A member of CapitaLand

July 25, 2002
For Immediate Release
Contact:
Ida Lim (65) 6586 7230
Tay Cheng Cheng (65) 6586 7231

News Release

Ascott Achieves Higher Profits For First Half 2002

Group

	1H 2002 *S$ million*	1H 2001 *S$ million*	Change %
Turnover	**122.3**	141.6	-14
EBITDA	**60.9**	56.9	+7
Attributable Profit	**22.9**	4.1	+461
Earnings Per Share	**1.48 cents**	0.26 cents	+469
Net Tangible Assets Per Share	**74.7 cents**	82.0 cents	- 9

Serviced Residence Sector

	1H 2002 *S$ million*	1H 2001 *S$ million*	Change %
Turnover	**77.9**	68.0	+15
EBITDA	**30.8**	27.1	+14

The Ascott Group reported a profit rise of S$18.8 million to S$22.9 million for the first half of this year, compared to the first half of last year.

Group EBITDA for the first half of the year went up seven per cent to S$60.9 million, due to higher contributions from its core serviced residence business.

- more -

SINGAPORE
AUCKLAND
BANGKOK
BEIJING
GLASGOW
HANOI
HO CHI MINH CITY
HOBART
JAKARTA
KUALA LUMPUR
KUCHING
LONDON
MANCHESTER
MANILA
MELBOURNE
SHANGHAI
SURABAYA
SYDNEY
TIANJIN
TOKYO

The EBITDA for Ascott's serviced residence sector jumped 14 per cent to S$30.8 million. This was due to a S$5.8 million gain from the sale of a subsidiary owning The Ascott Mayfair in London, and improved occupancy and rental rates at its residences in China, Auckland and Vietnam.

Outlook

The Ascott Group's chief executive officer, Mr Kee Teck Koon, said that the September 11 terrorist attacks and general global economic slowdown had negatively impacted a few of the group's serviced residence markets.

However, Ascott expects improved operational performance from its serviced residence business in the third quarter.

"The economic outlook of the cities we operate in are improving. Our performance in the third quarter should particularly benefit from the recovery of the London and Singapore markets, which we are already seeing now in increased reservations. Earnings from our retail properties should be stable," said Mr Kee.

He added that a S$2.5 million gain from the sale of Ascott's subsidiaries owning Somerset Grand Shanghai serviced residence and a plot of land in Shanghai will be recognised in the third quarter.

Mr Kee said that Ascott expects a profitable 2002. However, attributable profit this year is expected to be lower than for 2001, as last year's profit was underpinned by S$85.7 million in divestment gains from the sale of Funan The IT Mall and Junction 8 shopping centres.

Global Serviced Residence Chain

Mr Kee said that the group will continue to focus on building its presence in Europe and North Asia in the second half of the year. It will also continue its strategy to achieve high capital productivity by securing more serviced residence management contracts and leases.

He added that Ascott is on-target in its transformation into a pure play global serviced residence company. Its core serviced residence business today contributes 64 per cent of its total turnover compared to 48 per cent in the first half of last year.

"This trend will accelerate as we grow our serviced residence portfolio, stabilise the operations of our new properties, and dispose non-core assets," said Mr Kee.

He added that Ascott's gearing has also decreased from 0.81 to 0.42, placing the group in a strong financial position to capitalise on international investment opportunities.

As part of its restructuring, Ascott has divested S$148 million non-core properties in the first six months of the year. It now has S$586 million non-core assets in its books, a decrease of S$670 million from the first half last year.

At the same time, Ascott has added 2,200 operational serviced apartments to its portfolio, and substantially expanded its presence beyond Asia to Australasia and the UK since mid-last year.

In line with its asset light strategy, the group has also secured six more serviced residence management contracts and leases since January.

Non-Core Sectors

EBITDA for Ascott's non-core 'residential and others' sector increased by S$26.5 million in the first half of the year to S$18.3 million, compared to a loss of S$8.2 million in the first half last year.

This was due to a net gain of S$16.8 million from the divestment of its non-core subsidiaries York Road Limited, LC Ventura Tampines and Costa Sands resorts.

As part of the planned restructuring, the EBITDA for Ascott's non-core retail business dropped 69 per cent to S$11.8 million. This was due to reduced rental income following the divestments of its Orchard Point, Junction 8 and Funan The IT Mall shopping centres in 2001.

Issued by : **The Ascott Group Limited** Website: www.the-ascott.com
8 Shenton Way, #13-01 Temasek Tower, Singapore 068811

Date : July 25, 2002

For more information, please contact:

Ida Lim, Vice President, Investor Relations & Corporate Communications
Tel: (65) 6586 7230 Hp: (65) 9628 8339 Fax: (65) 6586 7202
Email: ida.lim@the-ascott.com

Tay Cheng Cheng, Assistant Manager
Tel: (65) 6586 7231 Hp: (65) 9010 0627 Fax: (65) 6586 7202
Email: tay.chengcheng@the-ascott.com

- End -



02 AUG 20 AM 9:09

CapitaLand Limited
168 Robinson Road #30-01 Capital Tower Singapore 068912
Tel: 65 6823 3200 Fax: 65 6820 2202 Website: www.capitaland.com

ANNOUNCEMENT BY CAPITALAND'S SUBSIDIARY, THE ASCOTT GROUP LIMITED – "COMPLETION OF SALE OF THE ENTIRE SHARE CAPITAL OF HUA LI HOLDINGS PTE LTD"

CapitaLand Limited's subsidiary, The Ascott Group ("Ascott"), has today issued an announcement on the above matter. Attached Ascott's announcement is for information.

Lim Mei Yi
Company Secretary
25 July 2002

s: ses/sgx-annc/ascot/huali-CL annc25Jul02.doc
25 July 2002
JLMS/june

THE ASCOTT GROUP LIMITED

ANNOUNCEMENT

Completion of Sale of the Entire Share Capital of Hua Li Holdings Pte Ltd

On 13 June 2002, the Board of Directors of The Ascott Group Limited (the "Company") announced that the Company's wholly owned subsidiary, Ascott Residences Pte Ltd ("Ascott Residences") has, together with Hong Lim Investments Pte Ltd ("Hong Lim") and Reco Red River Pte Ltd ("Reco"), signed an agreement (the "Agreement") to sell the entire issued and paid-up share capital in Hua Li Holdings Pte Ltd ("HLH") to Shanghai Yong Ye Enterprise (Group) Co., Ltd ("Shanghai Yong Ye") and to assign the benefit of repayment of shareholders' loans made by Ascott Residences, Hong Lim and Reco to HLH to Shanghai Yong Ye. The Company wishes to further announce that the transaction was completed today.

Part of the purchase price of US$19 million (approximately SGD33.2 million) for this transaction was paid by way of a deposit. The balance of the purchase price, amounting to US$9 million (approximately SGD15.7 million) was paid today, and Ascott's share of this is US$5.4 million (approximately SGD9.4 million). The benefit of repayment of shareholders' loans of approximately US$25.9 million (SGD45.2 million) extended by Ascott Residences, Reco and Hong Lim to HLH has also been assigned to Shanghai Yong Ye. The Company's share of profit for this transaction is approximately SGD1.5 million. The reduction in profit of approximately S$0.5 million (compared to the amount of profit stated in the announcement made on 13 June 2002) is mainly due to fluctuation in USD exchange rates between 13 June 2002 and the Completion date.

All approximate SGD values are stated using the exchange rate as at 24 July 2002.

By Order of the Board
Chia Lee Meng
Company Secretary
25 July 2002

CapitaLand

CapitaLand Limited
168 Robinson Road #30-01 Capital Tower Singapore 068912
Tel : 65 6823 3200 Fax : 65 6820 2202

For immediate release

CapitaLand Turns In Net Profit Of $98.6 Million In The First Six Months Of 2002

Improves gearing ratio from 0.90 to 0.85
Anticipates a full year profit in 2002

Singapore, 26 July 2002 – The Group achieved a profit after tax and minority interest (PATMI) of $98.6 million for the first six months of 2002 despite a lower turnover. The profit for the current half year was largely due to improved operating performance by the residential operations in China and by the serviced residence operations in China, New Zealand and Vietnam, as well as lower depreciation expense and substantially lower interest expense.

This represents a turnaround from the loss of $268.3 million recorded for 1H 2001, which was due mainly to a non-cash provision of $588.2 million made for write-down in the value of the Group's landbank, foreseeable losses from ongoing projects and diminution in value of investments. However, the Group's share of net divestment gains was much lower at $36.0 million for 1H 2002, compared with the $320.5 million achieved in 1H 2001.




CapitaLand Limited
168 Robinson Road #30-01 Capital Tower Singapore 068912
Tel : 65 6823 3200 Fax : 65 6820 2202

FINANCIAL HIGHLIGHTS			
$ million	**1H 2002**	**1H 2001**	**% Change**
Turnover	1,491.6	1,757.4	(15.1%)
Earnings before interest and tax ("EBIT")	335.9	178.8	87.9%
Finance costs	(145.7)	(214.4)	(32.0%)
Profit after tax and minority interests ("PATMI")	**98.6**	**(268.3)**	**NM**

Interest expense charged to the profit and loss account in the current half year was $145.7 million, compared to $214.4 million in 1H 2001, a decrease of $68.7 million or 32%. This was due to a $1.3 billion reduction in borrowings and the lower interest rate environment. As at end June 2002, the Group's gearing stood at 0.85, an improvement from 0.90 at end June 2001.

First half EBIT for residential properties was $110.3 million compared to a loss of $431.8 million for the same period last year. EBIT for the commercial and financial business units is $148.0 million, a decline of $18.8 million or 11.2% from 1H 2001, due primarily to the absence of any divestment gains, compared to a profit of $43.3 million made in 1H 2001 from the disposal of five non-core properties. For the serviced residences business unit, EBIT of $44.2 million was lower than 1H 2001's EBIT of $47.8 million as a result of loss of contributions from divested retail assets. Hotel's 1H 2002 EBIT of $31.0 million was lower than its 1H 2001 EBIT of $463.7 million which included a significant divestment gain.

Liew Mun Leong, President and CEO, CapitaLand Limited, said: "The Group expects the third quarter of 2002 to be profitable, primarily due to gains from the sale of the CapitaMall Trust (CMT) units. CapitaLand expects its 2002 turnover to be



CapitaLand Limited
168 Robinson Road #30-01 Capital Tower Singapore 068912
Tel : 65 6823 3200 Fax : 65 6820 2202

comparable to that recorded in 2001, and its 2002 EBIT to exceed that which it reported in 2001. The Group expects to remain profitable for the full year of 2002."

This release may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, availability of real estate properties, competition from other companies and venues for the sale/distribution of goods and services, shifts in customer demands, customers and partners, changes in operating expenses, including employee wages, benefits and training, governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business. You are cautioned not to place undue reliance on these forward looking statements, which are based on current view of management on future events. The company undertakes no obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

--- END ---

For more information, please contact:

Basskaran Nair SVP, Communications	George Tanasijevich SVP, Equity Markets
Tel: 68233 554	Tel: 68233 535

For details on the analysts and media briefing, please visit our website www.capitaland.com for our webcast on that briefing.

82-4507




CapitaLand

Embargoed for release till 5.00 pm, 26 July 2002

FINAL (26/7/2002)

CAPITALAND LIMITED
2002 HALF YEAR FINANCIAL STATEMENT ANNOUNCEMENT

Financial statements for the six months ended 30 June 2002.
These figures have not been audited.

		<---- Group ---->			<---- Company ---->		
		1H 2002 S$'000	1H 2001 S$'000 (Note)	% Change	1H 2002 S$'000	1H 2001 S$'000	% Change
1(a)	**Turnover**	**1,491,564**	**1,757,413**	**(15.1)**	**88,513**	**71,315**	**24.1**
1(b)	Cost of sales	(1,045,198)	(1,729,519)	(39.6)	(12)	(1,283)	(99.1)
1(c)	Gross profit/(loss)	446,366	27,894	1,500.2	88,501	70,032	26.4
1(d)	Investment income	442	4,279	(89.7)	77,365	65,803	17.6
1(e)	Other income including interest income	80,156	518,786	(84.5)	20,349	16,528	23.1
2(a)	Op'g profit before income tax, minority interests, extraordinary items, interest on borrowings, depreciation and amortisation, foreign exchange gain/(loss), and exceptional items	357,923	282,318	26.8	97,076	74,887	29.6
2(b)(i)	Interest on borrowings	(145,735)	(214,441)	(32.0)	(55,481)	(50,468)	9.9
2(b)(ii)	Depreciation and amortisation	(55,746)	(82,885)	(32.7)	(755)	(851)	(11.3)
2(b)(iii)	Foreign exchange gain/(loss)	477	4,433	(89.2)	204	(4,487)	NM
2(c)	Exceptional items	-	-	-	-	-	-
2(d)	Operating profit/(loss) before income tax, minority interests and extraordinary items	156,919	(10,575)	NM	41,044	19,081	115.1
2(e)	Share of results of associated companies, joint venture companies and partnerships	33,264	(25,066)	NM	-	-	-
2(f)	Operating profit/(loss) before income tax	190,183	(35,641)	NM	41,044	19,081	115.1
2(g)	Taxation	(48,248)	(42,808)	12.7	(8,820)	(5,210)	69.3
2(g)(i)	**Profit/(Loss) after tax**	**141,935**	(78,449)	NM	**32,224**	**13,871**	**132.3**
2(g)(ii)	Minority interests (MI)	(43,350)	(189,894)	(77.2)	-	-	-
2(h)	**Profit/(Loss) after tax & MI**	**98,585**	(268,343)	NM	**32,224**	**13,871**	**132.3**
2(i)	Extraordinary items (EI)	-	-	-	-	-	-
2(j)	**Profit/(Loss) after tax, MI & EI attributable to members of the Company**	**98,585**	(268,343)	NM	**32,224**	**13,871**	**132.3**

Note: *Comparative figures have been restated due to reclassification of certain interest income and interest expenses to turnover and cost of sales respectively. Please see Paragraph 13(d) for details.*

NM *Not meaningful.*

CAPITALAND LIMITED
ANNEX 1: 2Q 2002 vs 1Q 2002 PROFIT AND LOSS STATEMENT

		<---- Group ----		
		2Q 2002 (3 mths) S$'000	1Q 2002 (3 mths) S$'000 (Note)	% Change
1(a)	**Turnover**	775,689	715,875	8.4
1(b)	Cost of sales	(542,877)	(502,321)	8.1
1(c)	Gross profit/(loss)	232,812	213,554	9.0
1(d)	Investment income	442	-	NM
1(e)	Other income including interest income	48,184	31,972	50.7
2(a)	Op'g profit before income tax, minority interests, extraordinary items, interest on borrowings, depreciation and amortisation, foreign exchange gain/(loss), and exceptional items	195,859	162,064	20.9
2(b)(i)	Interest on borrowings	(72,413)	(73,322)	(1.2)
2(b)(ii)	Depreciation and amortisation	(20,190)	(35,556)	(43.2)
2(b)(iii)	Foreign exchange gain/(loss)	(3,591)	4,068	NM
2(c)	Exceptional items	-	-	-
2(d)	Operating profit/(loss) before income tax, minority interests and extraordinary items	99,665	57,254	74.1
2(e)	Share of results of associated companies, joint venture companies and partnerships	20,437	12,827	59.3
2(f)	Operating profit/(loss) before income tax	120,102	70,081	71.4
2(g)	Taxation	(26,667)	(21,581)	23.6
2(g)(i)	**Profit/(Loss) after tax**	**93,435**	**48,500**	**92.6**
2(g)(ii)	Minority interests (MI)	(27,195)	(16,155)	68.3
2(h)	**Profit/(Loss) after tax & MI**	**66,240**	**32,345**	**104.8**
2(i)	Extraordinary items (EI)	-	-	-
2(j)	**Profit/(Loss) after tax, MI & EI attributable to members of the Company**	66,240	32,345	104.8

Note: *Comparative figures have been restated due to reclassification of certain interest income and interest expenses to turnover and cost of sales respectively. Please see Paragraph 13(d) for details.*

NM *Not meaningful.*

		<-------- Group -------->	
		1H 2002	**1H 2001**
3(a)	Profit after tax [2(g)(i) above] as a % of turnover	9.5%	(4.5)%
3(b)	Profit after tax & MI [2(h) above] as a % of issued capital and reserves at end of the period	1.6%	(4.1)%

3(c) **Earnings per ordinary share (EPS) based on 2(h) profit after tax & MI above after deducting any provision for preference dividends:-**

In computing the EPS for 3(c)(i) below, the weighted average number of ordinary shares in issue is 2,517.3 million (1H 2001: 2,517.3 million) during the period under review.

In computing the EPS for 3(c)(ii) below, share options and convertible bonds whose exercise prices are equal to or above the market share price of the Company as at 30 June 2002 of $1.53 are disregarded. The weighted average number of shares used for the computation for the EPS on fully diluted basis is 2,517.5 million (1H 2001: 2,517.5 million).

		<-------- Group -------->	
		1H 2002	**1H 2001**
3(c)(i)	EPS based on weighted average number of ordinary shares in issue	3.9 cts	(10.7) cts
3(c)(ii)	EPS based on fully diluted basis	3.9 cts	(10.7) cts

3(d) **Net tangible assets backing per ordinary share based on existing issued share capital as at the end of the period reported on**

	<-------- Group -------->	
	1H 2002	**1H 2001**
NTA per ordinary share	$2.38	$2.58

The decline in NTA was largely due to the Group's share of further provisions of $113.2 million made in the second half of 2001 and revaluation deficits of $424.9 million charged to reserves at 2001 year-end.

3(e) **Analysis of expenses based on their function within the group for the current and previous corresponding period**

	1H 2002 S$'000	**1H 2001 S$'000**	**% Change**
Staff costs	83,605	67,854	23.2
Depreciation & amortisation	55,746	82,885	(32.7)
Other G&A expenses	90,415	104,680	(13.6)
Total General & Admin. Expenses	**229,766**	**255,419**	**(10.0)**
Provision made/(write-back)	(16,444)	80,600	NM
Others	10,989	11,074	(0.8)
Other Operating Expenses	**(5,455)**	**91,674**	**NM**

4 **Sales & operating profit for first half year and second half year**
Not applicable to interim results reporting. To disclose only at year-end reporting.

5(a) **Amount of any adjustment for under or over-provision of tax in respect of prior years**

The provision for income tax is based on the statutory tax rates of the respective countries in which the companies are operating and after taking into account non-deductible expenses and timing differences.

The amount of under-provision of current tax included in the Group's tax charge for the 6 months ended 30 June 2002 is $5.6 million (1H 2001 : immaterial). The amount of under or over provision in prior years' deferred tax will be assessed in view of the revised Singapore Statement of Accounting Standard 12 on Income Taxes and will be disclosed at a later date.

54(b) **Amount of any pre-acquisition profits**

There were no pre-acquisition profits included in the results reported.

5(c) **Amount of profits on any sale of investments and/or properties**

Sale of investments/properties	Group's Share of Profit/(Loss) after tax and MI as at 30/6/2002 $M
First 3 months' accumulated divestment gains (for details, please refer to 2002 First Quarter Announcement)	4.1
Sale of subsidiary, Suzhou Taihu Chungten Real Estate Devt Co Ltd	5.0
Sale of subsidiary, PT Pakuwon Amethyst	15.3
Sale of subsidiary, LC Ventura Pte Ltd	1.8
Sale of associate, York Road Limited	10.4
Sale of Costa Sands resorts	(0.6)
Total Group's share of divestment gains after tax & MI	**36.0**

5(d) **Any other comments relating to Paragraph 5**

Nil.

82-4507

CAPITALAND LIMITED
2002 Half Year Financial Statement Announcement (cont'd)

6. **Segmental Results**

6(a)(a) **By Strategic Business Units (SBUs) – 2Q 2002 vs 1Q 2002**

	Turnover				Profit before interest & tax			
	2Q 2002 (3 mths) S$'000	1Q 2002 (3 mths) S$'000		% Change	2Q 2002 (3 mths) S$'000	1Q 2002 (3 mths) S$'000		% Change
Commercial & Financial	119,111	132,640	*	(10.2)	78,087	69,962	*	11.6
Residential	453,019	362,108		25.1	63,463	46,863		35.4
The Ascott Group	53,192	69,082		(23.0)	25,704	18,486		39.0
RHL Group & RCH **	130,904	127,981		2.3	23,586	7,380		219.6
Property Services Group	26,405	30,014		(12.0)	953	3,087		(69.1)
E-Business	121	57		112.3	(738)	(868)		(15.0)
Corporate and consolidation adjms	(7,063)	(6,007)		17.6	1,460	(1,507)		NM
Group	775,689	715,875	*	8.4	192,515	143,403	*	34.2

6(a)(b) **By Strategic Business Units (SBUs) – 1H 2002 vs 1H 2001**

	Turnover				Profit before interest & tax			
	1H 2002 (6 mths) S$'000	1H 2001 (6 mths) S$'000		% Change	1H 2002 (6 mths) S$'000	1H 2001 (6 mths) S$'000		% Change
Commercial & Financial	251,751	271,476	*	(7.3)	148,049	166,796	*	(11.2)
Residential	815,127	1,058,113		(23.0)	110,326	(431,840)		NM
The Ascott Group	122,274	141,610		(13.7)	44,190	47,782		(7.5)
RHL Group & RCH **	258,885	231,383		11.9	30,966	463,722		(93.3)
Property Services Gp	56,419	49,888		13.1	4,040	8,215		(50.8)
E-Business	178	-		NM	(1,606)	(1,911)		(16.0)
Non-Core Businesses	-	14,049		NM	-	(66,012)		NM
- 3 Other Hotels	-	14,049		NM	-	(10,412)		NM
- Healthcare	-	-		-	-	(55,600)		NM
Corporate and consolidation adjms	(13,070)	(9,106)		43.5	(47)	(7,952)		(99.4)
Group	1,491,564	1,757,413	*	(15.1)	335,918	178,800	*	87.9

* *Comparative figures have been restated due to reclassification of certain interest income and interest expenses to turnover and cost of sales respectively. Please see Paragraph 13(d) for details.*

** *CapitaLand Group has aligned with Raffles Holdings' depreciation rates for its hotels with effect from 1/1/2002. Hence, no further additional depreciation will be put through at Capitaland Group's level from 2002 onwards. Accordingly, the further depreciation amounting to $6.7M put through for 1Q 2002 at CapitaLand Group's level was now reversed to the profit and loss account in 2Q 2002. For 1H 2002, there was no further depreciation pertaining to Raffles Holdings' hotels put through at CapitaLand Group's level (1H 2001 : additional depreciation was $12.2M).*

Strictly for information only, the numbers reported by The Ascott Group and Raffles Holdings Group to their respective shareholders are:-

	Turnover			Profit before interest & tax (including exceptional items)		
	1H 2002 (6 mths) S$'000	1H 2001 (6 mths) S$'000	% Change	1H 2002 (6 mths) S$'000	1H 2001 (6 mths) S$'000	% Change
The Ascott Group	122,274	141,610	(13.7)	44,190	43,498	1.6
Raffles Holdings Group	190,129	179,503	5.9	35,016	373,490#	(90.6)

\# *Restated due to adoption of revised Singapore Statement of Accounting Standard 12 (2001) on Income Taxes. Please see Paragraph 13(a) for details.*

6(a)(c) **By Geographical Location – 2Q 2002 vs 1Q 2002**

	<-------------Turnover --------->			<----Profit before interest & tax---->		
	2Q 2002 (3 mths) S$'000	1Q 2002 (3 mths) S$'000	% Change	2Q 2002 (3 mths) S$'000	1Q 2002 (3 mths) S$'000	% Change
Singapore	318,305	360,659	(11.7)	105,967	98,643	7.4
Australia & New Zealand	271,782	134,768	101.7	27,843	15,828	75.9
China & Hong Kong	86,230	116,244*	(25.8)	22,750	24,732 *	(8.0)
Asia (excl. Sgp, China & HK)	18,286	19,304	(5.3)	21,787	6,280	246.9
Europe	71,984	74,885	(3.9)	6,055	(1,037)	NM
Others	9,102	10,015	(9.1)	8,113	(1,043)	NM
Group	775,689	715,875*	8.4	192,515	143,403 *	34.2

6(a)(d) **By Geographical Location – 1H 2002 vs 1H 2001**

	<-------------Turnover ---------->			<--Profit before interest & tax--->		
	1H 2002 (6 mths) S$'000	1H 2001 (6 mths) S$'000	% Change	1H 2002 (6 mths) S$'000	1H 2001 (6 mths) S$'000	% Change
Singapore	678,964	721,752	(5.9)	204,610	130,599	56.7
Australia & New Zealand	406,550	682,162	(40.4)	43,671	59,902	(27.1)
China & Hong Kong	202,474	158,515 *	27.7	47,482	(9,927) *	NM
Asia (excl. Sgp, China & HK)	37,590	47,821	(21.4)	28,067	(3,502)	NM
Europe	146,869	133,213	10.3	5,018	3,794	32.3
Others	19,117	13,950	37.0	7,070	(2,066)	NM
Group	1,491,564	1,757,413 *	(15.1)	335,918	178,800 *	87.9

* *Comparative figures have been restated due to reclassification of certain interest income and interest expenses to turnover and cost of sales respectively. Please see Paragraph 13(d) for details.*

82-4507

7(a) **Review of the performance**

Group Overview

$M	2Q 2002 (3 mths)	1Q 2002 (3 mths)* (Restated)	1H 2002 (6 mths)	1H 2001 (6 mths)* (Restated)	2Q 2001 (3 mths)* (Restated)
Turnover	775.7	715.9	1,491.6	1,757.4	993.2
EBIT	192.5	143.4	335.9	178.8	35.5
Finance costs	72.4	73.3	145.7	214.4	111.3
PATMI	66.3	32.3	98.6	(268.3)	(290.3)

* *Turnover, EBIT and Finance Costs for 1Q 2002, 1H 2001 and 2Q 2001 have been restated due to reclassification of certain interest income and interest expense to turnover and cost of sales respectively. Please see Paragraph 13(d) for details.*

2Q 2002 vs 1Q 2002

The Group recorded a turnover of $775.7 million for 2Q 2002, an increase of $59.8 million or 8.4% over the previous quarter of 1Q 2002. The increase came mainly from higher contribution from residential operations in Australia due to higher progressive construction work in 2Q in line with past trends. While there was an increase in turnover in Australia, it was partially reduced by lower residential sales in the 2Q in Singapore and China projects, as well as in the United Kingdom where fewer apartments in Canary Riverside project were sold.

Group's profit after tax and minority interests ("PATMI") for 2Q 2002 was $66.3 million which is more than doubled the PATMI of $32.3 million achieved in 1Q 2002. The increase was due to higher divestment gains in the second quarter, an improved operating performance from the office and retail properties and a reversal of depreciation amounting to $9.2 million. The office and retail properties enjoyed lower operating and property tax expenses.

The Group's share of net divestment gains achieved for the second quarter was $31.9 million compared with $4.1 million divestment gain and another $5.4 million dilution gain recorded in the first quarter. Divestments in this quarter included the disposal of Suzhou Taihu villas in China, a residential development site in Indonesia and a freehold site at York Road in London. Divestment proceeds received amounted to about $130 million for 2Q vs about $27 million for 1Q.

Depreciation amounting to $9.2 million put through in 1Q 2002 was reversed in the second quarter. This relates to the reclassification of Starhub Centre to investment property and the alignment of depreciation rates for hotel assets. Please refer to paragraphs 13(b) and (13)(c) for more details.

On the Group's balance sheet, total borrowings net of cash reduced marginally from $6.8 billion at end March 2002 to $6.7 billion at end June 2002. As a result, the gearing improved slightly from 0.86 to 0.85. With the increased profitability in this quarter, the Group's net tangible assets per share also improved marginally from $2.37 to $2.38.

1H 2002 vs 1H 2001

Comparing 1H 2002 vs 1H 2001, turnover of $1,491.6 million was lower than $1,757.4 million by $265.8 million or 15.1%. The lower turnover was mainly due to lower sales recorded by the residential operations in Australia, as well as remaining apartments for the Canary Riverside project and remaining units in Ascott's Colonnades and Icon projects in Australia were substantially sold in 2001.

Despite the lower turnover, the Group achieved a PATMI of $98.6 million for the current half year. This was a turnaround from the substantial loss of $268.3 million recorded for 1H 2001, which was mainly due to a total provision of $588.2 million being made for write-down in landbank, foreseeable losses in ongoing projects and diminution in value of investments.

The profit for the current half year was largely due to improved operating performance from residential operations in China and serviced residence operations in China, New Zealand and Vietnam, as well as lower depreciation expense and substantially lower interest expense. However, the Group's share of net divestment gains was lower at $36.0 million for 1H 2002 compared with a $320.5 million achieved in 1H 2001.

Interest expense charged to the profit and loss account in the current half year was $145.7 million vs $214.4 million in 1H 2001. The decrease of $68.7 million or 32.0% was mainly contributed by a reduction in borrowings of about $1.3 billion from $9.2 billion at 30/6/2001 to $7.9 billion at 30/6/2002 and lower interest rates environment. The Group's gearing at 30/6/2002 stood at 0.85, an improvement from 0.90 at 30/6/2001.

Segment Performance

Commercial & Financial SBUs: CapitaLand Commercial Limited ("CCL") and CapitaLand Financial Limited ("CFL")

Turnover for 2Q 2002 was $13.5 million or 10.2% lower than 1Q 2002. This was attributable mainly to fewer apartments being sold in 2Q as compared to 1Q in respect of the Canary Riverside development in the United Kingdom which was 97% sold as at 30 June 2002. Despite the lower turnover, EBIT was higher for this quarter by $8.1 million or 11.6% due mainly to better occupancy and lower operating cost from the office and retail properties.

Comparing 1H 2002 vs 1H 2001, turnover decreased by $19.7 million or 7.3%. The decline was attributable mainly to lower overseas revenue as fewer of the remaining units at Canary Riverside were sold this half year. The decline is mitigated by higher Singapore revenue due to contributions from Junction 8 and Funan IT Mall which were acquired in December 2001 as well as increased contribution from Capital Tower which achieved full occupancy in 1H 2002.

EBIT of $148.0 million for 1H 2002 represents a decline of $18.8 million or 11.2% from 1H 2001. This is due primarily to the absence of any divestment gains compared to a profit of $43.3 million made in 1H 2001 from the disposal of five properties. Excluding divestment gains, the CCL and CFL SBUs achieved EBIT growth of 10% from operations due to new or increased contributions from the two newly acquired shopping malls and Capital Tower, as well as management fees from Eureka Office Fund and interest income in CFL.

Residential SBU: CapitaLand Residential Limited ("CRL")

2Q 2002 turnover of $453.0 million was $90.9 million or 25.1% higher than 1Q 2002. Singapore turnover recorded a growth of 6.7%. China saw a decline of 36.5% due to a number of major projects simultaneously reaching an advanced stage in construction and entering a low phase physical construction activity while the projects are being prepared for inspection by regulatory authorities. Australian operation was the main contributor recording a turnover growth of 91.3% from increased construction activity in 2Q compared with 1Q in line with past trends.

2Q 2002 EBIT of $63.5 million was higher than the previous quarter by $16.6 million. EBIT growth was generally in line with turnover with the strong growth underpinned by gain of $15.5 million from the sale of Permata Berlian project in Indonesia.

Comparing 1H 2002 vs 1H 2001, turnover was $815.1 million, a 23.0% decrease from $1,058.1 million. The decrease was mainly due to timing of construction activity in Australia. Singapore revenue was generally flat while China recorded a strong growth of 31.3%.

First half EBIT was $110.3 million compared to a loss of $431.8 million for the same period last year. Singapore recorded a small EBIT of $8.9 million, reflecting a turnaround from a loss of $505.1 million in 1H 2001 from provisions for foreseeable losses on ongoing projects and write-down in value of landbank. From overseas investments, divestment gains of $20.3 million and a dilution gain of $5.4 million from the private placement carried out by a subsidiary Australand, as well as contributions from Summit Panorama and Manhattan Heights in Shanghai all contributed to this half year EBIT.

During the first half year, CRL launched two new projects in Singapore, namely The Waterina and The Shelford in April and May 2002 respectively. Two projects, The Loft and Palm Grove, obtained TOP in June 2002.

Serviced Residences SBU: The Ascott Group ("Ascott")

2Q 2002 turnover of $53.2 million was $15.9 million or 23.0% lower than 1Q 2002 turnover of $69.1 million. This was mainly due to higher sales of remaining residential units in Colonnades project in Australia and 9 Nassim Road project in Singapore in the first quarter. EBIT of $25.7 million for 2Q 2002 was however higher than 1Q 2002 EBIT of $18.5 million due to net divestment gain of $17.0 million from the sale of York Road Limited, Ventura Tampines and Costa Sands resorts. The positive impact was partially reduced by the lower contributions from the residential sector which will be phased out when the remaining residential units are sold.

Comparing 1H 2002 vs 1H 2001, turnover of $122.3 million was 13.7% lower than $141.6 million. This was largely attributed to decreased retail turnover following the sale of three retail assets in 2001. There was also lower sale of units in the Colonnades and Icon projects in Australia as these were substantially sold by the end of 2001. 1H 2002 EBIT of $44.2 million was lower than 1H 2001 EBIT of $47.8 million as a result of loss of contributions from divested retail assets. However, the decrease is partially mitigated by improved occupancy and rental rates achieved by serviced residences in China, Auckland and Vietnam, and higher divestment gains from sale of non-core assets. Ascott continues its strategic drive to transform itself to a pure-play global serviced residence business and from June 2001 to June 2002, the total number of units of serviced residences in operation has increased by about 2,200 units to about 6,900 units.

Hotels SBU: Raffles Holdings Group and RC Hotels ("Raffles")

2Q 2002 turnover was $130.9 million, an increase of $2.9 million or 2.3% over 1Q 2002, mainly attributable to higher contribution from Europe operations. In tandem, EBIT of $23.6 million was also higher than the previous quarter EBIT of $7.4 million by $16.2 million.

Comparing 1H 2002 vs 1H 2001, turnover was $258.9 million which was $27.5 million or 11.9% higher than $231.4 million recorded for the same period last year. The increase was mainly due to contribution from Swissotel following its acquisition in June 2001 which more than offset the deconsolidation of turnover following the 55% divestment of Tincel Properties (which owns Raffles City) in June 2001. However, 1H 2002 EBIT of $31.0 million was lower than the $463.7 million recorded for 1H 2001 as a result of significant divestment gain in June 2001 and a very weak first quarter in 2002 when the global hotel industry was still severely impacted by the 911 incident. In addition, not all the funds from the Tincel Properties divestment had been fully reinvested to generate replacement income as Raffles continues to source for investment opportunities that meet Raffles' financial and business objectives.

Property Services SBU: PREMAS

2Q 2002 turnover of $26.4 million was $3.6 million or 12.0% lower than 1Q 2002. This was mainly due to lower progress billings of building projects. EBIT dropped by $2.1 million or 69.1% from $3.1 million to about $1.0 million mainly due to the decrease in turnover, timing differences in expenses and an adjustment to provision for investments.

Comparing 1H 2002 vs 1H 2001, turnover increased by $6.5 million or 13.1% from $49.9 million to $56.4 million due to additional contracts secured, contribution from new business activities such as indoor air quality services, customer contact centre and home services, and higher turnover from overseas operations. However, EBIT was lower at $4.0 million vs $8.2 million due to lower margins, start-up costs for new activities and costs incurred for business expansion.

Company's Performance

At the Company level, an after-tax profit of $32.2 million was recorded for this half year. This was $18.4 million higher than the profit recorded in 1H 2001. The increase was mainly due to higher dividend income of $11.4 million received from subsidiaries and a foreign exchange gain of $0.2 million in 1H 2002 vis-à-vis an exchange loss of $4.5 million in 1H 2001.

7 (b) **Variance between the forecast or prospect statement (if disclosed previously) and the actual results**

The current announced results are in line with the prospect statement previously disclosed to shareholders in the 2002 1Q results announcement.

7(c) **Events Subsequent to Balance Sheet Date**

In the opinion of the directors, no item or event of a material or unusual nature has occurred between 30 June 2002 and the date of this report which would materially affect the results of the operations of the Company and the Group for the six months ended 30 June 2002.

8. **Commentary on the competitive conditions of the industry in which the group operates and any known factors or events that may affect the group in the next reporting period**

Commercial & Financial SBUs: CapitaLand Commercial Limited ("CCL") and CapitaLand Financial Limited ("CFL")

Turnover for the 3rd and 4th quarters is expected to be lower, following the successful IPO of CapitaMall Trust in which the Group's stake has been reduced. In addition, the office and industrial property markets are likely to remain weak due to further consolidation in the financial sector and downsizing in other industries. Profit from operations, however, are expected to be stable due to continuous active asset management to sustain occupancy and maintain stringent cost control with a view to maximizing portfolio yields.

Profits at the EBIT and PATMI levels in 3Q and full year of 2002 will be boosted by divestment gain of CapitaMall Trust ("CMT"). Initially, proceeds from the CMT transaction will be used to repay borrowings. As a consequence, the loss of contribution from the three CMT Malls will be substantially offset by interest cost savings and increased management fees from the properties. However, in the near to medium-term, we will look for opportunities to deploy capital in investments that generate higher returns than the CMT assets and our risk-adjusted weighted average cost of capital.

82-4507

Residential SBU: CapitaLand Residential Limited ("CRL")

Conditions for the residential market in Singapore continue to be challenging. CRL intends to continue with its launches in Singapore in the second half of the year. In China, we will launch Phase 3 of Chrysanthemum Park in a market condition which is expected to remain positive. Despite a slow start in the first half, Australand is on track in its performance and is expected to slightly exceed its 2001 profit although full year revenue is likely to be below that achieved in 2001. Overall, the SBU is expected to remain profitable.

Serviced Residences SBU: The Ascott Group ("Ascott")

Economic outlook of the major cities in which Ascott operates is improving. 3Q 2002 operational performance of the serviced residence sector is expected to benefit particularly from the recovery of the London and Singapore markets, whilst that for the retail properties should remain stable. Barring unforeseen circumstances, the third quarter and full year are expected to remain profitable.

Hotels SBU: Raffles Holdings Group and RC Hotels ("Raffles")

Market conditions for the global lodging industry are expected to remain challenging for the rest of 2002 and any meaningful rebound in the industry is unlikely until 2003. Going forward, Raffles will continue to drive top-line growth with various sales and marketing initiatives and manage operating costs through cost-containment programmes.

Although Raffles expects operating performance to be weak for the rest of 2002 in line with the challenging industry outlook, operating performance for 3Q and whole of 2002 are expected to improve over the corresponding periods in 2001. Raffles is expected to be profitable for the full year although the overall profitability of 2002 is expected to be significantly lower than that of 2001, which included a significant exceptional gain from the partial divestment of Tincel Properties (Private) Limited.

Property Services SBU: PREMAS

PREMAS is expected to be profitable in the 3Q and full year of 2002 due to new contracts having been secured.

E-Business SBU: pFission

The Group has rationalised pFission's activities and has integrated it as the in-house enabling arm of the Group.

Group Overall Prospects for 2002

With the successful listing of the CapitaMall Trust ("CMT"), the Group has achieved its goal of divesting between $500 million to $1 billion worth of assets in 2002. Nevertheless, the Group will continue to evaluate further divestment opportunities.

Gearing at the Group level stands at 85% as of 30 June 2002. Net of other influences, the CMT transaction alone will improve gearing by six percentage points. This transaction will also result in the deconsolidation of $200 million in debt at the Group level and reduce finance costs by approximately $8.4 million for the remainder of this year. The Group will look for additional opportunities to improve gearing, but will not forego accretive transactions.

The Group does not foresee the need to make provisions for its Singapore residential properties. Consistent with past practices, CapitaLand will update valuations for its investment properties at year-end. If a downward adjustment is necessary for Singapore investment properties, it will be mitigated by a post-CMT revaluation reserve of about $230 million.

The Group expects 3Q 2002 to be profitable. It anticipates recording a divestment gain of between $94 million and $101 million from the CMT transaction. Excluding the impact of the CMT transaction, the Group expects PATMI in 3Q to be somewhat lower than in 2Q.

CapitaLand continues to expect that its 2002 turnover will be comparable to that which it recorded in 2001 and that its EBIT will be greater in 2002 than it was in 2001. Although CapitaLand anticipates the Singapore property market in general to remain weak through the rest of the year, it expects to be profitable in 2002.

9. Dividend

9(a) Any dividend declared for the present financial period? Nil
9(b) Any dividend declared for the previous corresponding period? Nil
9(c) Total Annual Dividend : Not applicable
9(d) Date payable : Not applicable
9(e) Books closure date : Not applicable
9(f) Any other comments relating to Paragraph 9 : Nil

82-4507

CAPITALAND LIMITED
2002 Half Year Financial Statement Announcement (cont'd)

10(a) Balance Sheet

10(a)(a) As at 30 June 2002 vs 30 June 2001

	Group			Company		
	30/6/2002 S$'000	30/6/2001 S$'000	% Change	30/6/2002 S$'000	30/6/2001 S$'000	% Change
Non-Current Assets						
Property, Plant & Equipment	1,913,582	2,131,025	(10.2)	2,740	3,618	(24.3)
Investment Properties	6,880,713	7,673,049	(10.3)	-	-	-
Properties under Devt	292,454	459,507	(36.4)	-	-	-
Interests in Subsidiaries	-	-	-	6,826,493	5,615,123	21.6
Interests in Associated Companies, Joint Venture Companies and Partnerships	2,318,465	2,168,040*	6.9	-	63,810	NM
Intangible Assets	50,132	58,655*	(14.5)	-	-	-
Other Assets	216,940	460,215	(52.9)	2,310	25	NM
Current Assets	5,720,773	6,229,104	(8.2)	1,289,823	1,353,508	(4.7)
Devt Properties for Sale	*3,553,632*	*3,691,209*	*(3.7)*	-	-	-
Trade & Other Receivables	*764,945*	*981,233*	*(22.0)*	*1,068,691*	*1,037,172*	*3.0*
Cash & Cash Equivalents	*1,223,255*	*1,476,410*	*(17.1)*	*213,667*	*316,336*	*(32.5)*
Other Current Assets	*178,941*	*80,252*	*123.0*	*7,465*	-	*NM*
Less: Current Liabilities	4,961,022	5,563,056	(10.8)	1,031,071	1,302,909	(20.9)
Trade & Other Payables	*1,161,482*	*1,096,233*	*6.0*	*76,399*	*430,316*	*(82.2)*
Short-Term Borrowings	*3,612,396*	*4,309,666*	*(16.2)*	*811,236*	*872,593*	*(7.0)*
Other Current Liabilities	*187,144*	*157,157*	*19.1*	*143,436*	-	*NM*
Net Current Assets	759,751	666,048	14.1	258,752	50,599	411.4
Less: Non-Current Liabilities						
Long-Term Borrowings	4,311,839	4,859,405	(11.3)	1,199,358	789,715	51.9
Other Non-Current Liabilities	195,105	227,274*	(14.2)	938,655	26,768	NM
	7,925,093	**8,529,860***	**(7.1)**	**4,952,282**	**4,916,692**	**0.7**
Representing:						
Share Capital	2,517,350	2,517,350	-	2,517,350	2,517,350	-
Reserves	3,535,971	4,026,821*	(12.2)	2,434,932	2,399,342	1.5
Share Capital and Reserves	6,053,321	6,544,171*	(7.5)	4,952,282	4,916,692	0.7
Minority Interests (MI)	1,871,772	1,985,689*	(5.7)	-	-	-
	7,925,093	**8,529,860***	**(7.1)**	**4,952,282**	**4,916,692**	**0.7**

* *Restated due to adoption of revised Singapore Statement of Accounting Standard 12 (2001) on Income Taxes. Please refer to Paragraph 13(a) for details.*

10. Balance Sheet

10(a)(b) As at 30 June 2002 vs 31 March 2002

	Group			Company		
	30/6/2002 S$'000	31/03/2002 S$'000	% Change	30/6/2002 S$'000	31/03/2002 S$'000	% Change
Non-Current Assets						
Property, Plant & Equipment	1,913,582	2,196,970	(12.9)	2,740	2,772	(1.2)
Investment Properties	6,880,713	6,586,692	4.5	-	-	-
Properties under Devt	292,454	417,436	(29.9)	-	-	-
Interests in Subsidiaries	-	-	-	6,826,493	6,486,400	5.2
Interests in Associated Companies, Joint Venture Companies and Partnerships	2,318,465	2,439,017	(4.9)	-	-	-
Intangible Assets	50,132	50,675	(1.1)	-	-	-
Other Assets	216,940	184,907	17.3	2,310	25	NM
Current Assets	5,720,773	5,568,390	2.7	1,289,823	1,541,978	(16.4)
Devt Properties for Sale	*3,553,632*	*3,484,721*	*2.0*	-	-	-
Trade & Other Receivables	*764,945*	*877,217*	*(12.8)*	*1,068,691*	*1,484,144*	*(28.0)*
Cash & Cash Equivalents	*1,223,255*	*1,054,322*	*16.0*	*213,667*	*50,369*	*324.2*
Other Current Assets	*178,941*	*152,130*	*17.6*	*7,465*	*7,465*	-
Less: Current Liabilities	4,961,022	5,185,026	(4.3)	1,031,071	1,244,332	(17.1)
Trade & Other Payables	*1,161,482*	*1,271,448*	*(8.6)*	*76,399*	*71,323*	*7.1*
Short-Term Borrowings	*3,612,396*	*3,764,786*	*(4.0)*	*811,236*	*977,564*	*(17.0)*
Other Current Liabilities	*187,144*	*148,792*	*25.8*	*143,436*	*195,445*	*(26.6)*
Net Current Assets	759,751	383,364	98.2	258,752	297,646	(13.1)
Less: Non-Current Liabilities						
Long-Term Borrowings	4,311,839	4,120,716	4.6	1,199,358	917,083	30.8
Other Non-Current Liabilities	195,105	195,362	(0.1)	938,655	926,970	1.3
	7,925,093	**7,942,983**	**(0.2)**	**4,952,282**	**4,942,790**	**0.2**
Representing:						
Share Capital	2,517,350	2,517,350	-	2,517,350	2,517,350	-
Reserves	3,535,971	3,510,041	0.7	2,434,932	2,425,440	0.4
Share Capital and Reserves	6,053,321	6,027,391	0.4	4,952,282	4,942,790	0.2
Minority Interests (MI)	1,871,772	1,915,592	(2.3)	-	-	-
	7,925,093	**7,942,983**	**(0.2)**	**4,952,282**	**4,942,790**	**0.2**

82-4507

CAPITALAND LIMITED
2002 Half Year Financial Statement Announcement (cont'd)

10(b) ***Cash Flows Statement***

	<---------------- Group --------------->			
S$M	2Q 2002 (3 mths)	1Q 2002 (3 mths)	1H 2002 (6 mths)	1H 2001 (6 mths)
Net cashflow from operations	**324**	**307**	**631**	**464**
Divestments inflows	130	27	157	1,177
Investments outflows	(207)	(203)	(410)	(634)
Capital expenditure	(28)	(53)	(81)	(75)
Net cashflow before financing cost and tax	**219**	**78**	**297**	**932**
Net interest paid	(83)	(72)	(155)	(215)
Tax and dividend paid	(148)	(31)	(179)	(122)
Net cashflow after financing cost and tax	**(12)**	**(25)**	**(37)**	**595**

10(c) **Statement of Changes in Equity**

	<---------------------------- Group ---------------------------->								
S$M	Share Capital	Share Prem.	Cap. Res.	Cap. Redem Res.	Reval Res.	For. Curr. Tran. Res.	Res. On Conso.	Rev. Res.	Total
Balance as at 31/12/2001	**2,517**	**3,429**	**94**	**4**	**340**	**(12)**	**7**	**(379)**	**6,000**
Profit for 1Q 2002								32	**32**
Realised to P/L					(3)				**(3)**
Foreign currency translation differences						2			**2**
Others					(2)	3	(1)	(4)	**(4)**
Balance as at 31/3/2002	**2,517**	**3,429**	**94**	**4**	**335**	**(7)**	**6**	**(351)**	**6,027**
Profit for 2Q 2002								66	66
Dividends paid								(59)	(59)
Issue of convertible bonds			30						30
Foreign currency translation differences						(6)			(6)
Others			(3)					(2)	(5)
Balance as at 30/6/2002	**2,517**	**3,429**	**121**	**4**	**335**	**(13)**	**6**	**(346)**	**6,053**

10(d) **Explanatory notes that are material to an understanding of the information provided in 10(a), (b) and (c) above**

Balance Sheet Comparatives
The balance sheet comparatives as at 30/6/2001 have been restated to take into account the requirements of the revised SAS 12 on Income Taxes which the Group implemented with effect from 1/1/2002. Please see Paragraph 13(a) for details.

Cash & Cash Equivalents
The cash and cash equivalents as at 30/6/2002 totalling to about $1.2 billion included approximately $504 million in fixed deposits and approximately $350 million in Project Accounts whose withdrawals are restricted to payment for expenditure incurred on development projects.

Cashflows

Investment outflows of $410 million in 1H 2002 included purchases of landbank in China and Australia, as well as investments in short-term bonds and joint venture companies. Capital expenditure of $81 million included progressive construction costs incurred for investment properties under development, refurbishment costs of existing properties and purchases of fixed assets, bulk of which pertained to hotels.

11. Details of any changes in the Company's issued share capital

During the 2nd quarter of the year, there was no change in the Company's issued share capital. However, there was 1 batch of share options totalling 20,012,950 which were granted at the exercise price of $1.71 per share. The options may be exercised one year after the date of grant and in accordance with a vesting schedule as laid down in the CapitaLand Share Option Plan rules. In addition, the Company also issued a S$380 million convertible bonds due 2007 which are convertible into new 162,685,161 ordinary shares at the conversion price of S$2.3358 per new ordinary share.

	Company	
	As at 30/6/2002	**As at 31/3/2002**
Issued and fully paid ordinary share of S$1 each :-		
Issued and paid-up share capital (S$'000)	**2,517,350**	**2,517,350**
Number of ordinary shares of $1 each that may be issued on exercise of all share options outstanding at the end of each period	**57,035,534**	**38,977,938**
Number of ordinary shares of S$1 each that may be issued on conversion of all convertible bonds outstanding at the end of each period	**162,685,161**	**Nil**

12. Comparative figures of the group's borrowings and debt securities

		Group	
		As at 30/6/2002	**As at 31/3/2002**
12(a)	**Amount repayable in one year or less, or on demand:-**		
	Secured	681,804	533,959
	Unsecured	2,930,592	3,230,827
	Sub-Total 1	**3,612,396**	**3,764,786**
12(b)	**Amount repayable after one year:-**		
	Secured	2,327,126	2,198,392
	Unsecured	1,984,713	1,922,324
	Sub-Total 2	**4,311,839**	**4,120,716**
	Total	7,924,235	**7,885,502**

12(c) Any other comments relating to Paragraph 12

Cash at bank and in hand as at 30/6/2002 was $1,223.3 million (31/3/2002: $1,054.3 million). Hence, total borrowings net of cash as at 30/6/2002 was $6,701.0 million (31/3/2002: $6,831.2 million).

13. **Change in Accounting Standards/Policies/Estimates**

Except as disclosed below, the same accounting policies and methods of computation are followed in the financial statements as compared with the most recent audited annual financial statements.

13(a) **SAS 12 (Revised) on Income Tax**

The assessment of the full impact is still ongoing in respect of the revised Singapore Statement of Accounting Standard 12 (2001) on Income Taxes which the Group implemented in 2002. The updated full impact will be progressively disclosed in subsequent results announcements.

Based on updated assessment on some of the known factors, the impact on the balance sheet comparatives with respect to the net profit, the opening revenue reserve and the net tangible assets is as disclosed below:-

	Increase/(Decrease) $M
Net profit for the period ended 30 June 2001	Not material
Opening revenue reserve at 1 January 2001	(5.2)
Opening revenue reserve at 1 January 2002	(2.0)
Net tangible assets at 31 December 2001	(17.4)

13(b) **Reclassification of Starhub Centre as Investment Property**

In late 2000, one of Starhub Centre's tenants (Starhub Centre Pte Ltd), became a subsidiary of Singapore Techologies Group. As a result, more than 50% of the total lease area of Starhub Centre was leased and occupied by Singapore Technologies Pte Ltd and its subsidiaries which are related corporations of CapitaLand Limited. Under SAS 25 on Accounting for Investments, a property that is "owner-occupied" cannot be classified as an "investment property". However, SAS 25 does not specifically define the meaning of "same group" and the general practice has been to treat the meaning of "group" in a wider context to include all related corporations of the asset-owning company. As such, Starhub Centre was reclassified from "investment property" to "property, plant and equipment" in 2000 at the then market value of $300 million and was subject to depreciation over the maximum of 30 years in accordance with the Group's depreciation policy. The depreciation expense per year is thus $10 million.

However, the new Exposure Draft/SAS 40 on Investment Property specifically clarified from which group perspective should "owner-occupation" be considered when a property is occupied by another related corporation. Under ED/SAS 40, a property qualifies as an investment property in the financial statements of a reporting entity if from the perspective of this reporting entity, it held the property for rentals and/or capital appreciation.

Arising from the clarification given by ED/SAS 40, the Group is of the view that it is appropriate to revert Starhub Centre as an "investment property" from CapitaLand Group's perspective. The implications to CapitaLand Group's financial statements are that with effect from 1/1/2002, Starhub Centre will be reclassified as "investment property" at the net carrying value of $289 million and subsequently, it will be stated at valuation determined in accordance with the Group's accounting policies. In addition, the yearly depreciation of $10 million will no longer be required. The 3 months' depreciation of $2.5 million made in 1Q 2002 has been reversed in 2Q 2002.

13(c) **Depreciation Rates of Hotel Assets**

Currently, there are differences in the depreciation rates adopted by Raffles Holdings Group and CapitaLand where the useful lives used for depreciating hotel assets are shorter. To achieve more transparency and with a view that depreciation rates should be in line with industry norms, CapitaLand has decided to align its depreciation rates for hotel assets to that of Raffles Holdings. As such, with effect from 1/1/2002, CapitaLand Group will no longer put through additional depreciation. The 3 months' additional depreciation of $6.7 million made in 1Q 2002 has been reversed in 2Q 2002. As this constitutes a change of accounting estimate, no retrospective adjustment to the opening retained earnings of CapitaLand Group need to be made.

13 (d) **Reclassification of Interest Income/Expenses pertaining to Financing Vehicles**

After review, the Group is of the view that for companies whose businesses are in the on-lending of funds and other financing activities, it is more appropriate to classify the interest income earned by these companies as revenue and the interest expense incurred as cost of sales. As such, the comparative figures have been restated as follows:-

	<----------1Q 2002-------->		<----------1H 2001-------->	
	Previously Reported	**Restated**	**Previously Reported**	**Restated**
Group's Profit & Loss Account:-				
Turnover	707,498	715,875	1,747,123	1,757,413
Cost of sales	(496,765)	(502,321)	(1,718,318)	(1,729,519)
Interest income	18,628	10,251	34,631	24,341
Interest expense	(78,878)	(73,322)	(225,642)	(214,441)
EBIT	148,959	143,403	190,001	178,800
Segmental Results by SBU:-				
Commercial & Financial SBU's Turnover	124,263	132,640	261,186	271,476
Commercial & Financial SBU's EBIT	75,518	69,962	177,997	166,796
Segmental Results by Geographical Location:-				
China & Hong Kong's Turnover	107,867	116,244	148,225	158,515
China & Hong Kong's EBIT	30,288	24,732	1,274	(9,927)

13 (e) **Australand's Change in Accounting Policy for Recognition of Sales and Profits**

On 25 July 2002, Australand Holdings Limited, a subsidiary of the Group, released 1H 2002 results and announced a change of accounting policy for recognition of sales and profits for integrated land and housing, medium-density and high-rise developments effective from 1 January 2002.

The previous policy was "where sales occurred prior to the registration of the strata plan, 100% of the sales and 75% of the profit were recognised once construction work in progress was independently certified to be equivalent to or more than 85% of the total construction works covered by each strata plan for which pre-sales are to be brought to account. The remaining 25% of profit was recognised after registration of the strata plan".

The new policy adopted is "sales occurring prior to registration of the strata plan of the relevant building are recognised upon exchange of sales contracts where all the conditions under the sales contracts have been met or are likely to be met, in accordance with the proportion of construction work complete provided contract works have progressed to 50% or more. In determining the estimated profit, appropriate allowance is made for project contingencies".

This accounting policy has been changed as Australand's directors believe that the new policy will enable users of financial report to more readily understand the revenue and profit emergence from large scale apartment projects currently being developed by Australand. Such large scale projects take a considerable time to develop and often straddle various accounting balance sheet dates without revenue and profits emergence. The new threshold for emergence will bring to account revenue and profits based on when substantially all of the delivery risks of project construction are able to be reliably quantified and hence total project profit is capable of reliable measurement.

The impact to CapitaLand Group's turnover, EBIT and profit for 1H 2002 arising from Australand's change of policy is not material and CapitaLand's financial statements have not been adjusted for the change. The Group is currently reviewing the sales and profit recognition for projects which are on deferred payment scheme with a view to see whether there is a need to align income recognition policy across all countries on a consistent basis. Any restatement of prior years' Group numbers arising from Australand's change in policy will be put through in the second half of the year.

14. Other Matters

Mr Sum Soon Lim has taken up an appointment with a related company, effective 1 August 2002, and is therefore no longer deemed to be an independent director of CapitaLand Limited.

BY ORDER OF THE BOARD

Lim Mei Yi
Company Secretary
26 July 2002



CapitaLand Limited
168 Robinson Road #30-01 Capital Tower Singapore 068912
Tel: 65 823 3200 Fax: 65 820 2202

ANNOUNCEMENT – CAPITALAND LIMITED'S UNAUDITED RESULTS FOR THE 6 MONTHS ENDED 30 JUNE 2002 – SLIDES FOR MEDIA AND ANALYST BRIEFING

Attached are the slides for the Media and Analyst Briefing on CapitaLand Limited's unaudited results for the 6 months ended 30 June 2002.

Lim Mei Yi
Company Secretary
26 July 2002

s: sec/sgx-annc/cl-annc-present materials-26Jul02.doc
(JLMS/tln)

82-4507


CapitaLand
HALF-YEAR 2002
RESULTS PRESENTATION
26 July 2002

Liew Mun Leong
President & CEO
CapitaLand Limited

CapitaLand

A Profitable First Half

	1H02	1H01	Trend	Change
REVENUE	$1,492m	$1,757m	⬇	-15%
EBIT	$336m	$179	⬆	88%
PATMI	$99m	($268m)	⬆	nm
			Trend	
D/E ratio (times)	0.85	0.90	IMPROVED	

CapitaLand

Major Achievements

- Listed CapitaMall Trust
- Lightened asset base
- Reached monetization target range
- Increased fee-based business
- Good Singapore residential sales

CapitaLand

Listed CapitaMall Trust

Strategic accomplishments:
- Increased fee-based income
- Lightened balance sheet
- Improved gearing

Competitive achievements:
- Leveraged domain knowledge to develop REIT and directly access capital markets
- Enhanced structuring, marketing and distribution skills
- Pioneered new investment class in Singapore
- Created unprecedented and unique opportunity for investors

CapitaLand

Lightened asset base

Monetized assets:	SBU
- Permata Berlian condominium project, Indonesia	RESIDENTIAL
- Suzhou Taihu Villas, China	RESIDENTIAL
- The Ascott Mayfair, London	THE ASCOTT
- Tampines Finance Park	THE ASCOTT
- York Road, London	THE ASCOTT

Total Proceeds: $157 million

Total Gains: $42 million

CapitaLand

Reached monetization target range

Monetized assets*: $854 million

CMT Proceeds + YTD Proceeds

$517 million

$360 million

$157 million

YTD Progress

$500 million To $1 billion

2002 Target

*Including CMT

CapitaLand

Increased fee-based business

- CapitaMall Trust:
  - Asset and property management contract
- Premas International:
  - 5 new facilities management and landscape services contracts
  - JV with Cushman & Wakefield in China for property services





CapitaLand

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Increased fee-based business

- The Ascott:
  - Management contract for Somerset Grand Shanghai
  - Management contract for 2 serviced residences in Tokyo, Japan.
  - Lease/Management contracts for 4 properties in UK, KL, Beijing and Sydney.

CapitaLand

Increased fee-based business

- Raffles Holdings:
- Management contracts for
  - 2 hotels in Turkey - 560 rooms
  - 2 hotels in Singapore - 2,031 rooms
  - Strategic alliance signed with Hotel Okura Co Ltd

CapitaLand

Singapore residential picking up

- 2002 launches:
  - Sales proceeds through June of $460 million
- Pre-2002 projects
  - Sales proceeds through June of $130 million

Project	Total Units	Units Sold
The Shelford	215	185
The Waterina	398	330

CapitaLand

GROUP FINANCIALS by CFO, Lui Chong Chee



CapitaLand

82-4507

82-4507

Summary of Results

$ million	1H02	1H01	Change
REVENUE	1,492	1,757	-15%
EBIT	336	179	88%
PATMI	99	(268)	nm

Profitable First Half

CapitaLand

Analysis of Revenue

Commercial/ Financial

$ million	1H02	1H01	Change
REVENUE	1,492	1,757	-15%
Commercial/Financial	252	271	-7%
Residential	815	1,058	-23%
Serviced Residences	122	142	-14%
Hotels	259	231	12%
Property Svcs	56	50	13%

- Fewer Canary Riverside apartments sold
- Contribution from CMT assets

CapitaLand

Analysis of Revenue

Residential

$ million	1H02	1H01	Change
REVENUE	1,492	1,757	-15%
Commercial/Financial	252	271	-7%
Residential	**815**	**1,058**	**-23%**
Serviced Residences	122	142	-14%
Hotels	259	231	12%
Property Svcs	56	50	13%

- Lower Australand contribution
- China & Singapore contribution higher

CapitaLand

Analysis of Revenue

Serviced Residences

$ million	1H02	1H01	Change
REVENUE	1,492	1,757	-15%
Commercial/Financial	252	271	-7%
Residential	815	1,058	-23%
Serviced Residences	**122**	**142**	**-14%**
Hotels	259	231	12%
Property Svcs	56	50	13%

- Lower retail contribution partially offset by divestment gains and improved core operations in China, Auckland and Vietnam

CapitaLand

Analysis of Revenue

Hotels

$ million	1H02	1H01	Change
REVENUE	1,492	1,757	-15%
Commercial/Financial	252	271	-7%
Residential	815	1,058	-23%
Serviced Residences	122	142	-14%
Hotels	**259**	**231**	**12%**
Property Svcs	56	50	13%

- 6 months (compared to 1 month in 2001) contributions from Swissotel
- More than offset deconsolidation of Tincel Properties

CapitaLand

Analysis of Revenue

Property Services

$ million	1H02	1H01	Change
REVENUE	1,492	1,757	-15%
Commercial/Financial	252	271	-7%
Residential	815	1,058	-23%
Serviced Residences	122	142	-14%
Hotels	259	231	12%
Property Svcs	**56**	**50**	**13%**

- Secured additional contracts
- Contributions from new business activities

CapitaLand

EBIT ANALYSIS

CapitaLand

Analysis of EBIT

Group

$ million	1H02	1H01	Change
EBIT	**336**	**179**	**88%**
Commercial/Financial	148	167	-11%
Residential	110	(432)	nm
Serviced Residences	44	48	-8%
Hotels	31	464	-93%
Property Svcs	4	8	-51%

- Turnaround in residential SBU

CapitaLand

82-4507

Analysis of EBIT

Commercial / Financial

$ million	1H02	1H01	Change
EBIT	336	179	88%
Commercial/Financial	**148**	**167**	**-11%**
Residential	110	(432)	nm
Serviced Residences	44	48	-8%
Hotels	31	464	-93%
Property Svcs	4	8	-51%

- More divestment gains last year

CapitaLand

Analysis of EBIT

Residential

$ million	1H02	1H01	Change
EBIT	336	179	88%
Commercial/Financial	148	167	-11%
Residential	**110**	**(432)**	**nm**
Serviced Residences	44	48	-8%
Hotels	31	464	-93%
Property Svcs	4	8	-51%

- Higher contribution – S'pore & China
- Divestment gains - Indonesia site
- Non cash provisions in 1H01

CapitaLand

Analysis of EBIT

Serviced Residences

$ million	1H02	1H01	Change
EBIT	336	179	88%
Commercial/Financial	148	167	-11%
Residential	110	(432)	nm
Serviced Residences	**44**	**48**	**-8%**
Hotels	31	464	-93%
Property Svcs	4	8	-51%

- Lower retail and residential contribution
- Improved serviced apartments operations – China, Auckland and Vietnam

CapitaLand

Analysis of EBIT

Hotels

$ million	1H02	1H01	Change
EBIT	336	179	88%
Commercial/Financial	148	167	-11%
Residential	110	(432)	nm
Serviced Residences	44	48	-8%
Hotels	**31**	**464**	**-93%**
Property Svcs	4	8	-51%

- Significant exceptional gains in 2001
- Equity account of 45% (instead of 100%) Raffles City contribution
- Weak 1Q for the hotel industry as a result of 911

CapitaLand

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6

Analysis of EBIT

Property Services

$ million	1H02	1H01	Change
EBIT	336	179	88%
Commercial/Financial	148	167	-11%
Residential	110	(432)	nm
Serviced Residences	44	48	-8%
Hotels	31	464	-93%
Property Svcs	4	8	-51%

- Lower margins
- Start-up costs for new activities
- Cost incurred for business expansion

CapitaLand

Analysis of Profit after Tax and MI

$ million	1H02	1H01	Change
EBIT	336	179	88%
Int. on borrowings	(146)	(214)	32%
Tax	(48)	(43)	12%
MI	(43)	(190)	77%
PATMI	99	(268)	Turnaround

- Lower borrowings
- Lower interest rates

CapitaLand

Cash Flow in 1H02

	$ million
Net Cashflow from Operations	631
add:	
Divestments	157
Investments & Capital Expenditure	(491)
Net Cashflow before Financing Cost, Tax and Dividends	297

CapitaLand

Key Financial Ratios

	Jun-02	Dec-01	Change
NTA per share ($)	2.38	2.37	Higher
Net Debt/Equity (times)	0.85	0.87	Improved
Interest Cover Ratio (times)	2.49	0.92	Improved
Interest Servicing Ratio (times)	4.07	3.31	Improved

CapitaLand

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7

Liew Mun Leong
President & CEO
CapitaLand Limited



CapitaLand

Grow core businesses

- Continue pace of residential launches in Singapore, Australia and China
- Redevelop Pidemco Centre
- Continue to expand hospitality business
  - Expand and extend footprint in Europe, the US and North Asia
- Increase overseas presence
  - China
  - Australia
- Study opportunities for setting up additional property funds in Singapore and overseas

CapitaLand

3Q02 Prospects

- Gains from monetizing assets
  - $94-$101 million from CMT listing
- Overall, a profitable quarter

CapitaLand

Full-year 2002 Prospects

- Turnover comparable to 2001
- Higher EBIT
- Improve gearing
- A profitable year

CapitaLand


Good Corporate Governance
7 Active Board Committees
CapitaLand


Good Corporate Governance
Independent Board
10 Non-Executive Directors
(vs 1 Executive Director)
Peter Seah
Sum Soon Lim
Independent
Non-Independent
Management
CapitaLand


THANK YOU
CapitaLand


Additional slides
for distribution
CapitaLand

82-4507

Stages of Income Recognition Singapore

PROJECT	TOP	UNITS	% Sold Jun-01	% Sold Jun-02	% Completed Jun-01	% Completed Jun-02
TOP (prior 2002)						
Woodsvale	Aug-00	696	82%	100%	100%	100%
The Floravale	Oct-00	754	71%	96%	100%	100%
The Clearwater	Sep-01	420	95%	97%	92%	100%
TOP IN 2002						
Palm Grove	Jun-02	111	69%	77%	66%	100%
The Loft	Jun-02	77	44%	51%	37%	100%

CapitaLand

Stages of Income Recognition Singapore (cont'd)

PROJECT	UNITS	% Sold Jun-01	% Sold Jun-02	% Completed Jun-01	% Completed Jun-02
In Progress					
SunHaven	295	85%	87%	30%	85%
Palm Haven	48	25%	28%	13%	97%
SunGlade	475	0%	88%	0%	46%
Tanamera Crest	288	6%	100%	0%	10%
The Levelz	126	0%	88%	0%	6%
Launched in 2002					
The Waterina	398	0%	0%	0%	0%
The Shelford	215	0%	0%	0%	0%

CapitaLand

Stages of Income Recognition China

Project	TOP	Units	% Sold Jun-01	% Sold Jun-02	% Completed Jun-01	% Completed Jun-02
(A) TOP (prior 2001)						
Parkville	May-99	1001	80%	98%	100%	100%
Springdale	Jun-99 / Jun-00	805	70%	96%	100%	100%
(B) TOP in 2001						
Chrysanthemum Park I	Jun-01	1109	100%	100%	100%	100%
(C) In Progress						
Manhattan Heights		254	16%	96%	65%	90%
Summit Panorama		773 (launched)	9%	86%	30%	78%

CapitaLand



CapitaLand Limited
168 Robinson Road #30-01 Capital Tower Singapore 068912
Tel: 65 6823 3200 Fax: 65 6820 2202 Website: www.capitaland.com



AIG Tower – A New Icon in Hong Kong's Spectacular Skyline

CapitaLand Limited ("CapitaLand") wishes to inform that it, together with its joint venture partners, American International Group, Inc. ("AIG") and Lai Sun Development Company Limited ("Lai Sun"), today unveiled at a ceremony in Hong Kong, the design for a commercial building to be named AIG Tower. This project is being constructed on the site of the former Furama Hotel in Hong Kong.

The three companies earlier formed a strategic partnership, under the name Bayshore Development Group ("Bayshore"), for the project, with AIG and CapitaLand each having a 35% share and Lai Sun a 30% share. The attached press release issued today in Hong Kong is for information.

The total cost for developing AIG Tower, including land cost and finance cost, is estimated to be about HK$4 billion. Bayshore has already secured a HK$1.38 billion loan from the Bank of China.

The above is for information please.

By Order of the Board

Jessica Lum
Assistant Company Secretary

s:\sec\sgxannc\AIGTower29Jul02.doc

AIG Tower

For Immediate Release

AIG Tower – A New Icon in Hong Kong's Spectacular Skyline

(July 29th 2002 – Hong Kong) American International Group, Inc. (AIG), CapitaLand Limited and Lai Sun Development Company Limited today unveiled the design for an approximately 450,000 square foot building, that will be constructed on the site of the former Furama Hotel in Central. The three companies have formed a strategic partnership, under the name Bayshore Development Group, for the project, with AIG and CapitaLand Limited each having a 35 percent share and Lai Sun Group a 30 percent share.

The commercial building, named AIG Tower, is due to open in 2005. It will have 39 floors.

"We are confident that the AIG Tower will become one of the most sought after commercial addresses in Hong Kong," said Edmund Tse, Senior Vice Chairman and Co-Chief Operating Officer of American International Group, Inc. "The prime location in the heart of Hong Kong's business district in Central has special significance for AIG because it was also the location of our first office in Hong Kong, in the 1930's. We look forward to returning to our former home."

AIG Tower was designed by architects Skidmore, Owings and Merrill who also designed the Hong Kong Convention and Exhibition Center. The outline of the building takes on the subtle forms of the sail of a junk to reflect Hong Kong's trading port heritage. A very modern design means the AIG Tower will also become a symbol of Hong Kong's future development and a key icon in Hong Kong's spectacular skyline. At night AIG Tower becomes a beacon of light and takes the shape and form of a traditional Chinese lantern.

"AIG Tower will be added to our portfolio of landmark properties in key gateway cities which include Canary Riverside in London, the soon-to-be completed Raffles Square in Shanghai, and our flagship building, Capital Tower in Singapore" said Hiew Yoon Khong, Chief Executive Officer of CapitaLand Commercial Limited. "We are delighted that our partners in this project, AIG and Lai Sun, are established players in Hong Kong. Going forward, we are confident of Hong Kong's position as a major commercial and financial center, as it is the economic epicenter in the Pearl River Delta region of China."

The AIG Tower will command spectacular views over Victoria Harbor, to Kowloon Peninsula to the north, and across Chater Garden and The Peak to the south. The east side of the building, on Murray Road, has vertical fin shapes that lead up to the roof where powerful searchlights will project beams of light into the night sky.

more/2...

BAYSHORE DEVELOPMENT GROUP LIMITED
A joint venture between affiliates of:

AIG
American International Group, Inc.


CapitaLand
Hong Kong


Lai Sun Development

"We are very proud to be a part of this exciting project which will be a world-class commercial complex in terms of design and building technology. The AIG Tower will become a benchmark for Hong Kong's next generation of commercial buildings," said Peter Lam, Chairman of Lai Sun Development Company Limited. "We are confident that this will become a first choice address for multinational companies."

Located at Number 1 Connaught Road Central, AIG Tower is a convenient location, which offers easy access. Pedestrian walkways will connect AIG Tower to nearby buildings.

###

American International Group, Inc. (AIG) is the world's leading U.S.-based international insurance and financial services organization, the largest underwriter of commercial and industrial insurance in the United States, and among the top-ranked U.S. life insurers. Its member companies write a wide range of general insurance and life insurance products for commercial, institutional and individual customers through a variety of distribution channels in approximately 130 countries and jurisdictions throughout the world. AIG's global businesses also include financial services, retirement savings, real estate and asset management.

CapitaLand Limited is one of the largest and fastest growing listed property companies in Asia. CapitaLand's diversified interests cover office, retail and industrial properties, residential developments, serviced residences, hotels and hospitality, property funds, real estate financials and property services. Headquartered in Singapore, the multinational company has property, hospitality and property related products and services spanning more than 50 cities.

Lai Sun Development Company Limited is a member of the Lai Sun Group which obtained its first listing on the Hong Kong stock exchange in 1972. Lai Sun Development Company Limited is well-diversified with four business areas: property development and investment, hotel investment and management, media and entertainment and strategic investments. The Company was listed on The Stock Exchange of Hong Kong Limited in 1988 following a reorganization of the Group.

For further Information please contact:

Burson-Marsteller
James Wright
Tel: 2963 5682
Fax: 2856 1101
James_Wright@hk.bm.com

or

Georgette Lee
Tel: 2963 5660
Georgette_Lee@hk.bm.com

AIG Tower

AIG Tower Fact Sheet

Location:	1 Connaught Road Central
Building classification:	Grade "A"
Height:	39 levels above ground, 185m tall
Gross floor area:	Approximately 450,000 sq.ft.
Typical floor area:	From approximately 14,000 sq.ft. to 18,300 sq.ft.
Floor to ceiling height:	3 meters
Lobbies:	G/F – 10.5 meters high, floor to ceiling
	1/F concourse – 10.5 meters high, floor to ceiling
	2/F "Sky Lobby" – 11 meters high, floor to ceiling
Parking:	2 levels underground
Passenger lifts:	14, divided into high rise and low rise
Service lift:	1
Carpark lifts:	2

BAYSHORE DEVELOPMENT GROUP LIMITED
A joint venture between affiliates of:

AIG
American International Group, Inc.


CapitaLand
Hong Kong


Lai Sun Development

ANNOUNCEMENT BY CAPITALAND'S SUBSIDIARY, THE ASCOTT GROUP LIMITED – "REPLY TO SGX QUERIES DATED 29 JULY 2002 ON THE ANNOUNCEMENT OF THE GROUP'S HALF-YEAR FINANCIAL STATEMENT ENDED 30 JUNE 2002"

CapitaLand Limited's subsidiary, The Ascott Group Limited ("Ascott"), has today issued an announcement on the above matter. Attached Ascott's announcement is for information.

Reply to SGX - HalfYear2002Results.F

Submitted by Lim Mei Yi, Company Secretary on 30/07/2002 (DD/MM/YYYY) to the SGX

THE ASCOTT GROUP LIMITED

ANNOUNCEMENT

REPLY TO SGX QUERIES DATED 29 JULY 2002 ON THE ANNOUNCEMENT OF THE GROUP'S HALF-YEAR FINANCIAL STATEMENT ENDED 30 JUNE 2002 ("HALF-YEAR RESULTS")

The Directors of the Company append herewith its reply to the queries from the Singapore Exchange Securities Trading Limited via its letter dated 29 July 2002 for additional information on the Company's Announcement of Half-Year Results released on 25 July 2002 :-

(a) **Disclose the factors contributing to the increase in the Group's "Other Income including interest income" of approximately $13.282 million.**

'Other Income including interest income' includes gain arising from sale of subsidiaries and associated companies for 1H2002 of S$23.5 million and gain arising from sale of Orchard Point retail mall for 1H2001 of S$7 million. Excluding these gains, other income decreased by S$3.2 million. This was mainly due to lower exchange gain in 1H2002.

(b) **Explain why the profit before tax contribution from the Group's operations in the United Kingdom increased by $13.332 million despite a decline in turnover of about $2.564 million.**

The profit before tax includes the gain of S$15.1 million arising from sale of York Road Limited, which is not included in the turnover.

(c) **Explain the factors contributing to the improvement in the working capital position of the Group as at 30 June 2002.**

The Group's working capital position as at 30 June 2002 improved because the Group's net current borrowings have reduced due to the repayment of borrowings using the divestment proceeds.

(d) Provide a commentary on the factors leading to the decline in the cash flow from operating activities from $53 million to $15.5 million.

This was mainly due to reduction in the retail business following the divestment of three retail malls in FY 2001, non-recurrence of proceeds from the sale of retail management contract and higher tax paid in 1H2002.

By order of the Board

Keong Wen Hui
Asst. Company Secretary
30 July 2002

MASNET No. 96 OF 31.07.2002
Announcement No. 106

CAPITALAND LIMITED

ANNOUNCEMENT ISSUED BY THE DEVELOPMENT BANK OF SINGAPORE LTD, FOR AND ON BEHALF OF CAPITALAND'S SUBSIDIARY, LEONIE COURT PTE LTD – "VOLUNTARY UNCONDITIONAL CASH OFFER FOR HIND HOTELS INTERNATIONAL LIMITED – LEVEL OF ACCEPTANCES AS AT THE CLOSE OF THE OFFER"

Attached announcement issued today by DBS Bank, on behalf of Leonie Court Pte Ltd, CapitaLand Limited's indirect wholly-owned subsidiary, on the above matter, is for information.



LC.pdf

Submitted by Lim Mei Yi, Company Secretary on 31/07/2002 to the SGX

MASNET No. 90 OF 31.07.2002
Announcement No. 100


DBS BANK

DBS GROUP HOLDINGS LTD

Voluntary Unconditional Cash Offer for Hind Hotels International Limited – Level of acceptances as at the close of the Offer

LEONIE COURT PTE LTD

(Incorporated in the Republic of Singapore)

a wholly-owned subsidiary of


CapitaLand

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)

VOLUNTARY UNCONDITIONAL CASH OFFER

for

HIND HOTELS INTERNATIONAL LIMITED

(Incorporated in the Republic of Singapore)

Level of Acceptances as at the Close of the Offer

All capitalised terms used and not defined herein shall have the meanings given to them in the offer document dated 24 June 2002 issued by The Development Bank of Singapore Ltd for and on behalf of Leonie Court Pte Ltd (the "Offeror").

Close of the Offer

DBS Bank wishes to announce, for and on behalf of the Offeror, that the Offer has closed at 3.30 p.m. on 31 July 2002 (the "Closing Date").

Level of Acceptances

As at 3.30 p.m. on the Closing Date, the Offeror has received valid acceptances amounting to 64,926,848 Offer Shares, representing 98.37% of the issued share capital of Hind Hotels International Limited ("Hind Hotels") and 98.38% of the Offer Shares. Included in these acceptances are 59,190,264 Offer Shares tendered by CRLR and 362,000 Offer Shares tendered by CQA, representing in aggregate 90.23% of the issued share capital of Hind Hotels. CRLR and CQA are parties acting in concert with the Offeror.

As at the date of the announcement of the Offer on 5 June 2002 (the "Offer Announcement Date"), the Offeror and parties acting in concert with it owned, controlled or had agreed to acquire an aggregate of 59,418,264 Offer Shares, representing 90.03% of the issued share capital of Hind Hotels. Between the Offer Announcement Date and the date of this announcement (both dates inclusive), the Offeror and parties acting in concert with it acquired an aggregate of 139,000 Offer Shares, representing approximately 0.21% of the issued share capital of Hind Hotels. As at the date of this announcement, the Offeror and parties acting in concert with it own, control or have agreed to acquire an aggregate of 59,557,264 Offer Shares, representing 90.24% of the issued share capital of Hind Hotels (excluding valid acceptances of the Offer). Save as disclosed in this announcement, neither the Offeror nor any party acting in concert with it owns, controls, or has agreed to acquire any Offer Shares except pursuant to acceptances of the Offer.

Taking into account the valid acceptances received up to 3.30 p.m. on the Closing Date, the Offeror and parties deemed to be acting in concert with it will now own, control or have agreed to acquire 64,931,848 Offer Shares, representing 98.38% of the issued share capital of Hind Hotels.

All forms of acceptances and other relevant documents received after 3.30 p.m. on the Closing Date will not be accepted and will be returned by ordinary post at the risk of the relevant accepting Shareholders.

Compulsory Acquisition

As announced by DBS Bank for and on behalf of the Offeror on 22 July 2002, the Offeror has given notice in the prescribed manner pursuant to Section 215(1) of the Companies Act, Chapter 50 of Singapore (Form 57), together with a cover letter, to the shareholders of Hind Hotels who had not accepted the Offer as at 17 July 2002.

The Offeror will proceed to acquire the Shares of such Shareholders at a consideration of $1.75 in cash for each Share if such Shareholders have not accepted the Offer by the Closing Date. The Offeror intends to exercise its right of compulsory acquisition to acquire the Shares on 23 August 2002, being one month after 22 July 2002, subject to and on the terms set out in the Form 57.

Settlement

The Offeror has already made payment for valid acceptances received on or before 5.00 p.m. on 17 July 2002.

In respect of valid acceptances received after 5.00 p.m. on 17 July 2002 but on or before 3.30 p.m. on the Closing Date, remittances in the form of cheques for the appropriate amounts will be despatched to the accepting Shareholders by ordinary post and at the risk of the accepting Shareholders within 21 days of the date of receipt of valid acceptances.

Responsibility Statement

The directors of the Offeror (including any who may have delegated detailed supervision of this announcement) have taken all reasonable care to ensure that the facts stated in this announcement are fair and accurate and that no material facts have been omitted from this announcement, and they jointly and severally accept responsibility.

Issued by
The Development Bank of Singapore Ltd

For and on behalf of
Leonie Court Pte Ltd

31 July 2002

Submitted by Choe Tse Wei, Vice President on 31/07/2002 to the SGX

CAPITALAND LIMITED

ANNOUNCEMENT BY CAPITALAND'S SUBSIDIARY, HIND HOTELS INTERNATIONAL LIMITED – "VOLUNTARY UNCONDITIONAL CASH OFFER BY THE DEVELOPMENT BANK OF SINGAPORE LTD FOR AND ON BEHALF OF LEONIE COURT PTE LTD – CLOSE OF THE OFFER"

CapitaLand Limited's subsidiary, Hind Hotels International Limited ("Hind"), has today issued an announcement on the above matter. Attached Hind Hotels' announcement is for information.



Hind.pdf

Submitted by Lim Mei Yi, Company Secretary on 31/07/2002 to the SGX

HIND HOTELS INTERNATIONAL LIMITED

VOLUNTARY UNCONDITIONAL CASH OFFER BY THE DEVELOPMENT BANK OF SINGAPORE LTD FOR AND ON BEHALF OF LEONIE COURT PTE LTD – CLOSE OF THE OFFER

All capitalised terms used and not defined in this announcement shall have the meanings given to them in the circular dated 10 July 2002 issued by Hind Hotels International Limited ("Hind Hotels" or the "Company") in relation to the above captioned matter.

The Board of Directors of the Company wishes to inform shareholders of the Company ("Shareholders") that The Development Bank of Singapore Ltd ("DBS Bank"), for and on behalf of Leonie Court Pte Ltd (the "Offeror"), a wholly-owned subsidiary of CapitaLand Limited, has today announced, in respect of the voluntary unconditional cash offer ("Offer") by DBS Bank for and on behalf of the Offeror for all the issued ordinary shares of S$1.00 each in the capital of the Company other than those already owned by the Offeror ("Offer Shares"), that **the Offer has closed at 3.30 p.m. on 31 July 2002 (the "Closing Date")**.

Shareholders are advised to read carefully DBS Bank's announcement today, a copy of which is available on the website of the Singapore Exchange Securities Trading Limited at www.sgx.com.

Level of Acceptances

DBS Bank announced for and on behalf of the Offeror that as at 3.30 p.m. on the Closing Date, **the Offeror has received valid acceptances amounting to 64,926,848 Offer Shares, representing 98.37% of the issued share capital of Hind Hotels and 98.38% of the Offer Shares**. Included in these acceptances are 59,190,264 Offer Shares tendered by CRLR and 362,000 Offer Shares tendered by CQA, representing in aggregate 90.23% of the issued share capital of Hind Hotels. CRLR and CQA are parties acting in concert with the Offeror.

As at the date of the announcement of the Offer on 5 June 2002 (the "Offer Announcement Date"), the Offeror and parties acting in concert with it owned, controlled or had agreed to acquire an aggregate of 59,418,264 Offer Shares, representing 90.03% of the issued share capital of Hind Hotels. Between the Offer Announcement Date and the date of this announcement (both dates inclusive), the Offeror and parties acting in concert with it acquired an aggregate of 139,000 Offer Shares, representing approximately 0.21% of the issued share capital of Hind Hotels. As at the date of this announcement, the Offeror and parties acting in concert with it own, control or have agreed to acquire an aggregate of 59,557,264 Offer Shares, representing 90.24% of the issued share capital of Hind Hotels (excluding valid acceptances of the Offer). Save as disclosed in DBS Bank's announcement, neither the Offeror nor any party acting in concert with it owns, controls, or has agreed to acquire any Offer Shares except pursuant to acceptances of the Offer.

DBS Bank also announced that taking into account the valid acceptances received up to 3.30 p.m. on the Closing Date, the Offeror and parties deemed to be acting in concert with it will now own, control or have agreed to acquire 64,931,848 Offer Shares, representing 98.38% of the issued share capital of Hind Hotels.

DBS Bank further announced that all forms of acceptances and other relevant documents received after 3.30 p.m. on the Closing Date will not be accepted and will be returned by ordinary post at the risk of the relevant accepting Shareholders.

Compulsory Acquisition

As announced by DBS Bank for and on behalf of the Offeror on 22 July 2002, the Offeror has given notice in the prescribed manner pursuant to Section 215(1) of the Act (Form 57), together with a cover letter, to the shareholders of Hind Hotels who had not accepted the Offer as at 17 July 2002.

DBS Bank also announced that the Offeror will proceed to acquire the Shares of such Shareholders at a consideration of S$1.75 in cash for each Share if such Shareholders have not accepted the Offer by the Closing Date. The Offeror intends to exercise its right of compulsory acquisition to acquire the Shares on 23 August 2002, being one month after 22 July 2002, subject to and on the terms set out in the Form 57.

Settlement

DBS Bank announced that the Offeror has already made payment for valid acceptances received on or before 5.00 p.m. on 17 July 2002.

DBS Bank further announced that in respect of valid acceptances received after 5.00 p.m. on 17 July 2002 but on or before 3.30 p.m. on the Closing Date, remittances in the form of cheques for the appropriate amounts will be despatched to the accepting Shareholders by ordinary post and at the risk of the accepting Shareholders within 21 days of the date of receipt of valid acceptances.

Responsibility Statement

The Directors of the Company (including those who have delegated detailed supervision of this announcement) have taken all reasonable care to ensure that the facts stated in this announcement and all opinions expressed herein are fair and accurate and no material facts have been omitted and they jointly and severally accept responsibility accordingly. Where information relating to the Offer, the Offeror and parties acting in concert with the Offeror has been extracted from DBS Bank's announcement dated 31 July 2002, the sole responsibility of the Directors has been to ensure that such information has been accurately extracted from it.

By Order of the Board

Lim Mei Yi
Company Secretary
31 July 2002

Submitted by Lim Mei Yi, Company Secretary on 31/07/2002 to the SGX